fabrinet®

Proxy Statement and 2012 Annual Report to Shareholders

Letter to Shareholders

Notice of 2012 Annual Meeting and Proxy Statement

2012 Annual Report to Shareholders

Dear Shareholders,

Fiscal 2012 was an extremely challenging year for Fabrinet, as the severe flooding that occurred in October and November 2011 in Thailand presented us with numerous obstacles to overcome. As a result of these events, we reported total revenue of $564.7 million for the year, a decrease of 24% compared to total revenue of $743.6 million for fiscal 2011. Due to the expenses related to the flood, we reported a GAAP net loss of $(56.5) million, or $(1.64) per diluted share, in fiscal 2012, compared to GAAP net income of $64.3 million, or $1.87 per diluted share, in fiscal 2011.

The 2011 monsoon season resulted in a natural disaster for Thailand, unprecedented in its scope and impact in recent history. The annual monsoon floodwaters overwhelmed the region from central Thailand, through Bangkok to the Gulf of Thailand in the south. Millions of Thailand's citizens were displaced and thousands of businesses were flooded, including the factories at our Chokchai campus, located approximately 25 miles north of central Bangkok.

Over the years, we have implemented multiple protections to address scenarios when the annual rains cause floods. This natural disaster was unique, however, in that the scale of the flooding overcame all efforts by the government to manage the water flow, as well as all of our efforts to protect our Chokchai campus, which has historically represented approximately 40% of our Thailand-based revenues. When the floodwaters breached our retainer walls, many of these protective measures were ineffective against the peak water levels, resulting in damage to equipment and inventory.

Mindful of the potential for flooding, we constructed buildings at our Pinehurst campus to resist water to a height of greater than five feet above ground level. Our Pinehurst campus is located approximately seven miles north of Chokchai, and the manufacturing facilities remained dry. We were fortunate that construction of our newest manufacturing facility, Building 6, at our Pinehurst campus, was close to completion when the flooding occurred. In mid-January, we were able to make available approximately 30,000 square feet of the facility, while the entire building was completed in April 2012. Having manufacturing space available for our customers that were displaced from our Chokchai campus by the flooding was critical to our recovery efforts. With Building 6 fully available and the migration to Pinehurst for those customers displaced by the flooding complete, we consolidated all of our current manufacturing in Thailand at our Pinehurst campus and terminated our Chokchai lease.

I am pleased to report that today we are back to pre-flood levels of operational capacity and look forward to continuing to partner with our customers for their manufacturing needs. To this end, we have made significant investments to safeguard against the potential for future natural disasters, including additional sources of redundant power, new warehouse facilities co-located at the airport and structural improvements to the perimeter wall surrounding all of the buildings at our Pinehurst campus. While the Pinehurst buildings were never breached during last year's record flooding, these improvements are designed to increase the protective measures around the campus to withstand potential flooding to a height nearly double that of last October's record high.

I cannot overstate how proud I am of all of our employees and the extraordinary efforts that they put forth to assist our customers in reestablishing their manufacturing following this natural disaster. Many of these employees were simultaneously coping with being displaced from their own homes and families. I would also like to personally thank our customers for their kind words of assistance and continuous support of Fabrinet. Throughout this crisis, we worked in close collaboration with our customers to assess how best to support their needs and most quickly resume production. They have told us that our value to them is enduring, and that our capabilities, execution and the extraordinary efforts by our employees were greatly appreciated.

On a more positive note, in fiscal 2012, despite the impact of the flooding, we continued to have success with our strategic efforts to further diversify our revenue base. Looking back four years ago, our revenues from optical communications represented greater than 95% of our total revenues, while laser, sensor and other revenue accounted for less than 5%. For fiscal 2012, revenue from optical communications was $366.9 million, or 65% of total revenues, while lasers, sensors and other revenue was $197.8 million, the remaining 35% of total revenues. We are pleased with the continued diversification of our revenues and believe the success our business development team has achieved during the year in winning new projects from long standing customers in each of our businesses as well as attracting new customers in our target markets, leaves us well positioned to grow our business faster than the markets we serve.

With the operational impact of last year's flooding behind us, we enter fiscal 2013 with a renewed sense of optimism. Despite the uncertainties in the global economy, we expect the coming year to be a successful one, and we remain intensely focused on the interests of our shareholders by adhering to the ideals that drive our consistent execution:

- We will aggressively pursue new revenue opportunities where our expertise and core strengths add value to our customers and potential customers.
- We will be strategic in our customer partnerships by collaborating on measures to improve product engineering, quality, cost and delivery.
- We will empower our staff to continuously improve our operations, lower production costs, increase our competitiveness, and support the success of our customers.
- We will profitably grow our company.

On behalf of our board of directors, I wish to thank all our staff, customers, suppliers and shareholders for their ongoing support and dedication.

Sincerely yours,

/s/ David T. Mitchell

David T. Mitchell
Chief Executive Officer and Chairman of the Board of Directors

This Annual Report contains forward-looking statements that involve risks and uncertainties, including our strategies and expected financial performance; our future business prospects; our market opportunities; and our competitive position. We caution you that such statements reflect our best judgment based on factors currently known to us, and that actual events or results could differ materially. Please refer to the documents that we file from time to time with the SEC, including our Form 10-K for the fiscal year ended June 29, 2012, a copy of which is enclosed herein. We do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they are made.

fabrinet®

NOTICE OF 2012 ANNUAL MEETING OF SHAREHOLDERS

Dear Fabrinet Shareholder:

Notice is hereby given that the 2012 Annual Meeting of Shareholders (the "Annual Meeting") of Fabrinet, a Cayman Islands exempted company ("Fabrinet" or the "Company"), will be held on Thursday, December 20, 2012, at 9:00 a.m., Pacific time, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California 94304, for the following purposes:

1. To elect two Class III directors listed in the accompanying Proxy Statement and recommended by the Board of Directors to serve for a term of three years or until their respective successors have been duly elected and qualified.
2. To approve an amendment to Fabrinet's 2010 Performance Incentive Plan to increase the number of authorized shares issuable under the plan by 3,700,000 ordinary shares.
3. To hold an advisory vote to approve the compensation paid to our named executive officers.
4. To ratify the appointment of PricewaterhouseCoopers ABAS Ltd. as Fabrinet's independent registered public accounting firm for the fiscal year ending June 28, 2013.
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The preceding items of business are more fully described in the proxy statement accompanying this notice. Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed. Only shareholders of record at the close of business on October 12, 2012, are entitled to notice of and to vote at the Annual Meeting and any postponements or adjournments of the meeting.

We have elected to provide access to our proxy materials over the Internet. Accordingly, shareholders of record at the close of business on October 12, 2012 will receive a Notice of Internet Availability of Proxy Materials. We expect to mail the Notice of Internet Availability of Proxy Materials on or about October 25, 2012.

Your vote is very important. Even if you plan to attend the Annual Meeting in person, we encourage you to read the proxy statement and vote as promptly as possible to ensure that your vote is recorded. For specific instructions on how to vote your shares, please follow the procedures outlined in the Notice of Internet Availability of Proxy Materials or refer to the section of the proxy statement entitled "Questions and Answers About the Annual Meeting and Procedural Matters."

Thank you for your ongoing support of Fabrinet.

By Order of the Board of Directors,

/s/ David T. Mitchell

David T. Mitchell
Chief Executive Officer and Chairman of the Board of Directors

Palo Alto, California
October 25, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]

PROXY STATEMENT

FOR 2012 ANNUAL MEETING OF SHAREHOLDERS

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

FABRINET
Walker House
87 Mary Street
George Town
Grand Cayman
KY1-9005
Cayman Islands

PROXY STATEMENT
FOR 2012 ANNUAL MEETING OF SHAREHOLDERS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND PROCEDURAL MATTERS

Q: Why am I receiving these materials?

A: The Board of Directors of Fabrinet is providing these proxy materials to you in connection with the solicitation of proxies for use at Fabrinet's 2012 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Thursday, December 20, 2012, at 9:00 a.m., Pacific time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters set forth in this proxy statement.

The Annual Meeting will be held at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California 94304.

As a shareholder, you are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement.

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: Pursuant to rules adopted by the Securities and Exchange Commission (the "SEC"), we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders of record and beneficial owners. We expect to mail the Notice on or about October 25, 2012.

All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Q: How can I obtain electronic access to the proxy materials?

A: The Notice will provide you with instructions regarding how to:

- View the proxy materials for the Annual Meeting on the Internet; and
- Instruct us to send future proxy materials to you electronically by email.

Choosing to receive future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment.

Q: Can I attend the Annual Meeting?

A: You are invited to attend the Annual Meeting if you were a shareholder of record or a beneficial owner as of October 12, 2012 (the "Record Date"). You should bring photo identification for entrance to the Annual Meeting. The meeting will begin promptly at 9:00 a.m., Pacific time, and you should leave ample time for the check-in procedures. Shareholders may request directions to the offices of Wilson Sonsini Goodrich & Rosati by calling (650) 493-9300.

Q: Who is entitled to vote at the Annual Meeting?

A: You may vote your Fabrinet ordinary shares if our records show that you owned your shares at the close of business on the Record Date. At the close of business on the Record Date, there were 34,496,237 ordinary shares outstanding and entitled to vote at the Annual Meeting. You may cast one vote for each ordinary share held by you as of the Record Date on all matters presented.

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: *Shareholder of Record.* If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, you are considered the "shareholder of record" with respect to those shares, and we have sent the Notice directly to you. As a shareholder of record, you have the right to grant your voting proxy directly to us or to a third party, or to vote in person at the Annual Meeting.

Beneficial Owner. If your shares are held in a brokerage account or by a bank or nominee, you are considered the "beneficial owner" of shares held in "street name," and the Notice is being forwarded to you by your broker, bank or nominee (who is considered the shareholder of record with respect to those shares). As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares. Your broker, bank or nominee has enclosed or provided voting instructions for you to use in directing the broker, bank or nominee how to vote your shares. You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Annual Meeting unless you obtain a "legal proxy" from your broker, bank or nominee giving you the right to vote the shares at the Annual Meeting.

If you hold your shares through a broker and do not provide your broker with specific voting instructions, your broker will have the discretion to vote your shares only on routine matters. As a result:

- Your broker will not have the authority to exercise discretion to vote your shares with respect to the election of directors, the amendment to the 2010 Performance Incentive Plan to increase the number of authorized shares issuable under the plan, and the advisory vote to approve the compensation paid to our named executive officers because the rules of The New York Stock Exchange ("NYSE") treat those matters as non-routine.
- Your broker will have the authority to exercise discretion to vote your shares with respect to the ratification of the appointment of PricewaterhouseCoopers ABAS Ltd. as Fabrinet's independent registered public accounting firm for the fiscal year ending June 28, 2013, because NYSE rules treat that matter as routine.

Q: How can I vote my shares in person at the Annual Meeting?

A: Shares held in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held beneficially in street name may be voted in person at the Annual Meeting only if you obtain a "legal proxy" from the broker, bank or nominee that holds your shares giving you the right to vote the shares. **Even if you plan to attend the Annual Meeting, we recommend that you also submit your vote as described in the Notice and as described below, so that your vote will be counted even if you later decide not to attend the meeting**.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record, you may vote by submitting a proxy; please refer to the voting instructions in the Notice or below. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, bank or nominee; please refer to the voting instructions provided to you by your broker, bank or nominee.

By Internet – Shareholders of record with Internet access may submit proxies until 11:59 p.m., Eastern time, on December 19, 2012, by following the "Vote by Internet" instructions described in the Notice or by following the instructions at www.proxyvote.com. Most Fabrinet shareholders who hold shares beneficially in street name may vote by accessing the website specified in the voting instructions provided by their brokers, trustees or nominees. If you are a beneficial owner, please check the voting instructions provided by your broker, trustee or nominee for information regarding Internet voting availability.

By telephone – Depending on how your shares are held, you may be able to vote by telephone. If this option is available to you, you will have received information with the Notice or the voting instructions provided by your broker, bank or nominee explaining this procedure.

By mail – Shareholders of record may request a paper proxy card from Fabrinet and indicate their vote by completing, signing and dating the card where indicated and by returning it in the prepaid envelope that will be included with the proxy card. Please follow the procedures outlined in the Notice to request a paper proxy card.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The presence of the holders of at least one-third of the total shares entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such shareholders are counted as present at the meeting if (1) they are present in person at the Annual Meeting or (2) have properly submitted a proxy.

Abstentions and broker "non-votes" are counted as present and entitled to vote and are, therefore, included for the purposes of determining whether a quorum is present at the Annual Meeting.

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner has not received voting instructions from the beneficial owner, and the broker does not have, or declines to exercise, discretionary authority to vote those shares.

Q: What proposals will be voted on at the Annual Meeting?

A: The proposals scheduled to be voted on at the Annual Meeting are:

- The election of two Class III directors recommended by the Board of Directors to serve for a term of three years or until their respective successors are duly elected and qualified;
- The amendment of our 2010 Performance Incentive Plan to increase the number of authorized shares issuable under the plan by 3,700,000 ordinary shares;
- An advisory vote to approve the compensation paid to our named executive officers; and
- The ratification of the appointment of PricewaterhouseCoopers ABAS Ltd. as our independent registered public accounting firm for the fiscal year ending June 28, 2013.

Q: What is the voting requirement to approve each of the proposals and how are votes counted?

A: A plurality of the votes cast is required for the election of directors (Proposal One). You may vote "FOR" or "WITHHOLD" on each of the nominees for election as director. The two nominees for director receiving the highest number of affirmative votes will be elected as directors. Abstentions and broker non-votes will not affect the outcome of the election.

The affirmative vote of a majority of the votes cast is required to (1) approve an amendment to our 2010 Performance Incentive Plan to increase the number of authorized shares issuable under the plan by 3,700,000 ordinary shares (Proposal Two), (2) approve, on an advisory basis, the compensation paid to our named executive officers (Proposal Three), and (3) ratify the appointment of PricewaterhouseCoopers ABAS Ltd. as our independent registered public accounting firm for the fiscal year ending June 28, 2013 (Proposal Four). You may vote "FOR," "AGAINST" or "ABSTAIN" on these proposals. Abstentions have the same effect as votes against these proposals. However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of voting results on these proposals.

All shares entitled to vote and represented by properly submitted proxies received prior to the Annual Meeting (and not revoked) will be voted at the Annual Meeting in accordance with the instructions indicated by such proxy. If no instructions are indicated on such proxy, the shares represented by that proxy will be voted as recommended by the Board of Directors.

Q: How does the Board of Directors recommend that I vote?

A: The Board of Directors recommends that you vote your shares:

- "**FOR**" each of the two nominees recommended by the Board of Directors for election as Class III directors (Proposal One);
- "**FOR**" the amendment of our 2010 Performance Incentive Plan to increase the number of authorized shares issuable under the plan by 3,700,000 ordinary shares (Proposal Two);
- "**FOR**" the approval, on an advisory basis, of the compensation paid to our named executive officers (Proposal Three); and
- "**FOR**" the ratification of the appointment of PricewaterhouseCoopers ABAS Ltd. as our independent registered public accounting firm for the fiscal year ending June 28, 2013 (Proposal Four).

Q: What happens if additional matters are presented at the Annual Meeting?

A. If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: Can I change my vote?

A: Subject to any rules your broker, bank or nominee may have, you may change your vote at any time before your proxy is voted at the Annual Meeting.

If you are the shareholder of record, you may change your vote (1) by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the voting methods described above (and until the applicable deadline for each method), (2) by providing a written notice of revocation to our Corporate Secretary, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114 prior to your shares being voted, or (3) by attending the Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If you are a beneficial owner of shares held in street name, you may change your vote by (1) submitting new voting instructions to your broker, bank or nominee, or (2) if you have obtained a legal proxy from your broker, bank or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person.

Q: What happens if I decide to attend the Annual Meeting but I have already voted or submitted a proxy card covering my shares?

A: Subject to any rules your broker, bank or nominee may have, you may attend the Annual Meeting and vote in person even if you have already voted or submitted a proxy card. Any previous votes that were submitted by you will be superseded by the vote you cast at the Annual Meeting. Please be aware that attendance at the Annual Meeting will not, by itself, revoke a proxy.

If a broker, bank or nominee beneficially holds your shares in street name and you wish to attend the Annual Meeting and vote in person, you must obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares.

Q: What should I do if I receive more than one set of voting materials?

A: If you received more than one Notice, voting instruction card or set of proxy materials, your shares are registered in more than one name or brokerage account. Please follow the instructions on each Notice or voting instruction card that you receive to ensure that all of your shares are voted.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Fabrinet or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy cards, which may be forwarded to Fabrinet's management.

Q: Where can I find the voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Form 8-K filed with the SEC within four business days after the Annual Meeting, which will also be available in the "Investors—Financials—SEC Filings" section of our website at www.fabrinet.com.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: We will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. We may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners for their reasonable expenses in forwarding solicitation material to such beneficial owners. Our directors, officers and employees may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

If you choose to access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur.

Q: What is the deadline to propose actions for consideration at next year's annual meeting of shareholders or to nominate individuals to serve as directors?

A: You may submit proposals, including recommendations of director candidates, for consideration at future shareholder meetings.

For inclusion in Fabrinet's proxy materials – Shareholders may present proper proposals for inclusion in our proxy statement and for consideration at our next annual meeting of shareholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. In order to be included in the proxy statement for our 2013 annual meeting of shareholders, shareholder proposals must be received by our Corporate Secretary no later than June 27, 2013, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

To be brought before an annual meeting – In addition, our memorandum and articles of association establish an advance notice procedure for shareholders who wish to present certain matters before an annual meeting of shareholders.

Nominations for the election of directors may be made only (1) by or at the direction of the Board of Directors, or (2) by a shareholder who has delivered written notice to our Corporate Secretary within the Notice Period (as defined below) and who was a shareholder at the time of such notice and as of the record date for such meeting. The notice must contain specified information about the nominees and about the shareholder proposing such nominations.

Our memorandum and articles of association also provide that the only business that may be conducted at an annual meeting is business that is (1) properly brought before the meeting pursuant to our proxy materials with respect to such meeting, (2) properly brought before the meeting by or at the direction of the Board of Directors, or (3) properly brought before the meeting by a shareholder who has delivered written notice to our Corporate Secretary, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114 within the Notice Period (as defined below) and who was a shareholder at the time of such notice and as of the record date for such meeting. The notice must contain specified information about the matters to be brought before such meeting and about the shareholder proposing such matters.

The "Notice Period" is defined as that period not less than 45 days nor more than 75 days prior to the one year anniversary of the date on which we first mailed our proxy materials or a notice of availability of proxy materials (whichever is earlier) to shareholders in connection with the preceding year's annual meeting of shareholders. As a result, the Notice Period for the 2013 annual meeting of shareholders will start on August 11, 2013 and end on September 10, 2013.

If a shareholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we need not present the proposal for vote at such meeting.

A copy of the full text of the provisions of our memorandum and articles of association discussed above may be obtained by writing to our Corporate Secretary, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114 or by accessing Fabrinet's filings on the SEC's website at www.sec.gov. All notices of proposals by shareholders, whether or not included in our proxy materials, should be sent to our Corporate Secretary, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114.

Q: How may I obtain a separate set of proxy materials or the 2012 Annual Report?

A: If you share an address with another shareholder, each shareholder may not receive a separate copy of our proxy materials and 2012 Annual Report. We will promptly deliver upon written or oral request a separate copy of our proxy materials and 2012 Annual Report to any shareholder at a shared address to which a single copy of the documents was delivered. Shareholders may request additional copies of our proxy materials and 2012 Annual Report by contacting our investor relations at (203) 990-0148 or writing to Fabrinet, 13 Arcadia Road, Suite 7, Old Greenwich, Connecticut 06870, Attention: John Marchetti, Chief Strategy Officer. Shareholders who share an address and receive multiple copies of our proxy materials and 2012 Annual Report can also request to receive a single copy by following the instructions above.

FISCAL YEAR END

This proxy statement provides information about the matters to be voted on at the 2012 Annual Meeting and additional information about us and our executive officers and directors. Some of the information is provided as of the end of our 2010, 2011 or 2012 fiscal years, and some information is provided as of a more recent date. Each of our fiscal years ends on the last Friday of June. Our 2010 fiscal year ended on June 25, 2010, our 2011 fiscal year ended on June 24, 2011, and our 2012 fiscal year ended on June 29, 2012.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

Our Board of Directors currently consists of eight directors. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time by our Board of Directors but may not consist of more than 15 directors. Our Board of Directors is divided into three classes of directors, each serving staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of shareholders in the year in which that term expires. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Nominees

Two candidates have been nominated for election as Class III directors at the Annual Meeting for a three-year term expiring in 2015. Upon recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has nominated **David T. Mitchell** and **Dr. William J. Perry** for election as Class III directors. Biographical information about each of the nominees is contained below.

Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unavailable to serve. In the event any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who may be proposed by the Nominating and Corporate Governance Committee and designated by the present Board of Directors to fill the vacancy.

If you sign your proxy or voting instruction card or vote by telephone or over the Internet but do not give instructions with respect to the election of directors, your shares will be voted for the two persons recommended by our Board of Directors. If you wish to give specific instructions with respect to the election of directors, you may do so by indicating your instructions on your proxy or voting instruction card or when you vote by telephone or over the Internet. If you do not give voting instructions to your broker, your broker will leave your shares unvoted on this matter.

Recommendation of the Board of Directors

The Board of Directors recommends a vote "**FOR**" the election of David T. Mitchell and Dr. William J. Perry to the Board of Directors.

Information About Directors and Director Nominees

The names of the members of our Board of Directors, their ages, their positions with Fabrinet (as applicable) and other biographical information as of October 12, 2012, are set forth below. A discussion of the qualifications, attributes and skills of each of the directors and director nominees that led our Board of Directors and the Nominating and Corporate Governance Committee to conclude that he or she should serve as a director follows each of the biographies below. There are no family relationships among any of our directors or executive officers.

Name	Age	Director Class	Year of Expiration of Current Term	Director Since	Position
Dr. Homa Bahrami(2)	57	I	2013	2012	Director
Mark A. Christensen(1)	53	I	2013	2005	Director
Rollance E. Olson(2)	69	I	2013	2004	Lead Independent Director
Thomas F. Kelly(1)	59	II	2014	2010	Director
Dr. Frank H. Levinson(3)	59	II	2014	2001	Director
Virapan Pulges(1)(3)	51	II	2014	2000	Director
David T. Mitchell	70	III	2012	2000	Chief Executive Officer and Chairman of the Board of Directors and Director Nominee
Dr. William J. Perry(2)	85	III	2012	2008	Director and Director Nominee

(1) Member of Audit Committee
(2) Member of Nominating and Corporate Governance Committee
(3) Member of Compensation Committee

David T. (Tom) Mitchell is our founder and has served as our Chief Executive Officer and Chairman of the Board of Directors since our inception in 2000. Mr. Mitchell also served as our President from 2000 to January 2011. In 1979, Mr. Mitchell co-founded Seagate Technology, a disk drive manufacturing company. Mr. Mitchell served as the president of Seagate Technology from 1983 to 1991. From 1992 to 1995, Mr. Mitchell served as the chief operating officer of Conner Peripherals, a disk drive manufacturing company. From 1995 to 1998, Mr. Mitchell served as the chief executive officer of JTS Corp., a mobile disk drive manufacturing company. During his tenure in the data storage industry, Mr. Mitchell established manufacturing operations in Singapore, Thailand, Malaysia, the PRC and India. Mr. Mitchell has been a member of the board of directors of GigOptix, Inc. since June 2012. Mr. Mitchell earned a bachelor of science degree in economics from Montana State University.

Among other skills and qualifications, Mr. Mitchell brings to our Board of Directors extensive knowledge and understanding of Fabrinet's business, operations and employees, having founded Fabrinet and served on our Board of Directors since our inception, as well as more than 30 years of experience in an array of executive management roles within the semiconductor and optoelectronics industries.

Dr. Homa Bahrami has served on our Board of Directors since August 2012. Dr. Bahrami has been a Senior Lecturer at the Haas School of Business, University of California, Berkeley since 1986. She is also a Faculty Director of the Center for Executive Education and a Board Member of the Center for Teaching Excellence at the Haas School of Business, where she has served on the faculty since 1986. Dr. Bahrami was a member of the board of directors of FormFactor, Inc. from 2004 through 2010 and has been a member of the board of directors of FEI Company since February 2012. Dr. Bahrami earned a bachelor of arts degree with honors in sociology and social administration from Hull University and a master of science degree in industrial administration and a doctor of philosophy degree in organizational behavior from Aston University in the United Kingdom.

Among other skills and qualifications, Dr. Bahrami brings to our Board of Directors experience in organizational design and executive development for global enterprises.

Mark A. Christensen has served on our Board of Directors since 2005. Mr. Christensen has served as the president of Global Capital Management, a consulting firm to high tech companies, since he established it in February 2005. From November 2001 to January 2005, Mr. Christensen served as the vice president and director of mobile and communications sectors at Intel Capital, where he was responsible for managing Intel Capital's wired, wireless and optical networking equity investments and merger and acquisition activities. From 1995 to 2001, Mr. Christensen served as the vice president and group general manager for the network communications group at Intel Corporation, a semiconductor manufacturing company. Prior to that, Mr. Christensen held various positions at Intel Corporation since 1982. Since May 2005, Mr. Christensen has been a member of the board of directors of Pixelworks, Inc., a publicly traded semiconductor company, where he currently serves on the compensation and corporate governance and nominating committees. Mr. Christensen also serves as chairman of the board of Celio Technology Corporation, a privately-held company. Mr. Christensen earned a bachelor of science degree in industrial and manufacturing engineering from Oregon State University and a master's degree in business administration from the University of Oregon.

Among other skills and qualifications, Mr. Christensen brings to our Board of Directors valuable knowledge of technology companies and of companies with a global presence, given his experience at Intel, along with his current consulting work with technology startup companies. In addition, Mr. Christensen brings valuable finance experience due to his previous role at Intel and previous service as a member of the audit committee of a public company.

Thomas F. Kelly has served on our Board of Directors since 2010. Mr. Kelly has served as chief executive officer and president of Moxie Software, a provider of enterprise social software, since January 2010. From June 2006 to June 2009, he was chairman of the board of MontaVista Software (acquired by Cavium Networks, Inc. in 2009), a provider of Linux-based development software, where he was also chairman, president and chief executive officer from June 2006 to June 2008. From February 2008 to January 2009, he was president and chief executive officer of Epicor Software, an enterprise resource planning software company, where he also served on the board of directors from 2000 to 2009. In 2004 and 2005, Mr. Kelly was with Trident Capital, a venture capital company. From 2001 to 2004, Mr. Kelly was chairman, president and chief executive officer of BlueStar Solutions (acquired by Affiliated Computer Services, Inc. in 2004), an enterprise resource planning software hosting company. From 1998 to 2001, Mr. Kelly was chairman and chief executive officer of Blaze Software, Inc. (acquired by Brokat Infosystems AG in 2001). Prior to that, he served as chief financial officer or chief operating officer at several software and semiconductor companies, including Cirrus Logic, Inc., Frame Technology, Cadence Design Systems, Valid Logic Corporation and Analog Design Tools. Earlier in his career he was with Arthur Anderson & Company. Since September 2003, Mr. Kelly has been a member of the board of directors of FEI Company, a publicly-traded company, where he currently serves as chairman of the audit committee. He is also on the Board of Regents of Santa Clara University. Mr. Kelly earned a bachelor of science degree in economics from Santa Clara University.

Among other skills and qualifications, Mr. Kelly brings to our Board of Directors audit and financial reporting expertise as well as managerial and operational experience gained from his service on the audit committee of a public company and his roles at Moxie Software, MontaVista Software, Epicor Software and Trident Capital.

Dr. Frank H. Levinson has served on our Board of Directors since 2001. Since 2006, Dr. Levinson has served as the managing director of Small World Group, a group primarily involved in investing in and growing small companies. Dr. Levinson served as the chairman of the board of directors and chief technical officer of Finisar Corporation, a provider of fiber optic components and network performance test and monitoring systems from August 1999 to January 2006, and remained as a director of Finisar until August 2008. From 1988 to 1999, Dr. Levinson served as the chief executive officer of Finisar. From January 1986 to February 1988, Dr. Levinson served as the optical department manager at Raynet, Inc., a fiber optic systems company and, from April 1985 to December 1985, as the chief optical scientist at Raychem Corporation. From January 1984 to July 1984, Dr. Levinson was a member of the technical staff at Bellcore, a provider of services and products to the communications industry. From 1980 to 1983, Dr. Levinson was as a member of the technical staff at AT&T Bell Laboratories. Dr. Levinson earned a bachelor of science degree in mathematics and physics from Butler University and a master's degree in astronomy and a doctor of philosophy degree in astronomy from the University of Virginia.

Among other skills and qualifications, Dr. Levinson brings to our Board of Directors executive leadership and management experience in a global organization and semiconductor industry experience, having served as chairman of the board of directors, chief technical officer and chief executive officer of Finisar.

Rollance E. Olson has served on our Board of Directors since 2004, including as lead independent director since January 2011. From 1986 to 2011, Mr. Olson served as chief executive officer of Parts Depot Inc., a wholesale automotive replacement parts and supplies business in Virginia. From 1980 to 1985, Mr. Olson served as the president of Brake Systems, Inc., and from 1973 to 1980, Mr. Olson served in various positions at Bendix Corporation, an automotive safety brake and control systems company, including as general manager of the fram/autolite division, general manager of the Bendix automotive aftermarket division and corporate staff consultant. From 1968 to 1973, Mr. Olson served as a management consultant and project leader of Booz, Allen & Hamilton, a management and technology consultant firm. Mr. Olson earned a bachelor of arts degree from the University of Minnesota.

Among other skills and qualifications, Mr. Olson brings to our Board of Directors executive leadership and management experience gained from his service as chief executive officer of Parts Depot for more than 20 years.

Dr. William J. Perry has served on our Board of Directors since 2008. Dr. Perry is a Professor Emeritus at Stanford University, where he is co-director of the Preventive Defense Project. His previous academic experience includes professor (half-time) at Stanford from 1988 to 1993, when he was the co-director of the Center for International Security and Arms Control. Dr. Perry also served as a part-time lecturer in the Department of Mathematics at Santa Clara University from 1971 to 1977. Dr. Perry was the nineteenth United States Secretary of Defense, serving from February 1994 to January 1997. Dr. Perry's previous government experience was as Deputy Secretary of Defense (1993–94) and undersecretary of defense for research and engineering (1977–81). Dr. Perry's business experience includes serving as a laboratory director for General Telephone and Electronics (1954–64); founding and serving as chief executive officer of Electromagnetic Systems Laboratory, Inc. (ESL) (1964–77); serving as executive vice-president of Hambrecht & Quist (1981–85); and founding and serving as the chairman of Technology Strategies and Alliances (1985–93). From 1997 to 2000, Dr. Perry served on the boards of directors of The Boeing Company and United Technologies Corporation. Dr. Perry currently serves on the boards of directors of Lucent Government Systems (a subsidiary of Alcatel–Lucent), CoVant Technologies, LLC, Acuitus and Xyleco. Dr. Perry earned a bachelor of science degree and a master's degree from Stanford University and a doctor of philosophy degree from Pennsylvania State University, all in mathematics.

Among other skills and qualifications, Dr. Perry brings to our Board of Directors executive leadership and management experience, government experience and previous public company board experience.

Virapan Pulges has served on our Board of Directors since 2000. Since May 2005, Mr. Pulges has served as managing director of TICON Industrial Connection Public Co., Ltd., an industrial property development company. From May 2005 to July 2010, Mr. Pulges served as a consultant to H&Q Asia Pacific for its investments in Thailand. From 1990 to 2005, Mr. Pulges served as the managing director of H&Q (Thailand) Ltd., a private equity firm, where he was responsible for investments in Thailand. Prior to joining H&Q (Thailand) Ltd., from 1983 to 1989, Mr. Pulges was the assistant managing director of Thai Seri Cold Storage Co., Ltd., a frozen seafood processing and exporting company. Mr. Pulges serves as a director of the Thai Venture Capital Association (TVCA) and the Singapore-Thai Chamber of Commerce. Mr. Pulges was a founding member of TVCA in 1996 and, from 1999 to 2005, he served as a director and the president of TVCA. Mr. Pulges also serves on the boards of directors of SVI Public Co., Ltd., Thai Cane Paper Public Co., Ltd. and TICON Industrial Connection Public Co., Ltd. Mr. Pulges earned a bachelor of science degree with special honors in electrical engineering and computer science and a master's degree in electrical engineering from the University of Colorado, Boulder.

Among other skills and qualifications, Mr. Pulges brings to our Board of Directors executive leadership and management experience and finance experience, having previously managed investments for H&Q (Thailand) Ltd. for 15 years.

Compensation of Directors

Compensation for Fiscal 2012

The following table presents information regarding the compensation paid during fiscal 2012 to individuals who were members of our Board of Directors at any time during fiscal 2012 and who were not also our employees. We refer to those directors as non-employee directors. Mr. Mitchell does not receive additional compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)(2)	Total ($)
Mr. Christensen	38,000	80,004	118,004
Mr. Kelly	50,000	80,004	130,004
Dr. Levinson	39,500	80,004	119,504
Mr. Olson	53,000	80,004	133,004
Dr. Perry	42,500	80,004	122,504
Mr. Pulges	41,000	80,004	121,004
Dr. Hsu(3)	24,750	80,004	104,754

(1) Reflects the aggregate grant date fair value of the shares in accordance with FASB Accounting Standards Codification Topic 718 ("ASC 718"). The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended June 29, 2012, filed with the SEC on August 28, 2012. These amounts do not correspond to the actual value that will be realized by the directors.

(2) The following table presents the aggregate number of shares underlying unvested stock awards and outstanding options held by each of our non-employee directors as of the end of fiscal 2012.

Name	Aggregate Number of Shares Underlying Unvested Stock Awards	Aggregate Number of Shares Underlying Outstanding Options
Mr. Christensen	5,810	—
Mr. Kelly	5,810	30,000
Dr. Levinson	5,810	—
Mr. Olson	5,810	—
Dr. Perry	5,810	7,500
Mr. Pulges	5,810	—
Dr. Hsu	—	—

(3) Dr. Hsu resigned from our Board of Directors on March 15, 2012 and forfeited the unvested stock awards granted to him during fiscal 2012.

Standard Director Compensation Arrangements for Fiscal 2012

In fiscal 2012, non-employee directors received the following cash compensation for their service on our Board of Directors:

- an annual retainer of $25,000;
- $2,500 for each board meeting attended in person;
- $1,000 for each board meeting attended by video or teleconference;
- $15,000 per year for serving as Chairman of the Board of Directors (applicable only if the chairman is a non-employee director);
- $15,000 per year for serving as lead independent director of the Board of Directors (applicable only if the chairman is an employee director);
- $3,000 per year for each member of the Audit Committee (or $15,000 if such member is the chairperson);
- $3,000 per year for each member of the Compensation Committee (or $7,500 if such member is the chairperson); and
- $3,000 per year for each member of the Nominating and Corporate Governance Committee (or $7,500 if such member is the chairperson).

Non-employee directors also received the following equity compensation for their service on our Board of Directors:

- upon joining our Board of Directors, an option to purchase 30,000 ordinary shares (the "Initial Grant"); and
- on the date of each annual shareholder meeting, an award of restricted stock units valued at $80,000 based on the closing price of our ordinary shares on the date of each such annual shareholder meeting (an "Ongoing Grant").

Share options granted pursuant to the Initial Grant will vest and become exercisable over a four-year period, at a rate of 25% on the one-year anniversary of the vesting commencement date and then at a rate of 1/48th per month thereafter, provided the director continues to serve through such dates. Restricted stock units awarded pursuant to an Ongoing Grant will vest as to 100% of the restricted stock units on January 1 following the next annual meeting of shareholders after the date of grant, provided the director continues to serve through such date.

Standard Director Compensation Arrangements for Fiscal 2013

Beginning in fiscal 2013, non-employee directors will receive the following cash compensation for their service on our Board of Directors:

- an annual retainer of $30,000;
- $2,500 for each board meeting attended in person;
- $1,000 for each board meeting attended by video or teleconference;
- $15,000 per year for serving as Chairman of the Board of Directors (applicable only if the chairman is a non-employee director);
- $15,000 per year for serving as lead independent director of the Board of Directors (applicable only if the chairman is an employee director);
- $3,000 per year for each member of the Audit Committee (or $15,000 if such member is the chairperson);

- $5,000 per year for each member of the Compensation Committee (or $10,000 if such member is the chairperson); and
- $3,000 per year for each member of the Nominating and Corporate Governance Committee (or $7,500 if such member is the chairperson).

Non-employee directors also receive the following equity compensation for their service on our Board of Directors:

- upon joining the Board of Directors, an award of restricted stock units pro-rated to reflect a value equal to: $80,000, divided by the closing price of Fabrinet's ordinary shares on the NYSE on the date of grant and multiplied by the number of days beginning with the date the director joins the Board of Directors and ending on the day immediately preceding the one year anniversary of the prior year's annual shareholder meeting, divided by 365 days; and
- on the date of each annual shareholder meeting, an award of restricted stock units valued at $80,000 based on the closing price of Fabrinet's ordinary shares on the NYSE on the date of each such annual shareholder meeting.

Restricted stock units granted to directors will vest in full on January 1 following the next annual meeting of shareholders after the date of grant, provided the director continues to serve through such date.

See "Corporate Governance Matters" below for additional information regarding our Board of Directors.

PROPOSAL TWO

AMENDMENT TO FABRINET'S 2010 PERFORMANCE INCENTIVE PLAN

General

We are asking our shareholders to approve an amendment to our 2010 Performance Incentive Plan (the "2010 Plan") to add 3,700,000 ordinary shares to the total number of shares reserved for issuance under the 2010 Plan. In October 2012, the Compensation Committee approved an amendment to the 2010 Plan, subject to approval from our shareholders at the Annual Meeting.

We believe that the approval of the amendment to the 2010 Plan is essential to our continued success as our employees are our most valuable assets and the awards permitted to be granted under the 2010 Plan are vital to our ability to attract and retain outstanding individuals in the competitive labor markets in which we compete. These awards also are crucial to our ability to motivate our employees to achieve Fabrinet's goals. Our Board of Directors believes that the approval of the amendment to the 2010 Plan is in the best interests of Fabrinet and our shareholders.

The following is a summary of the principal features of the 2010 Plan, as amended, and its operation. The summary is qualified in its entirety by reference to the 2010 Plan itself set forth in Appendix A.

Summary of the 2010 Performance Incentive Plan

General

The purpose of the 2010 Plan is to promote our success and to increase shareholder value by providing an additional means of compensation through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. Awards under the 2010 Plan may be in the form of share options, share appreciation rights ("SARs"), restricted shares, share bonuses, performance shares, share units, phantom shares, dividend equivalents and other similar rights to purchase or acquire our ordinary shares. Employees, officers, directors and consultants that provide services to us or one of our subsidiaries are eligible to receive awards under the 2010 Plan. As of September 28, 2012, we had approximately 150 employees (including 5 executive officers) and 7 non-employee directors, who would be eligible to receive awards under the 2010 Plan.

Administration of the 2010 Plan

Our Board of Directors, or a committee of directors appointed by our Board of Directors, has the authority to administer the 2010 Plan (the "Plan Administrator"). The Plan Administrator has broad authority to:

- determine eligibility;
- select eligible participants and determine the types of awards that they are to receive;
- determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;
- approve the form of award agreements;
- cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;
- construe and interpret the terms of the 2010 Plan and any agreements under the 2010 Plan;
- accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;
- subject to the other provisions of the 2010 Plan, make certain adjustments to an outstanding award (provided that no such adjustment may constitute a repricing of any option or SAR unless approved by

our shareholders) and authorize the conversion, succession or substitution of an award upon the occurrence of certain corporate transactions;

- allow the purchase price of an award or ordinary shares to be paid by means of any lawful consideration as the Plan Administrator determines; and
- determine the fair market value of an ordinary share.

The Plan Administrator may delegate authority to officers or employees of Fabrinet or its subsidiaries to determine award recipients, the number of shares to be granted under an award, and other terms and conditions of awards. The Plan Administrator also may establish sub-plans under the 2010 Plan to specify the terms and conditions of awards granted to service providers outside of the United States. Actions taken by us or the Plan Administrator with respect to the 2010 Plan will be conclusive and binding upon all persons.

Number of Ordinary Shares Available Under the 2010 Plan

A total of 2,000,000 ordinary shares have been authorized for issuance with respect to awards granted under the 2010 Plan, plus any shares subject to share options under our 1999 Share Option Plan (the "1999 Plan") outstanding as of June 24, 2010, that expire, are canceled or terminate after June 24, 2010, without being exercised. We are asking shareholders to approve an increase of 3,700,000 shares in the number of ordinary shares that may be issued under the 2010 Plan. If shareholders approve the amendment to the 2010 Plan, an aggregate of 5,700,000 ordinary shares, plus any shares subject to share options under the 1999 Plan outstanding as of June 24, 2010, that expire, are canceled or terminate after June 24, 2010, without being exercised, would be available for issuance under the 2010 Plan; and the maximum number of ordinary shares that may be delivered pursuant to incentive stock options granted under the 2010 Plan would be 5,700,000 ordinary shares (as increased by 3,700,000 shares pursuant to the amendment to the 2010 Plan).

Only the actual number of shares issued pursuant to an award will reduce the number of shares available for issuance under the 2010 Plan. Awards settled in cash or a form other than ordinary shares will not reduce the number of shares available for issuance under the 2010 Plan. Shares subject to awards that expire or are canceled or terminated, forfeited, fail to vest, or are not paid or delivered under the 2010 Plan will be available for subsequent awards under the 2010 Plan. Shares exchanged or withheld by us as payment of the exercise price of awards or related tax withholding obligations will be available for subsequent awards under the 2010 Plan. Shares deliverable under the 2010 Plan will be our authorized but unissued ordinary shares.

The number and kind of shares available under the 2010 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to equitable and proportionate adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends or other similar, unusual or extraordinary corporate transaction affecting our ordinary shares.

Awards

Each award under the 2010 Plan will be evidenced by a written or electronic award agreement between us and the award recipient that specifies the terms and conditions of the award. Awards generally may be paid in cash, services rendered to us, or any other lawful consideration as the Plan Administrator permits.

Share Options and SARs

The exercise prices of share options and the base prices of SARs granted under the 2010 Plan will not be less than the fair market value of our ordinary shares on the date of grant. Incentive stock options may be granted only to employees and, as to any 10% owner of our ordinary shares on the date of grant, must have an exercise price that is at least 110% of the fair market value of our ordinary shares. The maximum term of share options and SARs is 10 years, except that incentive stock options granted to any 10% owner of our ordinary shares may have a maximum term of 5 years.

Generally, the fair market value of our ordinary shares is the last price (in regular trading) for an ordinary share as provided by the Financial Industry Regulatory Authority ("FINRA") through the NYSE, or if no sales of our ordinary shares were reported on such date in question, such last price with respect to the next preceding day on which sales were reported for our ordinary shares. However, the Plan Administrator may provide that the fair market value is equal to the last price for an ordinary share on the last trading day preceding the date in question or the average of the high and low trading prices of an ordinary share for the date in question or the most recent trading day. On October 12, 2012, the closing price of our ordinary shares on the NYSE was $10.07 per share.

Other Awards

Restricted share awards and other awards may be issued under the 2010 Plan. The Plan Administrator will determine the terms and conditions of such awards, including whether such awards may be purchased at a fixed or variable price or ratio related to our ordinary shares, or upon the passage of time, the occurrence of one or more events or the achievement of performance criteria or other conditions, or a combination of any of these requirements.

Deferrals

The Plan Administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

Transferability of Awards

Awards under the 2010 Plan generally will not be transferable other than by will or the laws of descent and distribution, and may be exercised only by the award holder during his or her lifetime, except that the Plan Administrator may authorize certain transfers for tax or estate planning purposes.

Merger or Other Corporation Transaction

In the event of a merger, consolidation, or other reorganization, extraordinary dividend distribution affecting our ordinary shares, sale of substantially all of our business, ordinary shares or assets, our dissolution, or any other similar transaction in which we do not survive (or do not survive as a public company in respect of our ordinary shares), the Plan Administrator may allow for a cash payment in settlement of, or for the assumption, substitution or exchange of awards or cash, securities or property to be delivered to the award holder based on the consideration payable to shareholders upon such transaction. If the Plan Administrator has not made such provision, then each award granted under our 2010 Plan generally will become fully vested and will terminate at the time of such transaction, provided that holders of share options and SARs are given reasonable advance notice and reasonable opportunity to exercise their awards. However, a transaction will not be deemed to occur with respect to award holders who are subject to U.S. income taxation unless the transaction qualifies as a "change in control" within the meaning of Internal Revenue Code Section 409A.

Unless expressly set forth otherwise in the award agreement or other agreement entered into between the award holder and us or a severance program sponsored by us, awards will not accelerate vesting if doing so will result in the non-deductibility of the awards for Fabrinet under Internal Revenue Code Section 280G (i.e., golden parachute payments).

Amendment and Termination of the 2010 Plan

Our Board of Directors may amend or terminate the 2010 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to an award holder without the consent of such award holder. Plan amendments will be submitted to shareholders for their approval to the extent required by or advisable under applicable law or any applicable listing agency. The 2010 Plan is not exclusive—our Board of

Directors and Compensation Committee may grant equity and performance incentives or other compensation, in shares or cash, under other plans or authority.

The 2010 Plan will terminate in June 2020, unless earlier terminated by our Board of Directors. However, the Plan Administrator will retain its authority until all outstanding awards are exercised or terminated.

Number of Awards Granted to Employees and Directors

The number of awards that an employee, director or consultant may receive under the 2010 Plan is at the discretion of the Plan Administrator and, therefore, cannot be determined in advance. The following table sets forth information with respect to the grant of options and restricted share units under the 2010 Plan during fiscal 2012 (no other type of award was granted during this time):

	Options Granted (#)	Weighted Average Exercise Price Per Share ($)	RSUs Granted (#)	Weighted Average Dollar Value of RSUs Granted ($)
David T. Mitchell *Chief Executive Officer and Chairman of the Board of Directors*	129,828	14.12	63,739	14.12
Dr. Harpal S. Gill *President and Chief Operating Officer*	72,127	14.12	35,411	14.12
John Marchetti *Executive Vice President, Chief Strategy Officer*	21,260	19.36	10,331	19.36
Toh-Seng Ng *Executive Vice President, Chief Financial Officer*	27,188	15.03	13,311	15.02
Mark J. Schwartz *Former Executive Vice President, Chief Financial Officer and Secretary*	54,095	14.12	26,558	14.12
All current executive officers as a group (5 people)	275,943	14.63	133,415	14.62
All current non-employee directors as a group (7 people)	—	—	34,860	13.77
All employees who are not executive officers as a group	260,499	15.16	—	—

Summary of U.S. Federal Income Tax Consequences

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and Fabrinet of equity awards granted under the 2010 Plan. Tax consequences for any particular individual may be different.

Nonqualified Stock Options

No taxable income is reportable when a nonqualified stock option with an exercise price equal to the fair market value of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the shares purchased over the exercise price of the option. Any taxable income recognized in connection with an option exercise by an employee of Fabrinet is subject to tax withholding by Fabrinet. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Incentive Stock Options

No taxable income is reportable when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case the exercise of the award may affect the determination of the alternative minimum tax). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option. Any additional gain would be taxable as capital gain.

Share Appreciation Rights

No taxable income is reportable when a share appreciation right with an exercise price equal to the fair market value of the underlying share on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Other Awards

A participant generally will not have taxable income at the time an award of restricted shares, share units, performance shares, phantom shares, dividend equivalents, or share bonuses are granted. Instead, he or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable, or (ii) no longer subject to substantial risk of forfeiture. However, the recipient of a restricted share award may elect to recognize income at the time he or she receives the award in an amount equal to the fair market value of the shares underlying the award (less any cash paid for the shares) on the date the award is granted.

Tax Effect for Fabrinet

Fabrinet may be entitled to a tax deduction in connection with an award under the 2010 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Section 162(m) of the Internal Revenue Code and applicable guidance.

Section 409A

Section 409A of the Internal Revenue Code contains requirements applicable to non-qualified deferred compensation arrangements. These include requirements with respect to an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions must be made on or following the occurrence of certain events (e.g., the individual's separation from service, a predetermined date or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain individuals who are officers, Section 409A requires that such individual's distribution commence no earlier than six months after such officer's separation from service.

Awards granted under the 2010 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. Certain states, including California, have similar laws.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON THE PARTICIPANT AND FABRINET WITH RESPECT TO AWARDS UNDER THE 2010 PLAN AND DOES NOT PURPORT TO BE COMPLETE, AND REFERENCE SHOULD BE MADE TO THE APPLICABLE PROVISIONS OF THE INTERNAL REVENUE CODE. IN ADDITION, THIS SUMMARY DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR NON-U.S. JURISDICTION IN WHICH THE EMPLOYEE OR CONSULTANT MAY RESIDE.

Recommendation of the Board of Directors

The Board of Directors recommends a vote "**FOR**" the amendment of our 2010 Performance Incentive Plan to increase the number of authorized shares issuable under the plan by 3,700,000 ordinary shares.

PROPOSAL THREE

ADVISORY VOTE TO APPROVE COMPENSATION PAID TO NAMED EXECUTIVE OFFICERS

General

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and Section 14A of the Exchange Act enables shareholders to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers (or "Named Officers") as disclosed in this proxy statement in accordance with rules of the SEC.

As described in detail under the heading "Executive Compensation — Compensation Discussion and Analysis," Fabrinet's compensation philosophy is to provide competitive compensation opportunities to attract, retain and motivate qualified executives, and to align the interests of executives with the interests of shareholders. Fabrinet has designed its compensation programs to encourage the achievement of overall financial results, including consistent revenue growth and profitability, and to encourage role specific individual contributions by our Named Officers.

We urge shareholders to read the "Compensation Discussion and Analysis" in this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the compensation tables and the narrative discussion following the compensation tables. We are asking for shareholder approval, on an advisory basis, of the compensation paid to our Named Officers as disclosed in this proxy statement in accordance with SEC rules. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Officers and the policies and practices described in this proxy statement.

While this advisory vote to approve executive compensation is non-binding, our Board of Directors and the Compensation Committee value the opinions of shareholders and, to the extent there is any significant vote against the Named Officer compensation as disclosed in this proxy statement, will consider those shareholders' concerns and evaluate whether any actions are necessary to address those concerns.

Accordingly, pursuant to Section 14A of the Exchange Act, you are being asked to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of Fabrinet's named executive officers, as disclosed in Fabrinet's Proxy Statement for the 2012 Annual Meeting of Shareholders pursuant to the executive compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and related narrative disclosures."

Unless our Board of Directors modifies its policy on the frequency of holding "say on pay" advisory votes, the next "say on pay" advisory vote will occur at our 2013 annual meeting of shareholders.

Recommendation of the Board of Directors

The Board of Directors recommends a vote "**FOR**" the approval of the compensation paid to our Named Officers.

PROPOSAL FOUR

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Audit Committee has appointed PricewaterhouseCoopers ABAS Ltd. ("PWC") as our independent registered public accounting firm for our fiscal year ending June 28, 2013. Although ratification by shareholders is not required by any applicable legal requirements, our Board of Directors has determined that it is desirable to request ratification of this selection by our shareholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Fabrinet and its shareholders. If our shareholders do not ratify the appointment of PWC, the Audit Committee may reconsider its selection.

A representative of PWC is expected to be present at the meeting, will have the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

Recommendation of the Board of Directors

The Board of Directors recommends a vote "**FOR**" the ratification of the appointment of PricewaterhouseCoopers ABAS Ltd. as Fabrinet's independent registered public accounting firm for the fiscal year ending June 28, 2013.

Accounting Fees

The following table presents fees paid or accrued by Fabrinet for audit and other services rendered by PWC for fiscal 2012 and fiscal 2011.

	Fiscal 2012	Fiscal 2011
Audit Fees (1)	$665,082	$795,777
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$665,082	$795,777

(1) Audit Fees consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements, and audit services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years, such as statutory audits. In fiscal 2012, the fees also include services in connection with filing of registration statements on Form S-8 and Form S-3 in November 2011 and December 2011, respectively, including consent letters and review of documents filed with the SEC. In fiscal 2011, the fees also include services in connection with our March 2011 secondary public offering, including comfort letters, consents and review of documents filed with the SEC.

Pre-Approval of Audit and Non-Audit Services

Pursuant to its charter, the Audit Committee is required to (1) review and approve, in advance, the scope and plans for all audits and audit fees and (2) approve, in advance, all non-audit services to be performed by our independent auditors.

All services and fees of PWC were pre-approved by the Audit Committee.

AUDIT COMMITTEE REPORT

The Audit Committee assists our Board of Directors in fulfilling its responsibilities for oversight of the integrity of our financial statements, our internal accounting and financial controls, our compliance with legal and regulatory requirements, the organization and performance of our internal audit function and the qualifications, independence and performance of our independent registered public accounting firm.

Our management is responsible for establishing and maintaining internal controls and for preparing our consolidated financial statements. The independent registered public accounting firm is responsible for auditing the financial statements. It is the responsibility of the Audit Committee to oversee these activities.

The Audit Committee has:

- Reviewed and discussed the audited financial statements with management and with PricewaterhouseCoopers ABAS Ltd., our independent registered public accounting firm;
- Discussed with PricewaterhouseCoopers ABAS Ltd. the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended, and as adopted by the Public Company Accounting Oversight Board; and
- Received the written disclosures and the letter from PricewaterhouseCoopers ABAS Ltd. required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers ABAS Ltd.'s communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers ABAS Ltd. its independence.

Based upon these discussions and review, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended June 29, 2012 for filing with the United States Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board of Directors.

Thomas F. Kelly (Chairman)
Mark Christensen
Virapan Pulges

CORPORATE GOVERNANCE MATTERS

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines to establish the corporate governance policies pursuant to which our Board of Directors intends to conduct its oversight of our business in accordance with its fiduciary duties. The Corporate Governance Guidelines are available in the "Investors—Governance" section of our website at www.fabrinet.com.

Code of Business Conduct

We are committed to maintaining the highest standards of ethical conduct, with business practices and principles of behavior that support this commitment. Accordingly, our Board of Directors has adopted a Code of Business Conduct, which is applicable to all of our directors, officers (including our principal executive officer and senior financial and accounting officers) and employees. The Code of Business Conduct is available in the "Investors—Governance" section of our website at www.fabrinet.com. We will disclose on our website any amendments to the Code of Business Conduct, as well as any waivers, that are required to be disclosed by SEC or NYSE rules.

Board Leadership Structure

Mr. Mitchell currently serves as chairman of our Board of Directors and as our chief executive officer. Our Corporate Governance Guidelines provide that our Board of Directors will fill the chairman and chief executive officer (CEO) positions based upon what it believes is in our best interests at any point in time. Currently, our Board of Directors does not require separation of the chairman and CEO positions. Our Board of Directors believes that as CEO, Mr. Mitchell is in the best position to direct the focus and attention of our Board of Directors to the areas most relevant for us and our shareholders, as Mr. Mitchell is the most familiar with our business, industry and strategic priorities. By combining the role of chairman and CEO, Mr. Mitchell is able to provide strong and valuable leadership for us both internally and externally.

In addition, our Corporate Governance Guidelines provide that if the CEO is also the chairman, our Board of Directors shall select, at its first regular meeting following each annual shareholder meeting, a lead independent director. Rollance Olson has served as our lead independent director since January 2011. The lead independent director's duties include coordinating the activities of the independent and other non-employee directors, coordinating the agenda for and moderating sessions of the independent and other non-employee directors, and facilitating communications among our entire Board of Directors.

Our independent directors generally meet in executive session at each regularly scheduled meeting of our Board of Directors, and at such other times as necessary or appropriate as determined by the independent directors. Our lead independent director presides at such executive sessions of the Board of Directors.

Risk Oversight

Our Board of Directors is responsible for the oversight of our enterprise risk management. Together with its committees, our Board of Directors ensures that any material risks relevant to us or our business are appropriately considered and addressed. Our management team is responsible for day-to-day risk management. Management's responsibilities include identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial and operating levels and the development of processes for mitigating these risks, and our Board of Directors, together with its committees, oversees management in its execution of these responsibilities. At periodic meetings of our Board of Directors and board committees and in other meetings and discussions, management reports to and seeks guidance from our Board of Directors and its committees, as applicable, with respect to matters that could affect our business. In addition, our general counsel and our outside corporate counsel provide reports of legal risks to the Audit Committee and our Board of Directors. Similarly, our chief financial officer provides reports to the Audit Committee concerning financial, tax and audit related risks. In addition, the Audit Committee receives periodic reports from management on our compliance programs and efforts, investment policy and practices.

Our Board of Directors reviews the strategic, financial and operational risks inherent in our business through its consideration of the various matters presented to our Board of Directors or its committees by management for review or approval. Furthermore, each board committee regularly reviews and evaluates various aspects of enterprise risk as part of its specific functions and responsibilities delegated by our Board of Directors. The Audit Committee considers risk in connection with its oversight of our financial review and reporting processes and regulatory and corporate compliance matters. In addition, the Audit Committee is responsible for the oversight and review of certain risk management policies, including our insurance, investment and business continuity policies. The Compensation Committee considers risk in connection with its oversight of the design and administration of our compensation policies, plans and programs. The Nominating and Corporate Governance Committee considers risk in connection with its oversight of our governance structure, policies and processes, including conflicts of interest (other than related party transactions reviewed by the Audit Committee).

We believe that our Board of Directors' role is consistent with our leadership structure, with our CEO and management primarily responsible for enterprise risk management and our Board of Directors and its committees providing oversight of such efforts.

Contacting our Board of Directors

Shareholders and other interested parties may communicate with our lead independent director by emailing leadindependentdirector@fabrinet.com. Communications received at this email address are automatically routed directly to our lead independent director. Shareholders and other interested parties who wish to communicate with our Board of Directors may do so by sending an email to board@fabrinet.com or a written communication addressed to Fabrinet, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114, Attention: Board of Directors. Our general counsel reviews all incoming communications from shareholders and other interested parties (except for communications sent directly to the lead independent director, mass mailings, product complaints or inquiries, job inquiries, business solicitations and patently offensive or otherwise inappropriate material) and, if appropriate, routes such communications to the appropriate member(s) of our Board of Directors, or if none is specified, to the Chairman of the Board.

Attendance at Annual Meetings of Shareholders by our Board of Directors

Although we do not have a formal policy regarding attendance by members of our Board of Directors at our annual meeting of shareholders, we encourage, but do not require, directors to attend. Four directors attended our 2011 annual meeting of shareholders.

Director Independence

Our Board of Directors has reviewed the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our Board of Directors determined that Dr. Bahrami, Mr. Christensen, Mr. Kelly, Dr. Levinson, Mr. Olson, Dr. Perry and Mr. Pulges, representing seven of our eight directors, are independent within the meaning of the NYSE and SEC director independence standards, as currently in effect. Our board's independence determination was based on information provided by our directors and discussions among our officers and directors.

Board Meetings and Committees

During fiscal 2012, our Board of Directors held five meetings and also took certain actions by written consent. Each of our directors attended at least 75% of the meetings of our Board of Directors and the committees on which he or she served during fiscal 2012. Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below.

Audit Committee

The Audit Committee currently consists of Messrs. Christensen, Kelly (chairman) and Pulges, each of whom is "independent" within the meaning of NYSE and SEC rules. Our Board of Directors has determined that Mr. Kelly qualifies as an "audit committee financial expert" under SEC rules. The Audit Committee held four meetings during fiscal 2012.

Among other responsibilities, the Audit Committee (1) oversees our accounting and financial reporting processes and the audit of our financial statements, (2) assists our Board of Directors in overseeing the integrity of our financial statements (including, without limitation, internal control over financial reporting), (3) oversees our compliance with ethics policies and legal and regulatory requirements, (4) oversees the performance of our independent auditors, (5) prepares the disclosure required by applicable law and SEC rules, and (6) provides to our Board of Directors such information and materials as it may deem necessary to make our Board of Directors aware of significant financial matters that require the attention of our Board of Directors. The Audit Committee acts pursuant to a written charter adopted by our Board of Directors, which is available in the "Investors—Governance" section of our website at www.fabrinet.com.

The Audit Committee report is included in this proxy statement on page 22.

Compensation Committee

The Compensation Committee currently consists of Dr. Levinson (chairman) and Mr. Pulges, each of whom is "independent" within the meaning of NYSE rules. In addition, our Board of Directors has determined that Dr. Levinson and Mr. Pulges meet the requirements of the non-employee director definition of Rule 16b-3 promulgated under the Exchange Act and the outside director definition of Section 162(m) of the Internal Revenue Code, as amended. The Compensation Committee held six meetings during fiscal 2012.

Among other responsibilities, the Compensation Committee (1) develops, reviews and approves our overall compensation policies and goals, including policies and forms of compensation provided to our directors and executive officers, (2) monitors and reviews matters related to succession planning for our executives officers, (3) administers our equity compensation plans, and (4) produces an annual report on executive officer compensation for inclusion in our annual proxy statement. The Compensation Committee acts pursuant to a written charter adopted by our Board of Directors, which is available in the "Investors—Governance" section of our website at www.fabrinet.com.

The Compensation Committee report is included in this proxy statement on page 38.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of Dr. Bahrami, Mr. Olson and Dr. Perry (chairman), each of whom is "independent" within the meaning of the NYSE rules. Dr. Bahrami joined the Nominating and Corporate Governance Committee upon her appointment to our Board of Directors in August 2012. The Nominating and Corporate Governance Committee held four meetings during fiscal 2012.

Among other responsibilities, the Nominating and Corporate Governance Committee (1) assists our Board of Directors in identifying prospective director nominees, (2) recommends candidates for election to our Board of Directors at each annual meeting of shareholders, (3) develops and recommends corporate governance principles, (4) reviews and recommends directors to serve on each board committee, and (5) oversees the annual evaluation of our Board of Directors, board committees and management. The Nominating and Corporate Governance Committee acts pursuant to a written charter adopted by our Board of Directors, which is available in the "Investors—Governance" section of our website at www.fabrinet.com.

The Nominating and Corporate Governance Committee will consider recommendations of candidates for election to our Board of Directors submitted by shareholders of Fabrinet; for more information, see "Process for Recommending Candidates for Election to the Board of Directors" below.

Share Ownership Guidelines

We have adopted share ownership guidelines for our directors and executive officers. For information regarding such guidelines, see the section of this proxy statement entitled "Executive Compensation – Compensation Discussion and Analysis – Share Ownership Guidelines."

Compensation Committee Interlocks and Insider Participation

During fiscal 2012, Dr. Levinson and Mr. Pulges served as members of the Compensation Committee. None of the members of the Compensation Committee is or has in the past served as an officer or employee of Fabrinet. None of our executive officers serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Process for Recommending Candidates for Election to the Board of Directors

The Nominating and Corporate Governance Committee is responsible for, among other things, determining the criteria for membership to our Board of Directors and recommending candidates for election to our Board of Directors. The Nominating and Corporate Governance Committee will consider recommendations from shareholders for candidates to serve on our Board of Directors. There are no differences in the manner by which the Nominating and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a shareholder or our Board of Directors.

Shareholder Recommendations and Nominees

Shareholder recommendations for candidates to our Board of Directors must be directed in writing to our Corporate Secretary, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114 and must include (1) the candidate's name, age, business address and residence address, (2) the candidate's principal occupation or employment, (3) the class and number of shares that are held of record or beneficially owned by the candidate and any derivative positions held or beneficially held by the candidate, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the candidate with respect to any of our securities, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of our shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the candidate, (5) a description of all arrangements or understandings between the nominating shareholder and each candidate and any other person or persons pursuant to which the nominations are to be made by the nominating shareholder, (6) a written statement executed by the candidate acknowledging that as a director, the candidate will owe a fiduciary duty under Cayman Islands law with respect to Fabrinet and its shareholders, and (7) any other information relating to the candidate that would be required to be disclosed about such candidate if proxies were being solicited for the election of the candidate as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including, without limitation, the candidate's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected).

Shareholder recommendations for candidates to our Board of Directors must also contain specified information about the shareholder proposing such nomination. For more information, please refer to our memorandum and articles of association, which may be obtained by writing to our Corporate Secretary, c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114, or by accessing Fabrinet's filings on the SEC's website at www.sec.gov.

Director Qualifications

The Nominating and Corporate Governance Committee will evaluate and recommend candidates for membership on our Board of Directors consistent with criteria established by the committee. The consideration of any candidate for director will be based on the committee's assessment of the individual's background, experience, skills and abilities, and if such characteristics qualify the individual to fulfill the needs of our Board of Directors at that time. While the Nominating and Corporate Governance Committee has not established specific minimum qualifications or a formal diversity policy for director candidates, the committee believes that candidates and nominees should reflect a Board of Directors that is predominately independent and that is comprised of directors who (1) are of high integrity, (2) have broad, business-related knowledge and experience, (3) have qualifications that will increase overall board effectiveness, (4) have diverse backgrounds and perspectives, and (5) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members.

Identification and Evaluation of Director Nominees

The Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating director nominees. The committee assesses the appropriate size and composition of our Board of Directors, the needs of our Board of Directors and board committees and the qualifications of candidates in light of these needs. Candidates may come to the attention of the Nominating and Corporate Governance Committee through shareholders, management, current members of our Board of Directors or search firms. The evaluation of these candidates may be based solely upon information provided to the committee or may also include discussions with persons familiar with the candidate, an interview of the candidate or other actions the committee deems appropriate, including the use of third parties to review candidates. Mr. Mitchell recommended that the Nominating and Corporate Governance Committee consider Dr. Bahrami for membership on our Board of Directors.

EXECUTIVE OFFICERS

The names of our executive officers, their ages, their positions with us and other biographical information as of September 28, 2012, are set forth below. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
David T. Mitchell	70	Chief Executive Officer and Chairman of the Board of Directors
Dr. Harpal Gill	59	President and Chief Operating Officer of Fabrinet USA, Inc.; Executive Vice President, Operations of Fabrinet Co., Ltd.
John Marchetti	42	Executive Vice President, Chief Strategy Officer of Fabrinet USA, Inc.
Toh-Seng Ng	58	Executive Vice President, Chief Financial Officer of Fabrinet USA, Inc.
Paul Kalivas	44	Executive Vice President, Chief Administrative Officer and General Counsel of Fabrinet USA, Inc.

David T. Mitchell. For Mr. Mitchell's biography, please see "Proposal One—Election of Directors—Information About Directors and Director Nominees" above.

Dr. Harpal Gill has served as president and chief operating officer of Fabrinet USA, Inc. since January 2011 and as vice president, operations of Fabrinet Co., Ltd. since July 2007. Dr. Gill previously served as executive vice president, chief operating officer of Fabrinet USA, Inc. from March 2009 to January 2011, and as executive vice president, operations of Fabrinet USA, Inc. from May 2005 to March 2009. From July 2003 to January 2005, Dr. Gill served as vice president of engineering and then senior vice president of engineering for Maxtor Corporation, a disk drive manufacturer. From January 1999 to July 2003, Dr. Gill served as the vice president of engineering for Read Rite Corporation, a supplier of magnetic recording heads for data storage devices. From June 1996 to October 1998, Dr. Gill served as the managing director of JTS Corp., a disk drive manufacturer. Dr. Gill has also held senior management positions with Seagate Technology and Stanton Automation. Dr. Gill earned a bachelor of science degree in mechanical engineering from Brunel University and a doctor of philosophy degree in engineering from the University of Bradford.

John Marchetti has served as chief strategy officer and executive vice president of Fabrinet USA, Inc. since January 2012. Prior to joining us, Mr. Marchetti worked as an equity analyst at Cowen & Company from 2008 to 2011 and Morgan Stanley from 2002 to 2008, specializing in coverage of optical communications equipment, wireline, wireless and enterprise companies. Prior to that, he worked in equity research at Tucker Anthony and Advest, where he covered enterprise software. Mr. Marchetti served as an officer in the United States Marine Corps and earned a master of business administration degree in finance from the University of Connecticut and a bachelor of arts degree in political science from Virginia Tech.

Toh-Seng Ng has served as executive vice president and chief financial officer of Fabrinet USA, Inc. since March 2012. Previously, he was senior vice president of finance and managing director of Casix, Inc., our subsidiary located in the People's Republic of China, from March 2010 to March 2012, and was senior vice president, operations controller of Fabrinet from January 2007 to March 2010. Mr. Ng joined us with nearly 28 years of international financial management experience in the semiconductor and data storage industries. Prior to joining us, Mr. Ng managed financial operations at Magnecomp Precision Plc. in Thailand, Hitachi Global Storage Technologies in San Jose, and Read-Rite Corporation in a series of positions, culminating in his role as corporate controller and vice president of finance. Mr. Ng earned a bachelor of science degree in accountancy from the University of Singapore and a master of business administration degree in international management from Golden Gate University.

Paul Kalivas has served as chief administrative officer and executive vice president of Fabrinet USA, Inc. since July 2012. Mr. Kalivas joined us in December 2007 as corporate counsel and has served as general counsel since January 2010. Prior to joining us, Mr. Kalivas worked as a deputy district attorney at the San Diego County District Attorney's Office from 1995 to 2007. Prior to attending law school, he worked as a financial analyst at Lehman Brothers. Mr. Kalivas earned a bachelor of business administration degree in finance from the University of Notre Dame and a juris doctor degree from the University of San Diego Law School.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our principal executive officer, principal financial officer, and the other individuals included in the Summary Compensation Table beginning on page 39. We refer to these individuals as our "Named Officers" in this proxy statement. For fiscal 2012, our Named Officers were:

- David T. Mitchell, Chief Executive Officer and Chairman of the Board of Directors;
- Dr. Harpal S. Gill, President and Chief Operating Officer;
- John Marchetti, Executive Vice President, Chief Strategy Officer;
- Toh-Seng Ng, Executive Vice President, Chief Financial Officer; and
- Mark J. Schwartz, Former Executive Vice President, Chief Financial Officer and Secretary.

Executive Compensation Program Objectives and Overview

Our executive compensation programs are intended to achieve three fundamental objectives: (1) attract, retain and motivate qualified executives; (2) hold executives accountable for performance; and (3) align executives' interests with the interests of our shareholders. In structuring and designing our executive compensation programs, we are guided by the following basic philosophies:

- *Competition.* We should provide competitive compensation opportunities with respect to our industry so that we can attract, retain and motivate qualified executives.
- *Alignment with Shareholder Interests.* A substantial portion of compensation should be contingent on our performance for our shareholders, to align the interests of executives with the interests of our shareholders and to hold the executives accountable for our performance.

As described in more detail below, the material elements of our executive compensation programs for our Named Officers include a base salary, short-term cash incentive awards and long-term equity incentive awards. In addition, our Named Officers may participate in our 401(k) plan and employee benefit programs on substantially the same terms as our other employees. Our Named Officers are also entitled to certain perquisites and personal benefits and, in some cases, may be entitled to severance benefits upon certain terminations of their employment with us.

We believe that each element of our executive compensation program helps us to achieve one or more of our compensation objectives. Taken together, the compensation elements are intended to provide a total compensation package for each Named Officer that is competitive. The table below lists each material element of our executive compensation program and the compensation objective or objectives that it is designed to achieve.

Compensation Element	Compensation Objectives Designed to be Achieved
Base Salary	• Attract, retain and motivate qualified executives.
Short-Term Cash Incentive Awards	• Align executives' interests with those of shareholders; • Hold executives accountable for our performance; and • Attract, retain and motivate qualified executives.
Long-Term Equity Incentive Awards	• Align executives' interests with those of shareholders; • Hold executives accountable for our performance; and • Attract, retain and motivate qualified executives.
Perquisites and Personal Benefits	• Attract, retain and motivate qualified executives.
Severance and Other Benefits Upon Termination of Employment	• Attract, retain and motivate qualified executives.

Role and Authority of the Compensation Committee

The Compensation Committee currently consists of Dr. Levinson (chairman) and Mr. Pulges, each of whom is "independent" within the meaning of NYSE rules. In addition, our Board of Directors has determined that Dr. Levinson and Mr. Pulges meet the requirements of the non-employee director definition of Rule 16b-3 promulgated under the Exchange Act and the outside director definition of Section 162(m) of the Internal Revenue Code, as amended. No Compensation Committee member is a former or current officer or employee of Fabrinet or any of its subsidiaries. The Compensation Committee meets at least quarterly, and members of the Compensation Committee serve at the discretion of our Board of Directors.

The Compensation Committee is responsible for overseeing our compensation policies and goals and administering our equity compensation plans and executive incentive plan, including approving target and actual bonuses under our executive incentive plan. Additionally, either independently or with the independent members of our Board of Directors, the Compensation Committee is responsible for reviewing and approving our chief executive officer's compensation. The Compensation Committee also reviews and approves compensation plans and arrangements for our other executive officers and recommends to our Board of Directors compensation for our other executive officers. The Compensation Committee's role is detailed in its charter, which is available on our website at www.fabrinet.com.

Pursuant to its charter, the Compensation Committee may delegate its authority to grant awards under the Company's incentive compensation or other equity-based plans, except with respect to awards to executive officers and directors. The Compensation Committee has delegated limited, non-exclusive authority to a committee consisting of our chief executive officer and chief financial officer (the "Equity Award Committee") to grant equity awards under our 2010 Performance Incentive Plan with respect to consultants, new hires and promotions for employees below the level of vice president (and with respect to new hires, for employees who are not expected to shortly thereafter become a vice president or above). In any fiscal year, the Equity Award

Committee may grant, in the aggregate, share options and share appreciation rights, restricted share units, restricted shares or other full-value awards covering no more than the number of shares that have been budgeted and approved by the Compensation Committee for such fiscal year. The Equity Award Committee did not take action during fiscal 2012, and the Compensation Committee did not approve a budget of equity awards for the Equity Award Committee for fiscal 2012. The Compensation Committee has not delegated any of its authority with respect to any component of the compensation of our Named Officers.

In October 2012, the Compensation Committee reviewed the Company's 2010 Performance Incentive Plan and, to ensure that the Company is able to continue to grant equity awards under the plan to employees and other service providers for recruiting and retention purposes, determined to amend the plan to increase the number of shares reserved for issuance under it, subject to shareholder approval, as described in Proposal Two above.

Role of the Independent Compensation Consultant

The Compensation Committee has the authority to engage the services of outside consultants to assist it in making decisions regarding the establishment of our compensation programs and philosophy. For fiscal 2012, the Compensation Committee retained Frederic W. Cook & Co., Inc., or FWC, an independent business and compensation consulting firm, to assist the Compensation Committee in reviewing our executive officer and director compensation programs and policies. Although Fabrinet pays FWC's fees, FWC reports directly to the Compensation Committee, and the Compensation Committee retains authority to hire or fire its compensation consultants. The Compensation Committee typically requests that FWC attend its meetings, as appropriate, and advise the Compensation Committee either in person or by telephone.

During fiscal 2012, FWC provided the Compensation Committee with peer group proxy and other publicly disclosed data related to our Named Officers. FWC also provided certain services on behalf of the Compensation Committee primarily related to compiling market data and advice regarding general compensation trends in the industry among similarly situated companies. In fiscal 2012, FWC did not provide services to the Compensation Committee relating to non-executive compensation.

Role of Executive Officers in Compensation Decisions

The Compensation Committee has historically sought and considered input from our chief executive officer, Mr. Mitchell, regarding the responsibilities, performance and compensation of our executive officers (other than Mr. Mitchell). Specifically, Mr. Mitchell may recommend base salary adjustments and equity award levels for our executive officers (other than himself) based on our financial and non-financial objectives, the executive officer's length of service, the executive officer's individual performance over a given year, and competitive market data for the executive officer's position as provided by FWC. In establishing compensation for a Named Officer, the Compensation Committee uses its discretion in determining whether to take into account Mr. Mitchell's recommendations for that officer and is not bound by Mr. Mitchell's recommendations.

Consideration of 2011 "Say on Pay" Advisory Vote

At our 2011 annual meeting of shareholders, over 99% of the votes cast in the advisory vote on executive compensation which were present and entitled to vote on the matter were in favor of the compensation of our named executive officers as disclosed in our 2011 proxy statement. In addition, our shareholders overwhelmingly supported the recommendations of our Board of Directors that our shareholders be provided with the opportunity to submit an advisory vote on the compensation of our named executive officers every year. The Compensation Committee believes these results affirm our shareholders' support for our executive compensation decisions and policies and took this into consideration in deciding to retain our overall approach to executive compensation for fiscal 2012. The Compensation Committee will continue to consider the results of future say-on-pay proposals when making executive compensation decisions and policies.

Fiscal 2012 Peer Companies

In analyzing our executive compensation program, FWC used a peer group of companies that were selected based on their respective businesses, revenues and market capitalization. The peer group generally represented companies with revenues of between $400 million and $1.5 billion, market capitalization of between $250 million and $2 billion, businesses generally classified as either communications equipment, electronic equipment manufacturing services, or electronic equipment and components, which reflects our company currently and at the time the companies were selected.

Data on the compensation practices of the peer companies generally was gathered through publicly available information and other data collected by FWC. Mr. Mitchell and the Compensation Committee reviewed the data presented on each company within the peer group both individually and collectively to arrive at a final market data point for comparative purposes. The peer group is reviewed each year; companies are removed if they do not meet the selection criteria, and new companies are added as necessary to ensure a significant sample size of companies. ARRIS Group, Inc., Finisar Corporation, KEMET Corporation, Littelfuse, Inc., Multi-Fineline Electronix, Inc., Netgear, Inc., Power-One, Inc., Tellabs, Inc., and Viasystems Group, Inc., were added to our peer group for fiscal 2012 as they met our selection criteria for fiscal 2012.

Our peer group for fiscal 2012, as approved by the Compensation Committee, consisted of the following companies:

Fiscal 2012 Peer Group

ARRIS Group, Inc.	KEMET Corporation	Oclaro, Inc.
Checkpoint Systems, Inc.	Littelfuse, Inc.	Power-One, Inc.
Coherent, Inc.	Methode Electronics, Inc.	Rofin Sinar Technologies, Inc.
Daktronics Inc.	MTS Systems Corporation	Tellabs, Inc.
Finisar Corporation	Multi-Fineline Electronix, Inc.	TTM Technologies, Inc.
Infinera Corporation	Netgear, Inc.	Viasystems Group, Inc.
IPG Photonics Corporation	Newport Corporation	

For fiscal 2012, Electro Scientific Industries, Inc., Emcore Corporation, Opnext, Inc. and Park Electromechanical Corporation were removed from our fiscal 2011 peer group because each had revenues outside of the specified range for our peer group. In addition, Emcore and Opnext each had a market capitalization outside of the specified range for our peer group.

Target Compensation

We look at three elements of compensation (base salary, target total cash, and long-term incentives) as compared to our peer group and data from the Radford Executive Survey, to ensure that we provide a competitive executive compensation program to retain and attract highly qualified executives. For fiscal 2012, we targeted base salary, target total cash (salary plus cash incentive awards) and long-term incentives for each Named Officer at within the 50th to 75th percentile of our peer group. We use these targets to ensure that our compensation programs are within a competitive range so that we may attract and retain key employees.

Executive Compensation Program Elements

Base Salaries

The Compensation Committee determines annual base salaries for our executive officers on the basis of each executive officer's level of responsibility, qualifications, experience, past performance and expected future contributions, as well as the general salary practices of our peer group. The Compensation Committee reviews the base salary levels for our executive officers annually, without any executive involvement in the final determination (although the Compensation Committee does take into account Mr. Mitchell's recommendations for executive officers other than himself), and considers any variances between each Named Officer's current salary and the salary practices of our peer group. Salaries may be adjusted based on certain criteria including our recent financial performance, the executive officer's individual performance, the functions performed by the executive officer, the scope of the executive officer's on-going duties and any general changes in the compensation data from our peer group. In determining any merit salary increase, the relative importance of each factor may vary from individual to individual.

In fiscal 2012, the Compensation Committee reviewed the data provided by FWC and considered each executive officer's past performance and expected future contributions, changes in each executive officer's responsibilities and organizational changes. The Compensation Committee evaluated base salaries for fiscal 2012 in order to maintain salary levels generally between the 50th to 75th percentiles of our peer group. As a result of its review, the Compensation Committee approved the following base salaries for fiscal 2012, with Dr. Gill's raise effective as of November 3, 2011.

Named Officer	Fiscal 2011 Annual Base Salary	Fiscal 2012 Annual Base Salary	% Change
Mr. Mitchell	$450,000	$450,000	—
Dr. Gill	$475,000	$575,000	21%
Mr. Schwartz(1)	$375,000	$375,000	—

(1) Mr. Schwartz left Fabrinet in April 2012.

In approving the increase to Dr. Gill's annual base salary, the Compensation Committee evaluated the aggregate base salaries of Mr. Mitchell and Dr. Gill combined, as well as Dr. Gill's individual performance and increased responsibilities at Fabrinet since being appointed as president in January 2011. The Compensation Committee decided to approve an increase to Dr. Gill's annual base salary that exceeded the 75th percentile of our peer group because Mr. Mitchell's annual base salary was substantially below the 50th percentile of our peer group and, together, the salaries remained within the 50th to 75th percentiles of our peer group.

Mr. Marchetti joined Fabrinet in January 2012 and, as a result, the base salary determinations that occurred in the first half of the fiscal year did not include him. However, at the time Mr. Marchetti joined Fabrinet, the Compensation Committee considered peer group data provided by FWC, as well as Mr. Marchetti's qualifications and experience, in approving his annual base salary of $375,000.

Mr. Ng was appointed our executive vice president, chief financial officer, effective March 1, 2012. Prior to his appointment, Mr. Ng was our operations controller and senior vice president of finance. In connection with Mr. Ng's appointment, the Compensation Committee increased Mr. Ng's annual base salary to $325,000 to reflect his additional responsibilities in the new role.

Short-Term Cash Incentive Awards

For fiscal 2011, the Compensation Committee approved an executive incentive plan that provided our executive officers with the ability to receive cash incentive awards, or bonus, based 90% on our financial performance and 10% on the achievement of individual strategic objectives by each executive officer. As a result, a substantial portion of each executive officer's total cash compensation in fiscal 2011 was tied to our financial performance, in order to focus each executive officer on the importance of achieving our top-line and bottom-line objectives. By basing a substantial portion of our executive officers' total cash compensation on achievement of financial and strategic goals designed to drive shareholder value, the fiscal 2011 executive incentive plan was intended to align their interests with the interests of our shareholders.

While the Compensation Committee believes that an executive incentive plan provides an additional critical component of our executive compensation program, the Compensation Committee decided not to adopt an executive incentive plan for fiscal 2012 due to challenges that arose in setting appropriate performance objectives following the severe flooding in Thailand that forced us to suspend production at all of our manufacturing facilities in Thailand from October 17, 2011 through November 14, 2011. Nonetheless, in February 2012, the Compensation Committee used its discretion to approve a one-time discretionary cash bonus payment in the amount of $200,000 for Dr. Gill in recognition of his efforts in connection with our flood recovery efforts in Thailand. The Compensation Committee approved the bonus to recognize Dr. Gill's tireless efforts throughout the period of the flooding to protect, salvage and restore equipment and inventory located at our facilities in Thailand. Dr. Gill's efforts were instrumental in helping us restart manufacturing operations substantially earlier and on a significantly larger scale than we had forecasted.

In August 2012, the Compensation Committee approved an executive incentive plan for fiscal 2013 (the "Fiscal 2013 Bonus Plan") that is based entirely on achievement of certain financial metrics. All of our executive officers are eligible to participate in the Fiscal 2013 Bonus Plan, which provides for a target bonus amount expressed as a percentage of a participant's base salary, as set forth for the Named Officers in the table below. The maximum bonus that a participant may receive under the Fiscal 2013 Bonus Plan is two times such participant's target bonus.

Named Officer	Fiscal 2011 Target Bonus (as a % of Base Salary)	Fiscal 2013 Target Bonus (as a % of Base Salary)	% Change
Mr. Mitchell	100%	100%	—
Dr. Gill	60%	75%	25%
Mr. Marchetti	—	60%	N/A
Mr. Ng	—	50%	N/A
Mr. Schwartz	60%	—	N/A

For fiscal 2013, the Compensation Committee approved an increase to Dr. Gill's target bonus in recognition of Dr. Gill's individual performance and increased responsibilities at Fabrinet since being appointed as president in January 2011, as well as to keep Dr. Gill's target total cash compensation (salary plus cash incentive awards) between the 50th to 75th percentiles of our peer group.

Long-Term Equity Incentive Awards

Our equity incentive plan is a critical component of the compensation program that we believe incentivizes our executive officers and key employees to focus on building shareholder value through meeting long-term financial and strategic goals. We grant share options and restricted share units ("RSUs") to executive officers and other employees under our equity incentive plan. Share options and RSUs also function as a retention incentive for our executives as they vest over a four-year period after the date of grant.

We base long-term equity incentive award grants to executives on a number of factors, including peer group data provided by FWC, the executive's vested and unvested equity holdings, the executive's position and total compensation package, and the executive's contribution to the success of our financial performance. In addition, the size, frequency and type of long-term incentive grants may be determined on the basis of tax consequences of the grants to the individual and to us, and the accounting impact and potential dilution effects.

During fiscal 2012, the Compensation Committee granted a mix of RSUs and share options under our 2010 Performance Incentive Plan to each of our Named Officers. The Compensation Committee approved grants to Mr. Mitchell, Dr. Gill and Mr. Schwartz with grant date fair values that were targeted at the 75th percentile of our peer group to address the relatively low retention value of their unvested equity awards. The grants to Mr. Marchetti were targeted near the 60th percentile of our peer group. In connection with Mr. Ng's appointment as executive vice president, chief financial officer, the Compensation Committee approved grants to Mr. Ng with a grant date fair value of $100,000 to reflect his additional responsibilities in the new role and bring his total fiscal 2012 grants closer to the 75th percentile of our peer group to address the relatively low retention value of his unvested equity awards.

The following table sets forth the equity awards granted to each of our Named Officers during fiscal 2012:

Named Officer	Grant Date	RSUs(1)	Share Options(2)
Mr. Mitchell	11/10/2011	63,739	129,828
Dr. Gill	11/10/2011	35,411	72,127
Mr. Marchetti	2/9/2012	10,331	21,260(3)
Mr. Ng	11/10/2011	10,623	21,638
	3/1/2012	2,688	5,550
Mr. Schwartz	11/10/2011	26,558	54,095

(1) RSUs vest over a four-year period at a rate of 25% on each anniversary of the vesting commencement date.

(2) Unless otherwise indicated, all options vest over a four-year period at a rate of 1/48th per month.

(3) This option vests over a four-year period at a rate of 25% on the one-year anniversary of the vesting commencement date and then at a rate of 1/48th per month.

Perquisites and Personal Benefits

In addition to base salaries, we provide our Named Officers with certain perquisites and personal benefits. We believe that perquisites and personal benefits are a tax-advantaged way to provide our Named Officers with additional annual compensation that supplements their base salaries. We do not establish the value of each Named Officer's perquisites and personal benefits in a vacuum or as some form of compensation "add on." Instead, we view the value of the perquisites as another component of annual compensation that is merely paid in a different form. When determining each Named Officer's base salary, we take the value of each Named Officer's perquisites and personal benefits into consideration.

We provide certain benefits and allowances to our international assignees, including our Named Officers, which include housing and transportation allowances, living and travel expense reimbursements and tax preparation services. In addition, consistent with the policy we have adopted with respect to all U.S. citizens who are working on our behalf in Asia on an expatriate basis, we pay such employees a tax equalization payment that is intended to put the employee in the same position, from a tax-liability perspective, that he or she would be in if they were still located in the United States. Of our Named Officers, Mr. Mitchell, Dr. Gill and Mr. Ng receive a tax equalization payment because each qualifies for such benefit under the policy.

The perquisites and personal benefits paid to each Named Officer in fiscal 2012 are reported in the "All Other Compensation" column of the Summary Compensation Table below, and are further described in the footnotes to the Summary Compensation Table.

Severance and Other Benefits Upon Termination of Employment

We and certain of our subsidiaries have entered into employment agreements or offer letters with our Named Officers that provide for them to receive severance benefits following certain terminations of their employment with us or our subsidiaries, as applicable. These arrangements are consistent with our overall compensation objectives because, based on publicly filed information, we believe such arrangements are competitive with arrangements offered to senior executives by companies in our industry and are critical to achieve our business objective of management retention. We evaluate the level of severance benefits to provide a Named Officer on a case-by-case basis. To ensure that the severance and change of control arrangements continue to remain consistent with our compensation philosophy and current market practices, the Compensation Committee may periodically review these arrangements. Please see "Potential Payments Upon Termination or

Change in Control" below, for a description of the severance benefits our Named Officers may be entitled to receive upon termination of their employment.

Share Ownership Guidelines

To further align the interests of our executive officers and members of our Board of Directors with those of our shareholders, in August 2012, the Compensation Committee recommended, and the Board of Directors approved, share ownership guidelines for our executive officers and directors, which provide for a minimum ownership level equal to:

- chief executive officer – 6x annual base salary;
- other executive officers – 2x annual base salary; and
- directors – 3x annual Board retainer.

Executive officers and directors will be expected to meet these ownership levels within five years from the date such guidelines were adopted by the Board of Directors or within five years of their appointment as an executive officer or election to the Board of Directors. Shares counted towards the minimum ownership levels include all shares beneficially owned by the executive officer or director and any unvested restricted stock units held by the executive officer or director.

Tax Considerations

Section 162(m) of the Internal Revenue Code places a limit of $1 million per year on the U.S. corporate income tax deduction a publicly-held corporation may take for compensation paid to each of its "covered employees" (generally, the chief executive officer and the next three most highly compensated executive officers, other than the chief financial officer, as of the end of any fiscal year). In general, certain performance-based compensation approved by shareholders is not subject to this $1 million deduction limit. Prior to our initial public offering, our Board of Directors did not take the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. In the future, the Compensation Committee may adopt a policy that, where reasonably practicable, we will seek to qualify the compensation paid to Named Officers that are employees of our U.S.-based subsidiaries as performance-based compensation to participate in the exemption from the deductibility limitations of Section 162(m). However, the Compensation Committee may continue to authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Compensation Recovery Policy

At this time, we have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. The Compensation Committee intends to revisit the issue after the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Compensation and Risk Assessment

The Compensation Committee has assessed the risks associated with our compensation policies and practices for all employees and, based on its assessment, does not believe that such compensation policies and practices create risks that are reasonably likely to have a material adverse effect on us.

Compensation Committee Report

The Compensation Committee oversees Fabrinet's compensation policies, plans and benefit programs. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors.

Dr. Frank Levinson (Chairman)
Virapan Pulges

Summary Compensation Table

The following table presents information regarding the total compensation of our Named Officers, who include (i) our principal executive officer, (ii) our principal financial officer, (iii) our other most highly compensated executive officers, other than our principal executive officer and principal financial officer, who were serving as executive officers at the end of fiscal 2012, and (iv) an individual who served as our principal financial officer for part of fiscal 2012.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
David T. Mitchell	2012	450,000	—	899,995	899,994	—	374,047	2,624,036
Chief Executive Officer	2011	450,000	—	—	1,398,045	900,000	429,516	3,177,561
and Chairman of the	2010	450,000	—	—	—	—	320,922	770,922
Board of Directors								
Dr. Harpal S. Gill	2012	541,667	200,000(4)	500,003	499,999	—	202,530	1,944,199
President and Chief	2011	475,000	—	—	419,414	570,000	164,178	1,628,592
Operating Officer	2010	475,000	—	—	317,190	—	242,376	1,034,566
John Marchetti(5)	2012	171,875	—	200,008	199,999	—	23,626	595,508
Executive Vice President,								
Chief Strategy Officer								
Toh-Seng Ng(6)	2012	292,761	—	199,994	199,995	—	230,599	923,349
Executive Vice President,								
Chief Financial								
Officer								
Mark J. Schwartz(7)	2012	282,812	—	374,999	374,997	—	100,007	1,132,815
Former Executive Vice	2011	375,000	—	—	349,511	450,000	54,979	1,229,490
President, Chief	2010	375,000	—	—	—	—	57,654	432,654
Financial Officer and								
Secretary								

(1) The amounts in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the fiscal year ended June 29, 2012, filed with the SEC on August 28, 2012. These amounts do not necessarily correspond to the actual value that may be recognized by the Named Officer.

(2) The amounts in this column reflect bonuses awarded pursuant to the 2011 Executive Incentive Plan. Amounts paid under the 2011 Executive Incentive Plan were paid in fiscal 2012.

(3) The value and components of perquisites and other personal benefits for each of the Named Officers for fiscal 2012 are set forth in the "All Other Compensation for Fiscal 2012" table below.

(4) Represents a one-time discretionary cash bonus payment in recognition of Dr. Gill's efforts in connection with our recovery efforts following the severe flooding in Thailand that forced us to suspend production at all of our manufacturing facilities in Thailand from October 17, 2011 through November 14, 2011.

(5) Mr. Marchetti joined Fabrinet in January 2012.

(6) Mr. Ng became our executive vice president, chief financial officer in March 2012.

(7) Mr. Schwartz left Fabrinet in April 2012.

All Other Compensation for Fiscal 2012

Name	Housing Allowance ($)	Automobile and Transportation ($)	Tax Equalization ($)(1)	Health Insurance ($)	401(k) Contributions ($)	Other ($)	Total ($)
Mr. Mitchell	193,067	27,256	70,933	21,283	—	61,508(2)	374,047
Dr. Gill	84,999	34,230	46,297	23,512	13,350	142	202,530
Mr. Marchetti	—	6,000	—	10,074	7,500	52	23,626
Mr. Ng	122,001	34,697	34,737	23,418	15,667	79	230,599
Mr. Schwartz	—	9,401	—	38,262	9,075	43,269(3)	100,007

(1) Represents foreign tax liability payments by Fabrinet on the Named Officer's behalf to satisfy all applicable non-U.S. taxes of such Named Officer for calendar year 2010. Consistent with corporate policy, we pay on behalf of all U.S. citizens who are working on our behalf in Asia on an expatriate basis a tax equalization payment that is intended to put the employee in the same position, from a tax-liability perspective, that he or she would be in if they were still located in the United States.

(2) Includes expenses incurred in connection with Mr. Mitchell's home office in the United States of $30,000, expenses for meals of $16,602, certain membership club dues and other miscellaneous expenses.

(3) Represents a payment for accrued vacation at the time Mr. Schwartz left Fabrinet.

Grants of Plan-Based Awards in Fiscal 2012

The following table presents information concerning each grant of an award made to a Named Officer in fiscal 2012 under any plan.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
		Threshold ($)	Target ($)	Maximum ($)				
Mr. Mitchell	11/10/2011	—	—	—	63,739	—	—	899,995
	11/10/2011	—	—	—	—	129,828	14.12	899,994
Dr. Gill	11/10/2011	—	—	—	35,411	—	—	500,003
	11/10/2011	—	—	—	—	72,127	14.12	499,999
Mr. Marchetti	2/9/2012	—	—	—	10,331	—	—	200,008
	2/9/2012	—	—	—	—	21,260	19.36	199,999
Mr. Ng	11/10/2011	—	—	—	10,623	—	—	149,997
	11/10/2011	—	—	—	—	21,638	14.12	149,999
	3/1/2012	—	—	—	2,688	—	—	49,997
	3/1/2012	—	—	—	—	5,550	18.60	49,996
Mr. Schwartz	11/10/2011	—	—	—	26,558	—	—	374,999
	11/10/2011	—	—	—	—	54,095	14.12	374,997

(1) Reflects the aggregate grant date fair value of each equity award computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the fiscal year ended June 29, 2012, filed with the SEC on August 28, 2012. These amounts do not necessarily correspond to the actual value that may be recognized by the Named Officer.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table presents information regarding the outstanding equity awards held by each Named Officer as of the end of fiscal 2012.

		Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#)					
Name	Grant Date(1)	Exercisable	Unexercisable	Option Exercise Price($)	Option Expiration Date(2)	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Mr. Mitchell	10/13/2010	93,740	131,260	16.83	10/13/2017	—	—
	11/10/2011	18,935	110,893	14.12	11/9/2018	—	—
	11/10/2011	—	—	—	—	63,739	799,924
Dr. Gill	11/19/2009	13,122	24,802	5.75	11/18/2016	—	—
	10/13/2010	28,120	39,380	16.83	10/13/2017	—	—
	11/10/2011	10,521	61,606	14.12	11/9/2018	—	—
	11/10/2011	—	—	—	—	35,411	444,408
Mr. Marchetti	2/9/2012(4)	—	21,260	19.36	2/8/2019	—	—
	2/9/2012	—	—	—	—	10,331	129,654
Mr. Ng	10/13/2010	9,378	13,122	16.83	10/13/2017	—	—
	11/10/2011	3,157	18,481	14.12	11/9/2018	—	—
	11/10/2011	—	—	—	—	10,623	133,319
	3/1/2012	348	5,202	18.60	2/28/2019	—	—
	3/1/2012	—	—	—	—	2,688	33,734
Mr. Schwartz(5) ..	10/13/2010	19,924	—	16.83	10/13/2017	—	—
	11/10/2011	4,508	—	14.12	11/9/2018	—	—

(1) Unless otherwise indicated, all options vest over a four-year period at a rate of 1/48th per month. RSUs vest over a four-year period at a rate of 25% on each anniversary of the vesting commencement date.

(2) The expiration date shown is the normal expiration date and the latest date that options may be exercised. Options may terminate earlier in certain circumstances, such as in connection with a Named Officer's termination of employment or in connection with a change in control.

(3) Market value of shares or units of stock that have not vested is computed by multiplying (i) $12.55, the closing price on the New York Stock Exchange of our ordinary shares on June 29, 2012, the last business day of fiscal 2012, by (ii) the number of shares or units of stock.

(4) This option vests over a four-year period at a rate of 25% on January 16, 2013 and then at a rate of 1/48th per month.

(5) In connection with Mr. Schwartz's termination of employment, the vested portion of Mr. Schwartz's options remained exercisable until July 1, 2012, while his unvested options and RSUs were forfeited on the date of termination of his employment.

Option Exercises and Shares Vested in Fiscal 2012

The following table presents information regarding the exercise of share options by our Named Officers during fiscal 2012. None of our Named Officers had any share awards that vested during fiscal 2012.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Dr. Gill	155,288	2,145,588

(1) The dollar amounts for share options are determined by multiplying (i) the number of our ordinary shares acquired upon exercise of a share option, by (ii) the difference between the per share market value of our ordinary shares on the date of exercise and the exercise price of the share option.

Potential Payments Upon Termination or Change of Control

We and certain of our subsidiaries have entered into employment agreements or offer letters with our Named Officers that provide the general terms and conditions of their employment, including payments and benefits upon termination of their employment in specified circumstances, including following a change in control.

Arrangement with Mr. Mitchell

We have entered into an employment agreement with Mr. Mitchell. Previously, Mr. Mitchell's employment agreement was between Mr. Mitchell and Fabrinet USA, Inc., which we refer to as our California subsidiary. However, when Mr. Mitchell's written employment agreement expired on December 31, 2005, we assumed responsibility for the agreement from our California subsidiary and agreed with Mr. Mitchell to continue his employment under the terms of the agreement. Mr. Mitchell may terminate his employment with us for any reason by providing written notice 90 days in advance. We may terminate Mr. Mitchell's employment at any time with or without notice or cause. Mr. Mitchell has agreed that, for a period of one year following the termination of his employment with us, he will not solicit our employees or independent contractors to leave our employment or intentionally interfere with our relationships with, or seek to solicit business from, our customers or clients. If we terminate Mr. Mitchell's employment without "cause" or he terminates his employment for "good reason," Mr. Mitchell is entitled to receive a lump sum severance payment equal to two times his then-current annual base salary, plus accrued salary and earned bonus and reimbursement of expenses, all subject to applicable tax withholdings.

"Cause" means Mr. Mitchell's (i) commission of any felony or any crime involving moral turpitude, (ii) willful breach of his duties to us, including, but not limited to, theft from us and failure to fully disclose personal pecuniary interest in a transaction involving us, or (iii) engaging in willful misconduct, willful or gross neglect, fraud, misappropriation, or embezzlement, in each case in the performance of his duties.

"Good reason" means (i) a material diminution during the term of the agreement in Mr. Mitchell's office, duties, or responsibilities (including following any change in control) or (ii) a material breach by us of the agreement. However, before terminating his employment for good reason, Mr. Mitchell must provide (i) reasonable written notice to our Board of Directors setting forth the reasons for his intention to terminate for good reason and (ii) an opportunity for our Board of Directors to meet with him, together with legal counsel, and cure such reason within 15 days after receipt of such notice.

The following table provides information concerning the estimated payments and benefits that would be provided to Mr. Mitchell in the circumstances described above. Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2012 (June 29, 2012). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

		Potential Payments Upon:	
Name	**Type of Benefit**	**Termination Without Cause ($)**	**Resignation for Good Reason ($)**
Mr. Mitchell	Cash Severance Payment – 200% Annual Base Salary	900,000	900,000
	Cash Severance Payment – Earned Bonus	—	—
	Reimbursement of Expenses	128,075	128,075
	Total Termination Benefits	1,028,075	1,028,075

Arrangements with Dr. Gill, Mr. Marchetti and Mr. Ng

In the event Dr. Gill's, Mr. Marchetti's or Mr. Ng's employment is terminated either (i) in connection with a "change in control" (whether or not for good cause) or (ii) without "good cause" (without regard to whether there is a change in control), Dr. Gill's, Mr. Marchetti's and Mr. Ng's, as applicable, is entitled to receive a lump sum severance payment equal to his then-current annual base salary, medical coverage for 12 months following his termination of employment and any earned bonus, all subject to applicable tax withholdings.

For purposes of Dr. Gill's, Mr. Marchetti's and Mr. Ng's employment arrangements, "change in control" includes the occurrence of (i) a change in the ownership of the Company, which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total fair market value or the total voting power of the stock of the Company; or (ii) a change in the effective control of the Company which occurs (a) on the date any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person) ownership of stock of the Company possessing 30% or more of the total voting power of the stock of the Company, or (b) on the date that a majority of members of the Board of Directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election; or (iii) a change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For purposes of clause (i), if any Person is considered to own more than 50% of the Company's total fair market value or total voting power, the acquisition of additional stock of the Company by the same Person will not be considered a change in control. For purposes of clause (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a change in control. For purposes of clause (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of Dr. Gill's, Mr. Marchetti's and Mr. Ng's employment arrangements, "good cause" means (i) an act of dishonesty made in connection with their responsibilities as an employee, (ii) a conviction of or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) gross misconduct, (iv) unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom they owe an obligation of nondisclosure, (v) willful breach of any obligations under any written agreement or covenant with the Company, or (vi) continued failure to perform employment duties after receipt of a written demand of performance from the Company.

The following table provides information concerning the estimated payments and benefits that would be provided to Dr. Gill, Mr. Marchetti and Mr. Ng in the circumstances described above. Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2012 (June 29, 2012). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

		Potential Payments Upon:	
Name	**Type of Benefit**	**Termination Without Cause ($)**	**Termination In Connection With a Change in Control ($)**
Dr. Gill	Cash Severance Payment – 100% Annual Base Salary	575,000	575,000
	Cash Severance Payment – Earned Bonus	—	—
	Continued Coverage of Medical Benefits (1)	24,174	24,174
	Total Termination Benefits	599,174	599,174
Mr. Marchetti	Cash Severance Payment – 100% Base Pay	375,000	375,000
	Cash Severance Payment – Earned Bonus	—	—
	Continued Coverage of Medical Benefits (1)	29,431	29,431
	Total Termination Benefits	404,431	404,431
Mr. Ng	Cash Severance Payment – 100% Base Pay	325,000	325,000
	Cash Severance Payment – Earned Bonus	—	—
	Continued Coverage of Medical Benefits (1)	24,174	24,174
	Total Termination Benefits	349,174	349,174

(1) Reflects the annual cost of COBRA coverage to maintain the benefits currently provided.

Equity Compensation Plan Information

The following table provides information as of June 29, 2012 with respect to our ordinary shares that may be issued under our existing equity compensation plans.

Plan category	**(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)**	**(b) Weighted-average exercise price of outstanding options, warrants and rights ($)**	**(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a) (#)**
Equity compensation plans approved by security holders (1)	1,638,565	13.36	500,341
Equity compensation plans not approved by security holders	—	—	—
Total	1,638,565	13.36	500,341

(1) Includes the following plans: 1999 Share Option Plan and 2010 Performance Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

We describe below transactions since the beginning of fiscal 2012 to which we were a party or will be a party, in which the amounts involved exceeded or will exceed $120,000 and in which the following persons had or will have a direct or indirect material interest:

- any of our directors or executive officers;
- any nominee for election as one of our directors;
- any person or entity that beneficially owns more than five percent of our outstanding shares; or
- any member of the immediate family of any of the foregoing persons.

Employment of Family Members

Siriwan Kaewchansilp, the sister-in-law of Mr. Mitchell, was employed by us during fiscal 2012 as Director of European Sales and Marketing until her resignation in March 2012. Ms. Kaewchansilp received total compensation of approximately $153,258 for her service during fiscal 2012.

Dr. Soon Kaewchansilp, the father-in-law of Mr. Mitchell, is a member of the board of directors of our subsidiary, Fabrinet Co., Ltd. Dr. Kaewchansilp received total compensation of approximately $145,134 for his service during fiscal 2012.

Policy for Approval of Related Party Transactions

In accordance with the Audit Committee's charter, the Audit Committee reviews and pre-approves in writing any proposed related party transactions. The most significant related party transactions, particularly those involving our directors and officers, will be reviewed and pre-approved in writing by our Board of Directors. We will report all such material related party transactions under applicable accounting rules, federal securities laws and SEC rules and regulations. Any dealings with a related party must be conducted in such a way that does not give us or the related party preferential treatment. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

SECURITY OWNERSHIP BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 28, 2012, for:

- each person (or group of affiliated persons) who is known by us to beneficially own more than 5% of our ordinary shares;
- each of our directors and director nominees;
- each of our Named Officers; and
- all of our directors and current executive officers as a group.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated in the footnotes below, and subject to applicable community property laws, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 34,496,237 ordinary shares outstanding as of September 28, 2012. In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options held by that person or entity that are currently exercisable or exercisable within 60 days of September 28, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

Unless otherwise noted below, the address of each beneficial owner named below is c/o Fabrinet USA, Inc., 4104 24th Street, Suite 345, San Francisco, California 94114.

5% Shareholders, Directors and Named Officers	Shares Beneficially Owned (#)	Percentage Beneficially Owned (%)
5% Shareholders:		
Asia Pacific Growth Fund III, L.P.(1)	9,157,063	26.5
c/o W.S. Walker & Company P.O. Box 265, GT Walker House Grand Cayman, Cayman Islands		
FMR LLC(2)	5,158,536	15.0
82 Devonshire Street Boston, Massachusetts 02109		
Wellington Management Company, LLP(3)	2,658,824	7.7
280 Congress Street Boston, MA 02210		
Royce & Associates, LLC(4)	1,975,240	5.7
745 Fifth Avenue New York, NY 10151		
Franklin Resources, Inc.(5)	1,864,186	5.4
One Franklin Parkway San Mateo, CA 94403-1906		

5% Shareholders, Directors and Named Officers	Shares Beneficially Owned (#)	Percentage Beneficially Owned (%)
Named Officers and Directors:		
David T. Mitchell(6)	3,058,325	8.8
Dr. Harpal Gill(7)	237,740	*
John Marchetti	—	*
Toh-Seng Ng(8)	20,716	*
Mark J. Schwartz(9)	—	*
Dr. Homa Bahrami(10)	1,000	*
Mark A. Christensen	36,501	*
Thomas F. Kelly(11)	19,414	*
Dr. Frank H. Levinson	46,501	*
Rollance E. Olson	31,501	*
Virapan Pulges	36,501	*
Dr. William J. Perry	31,001	*
All directors and current executive officers as a group (12 persons)(12)	3,538,497	10.2

* Represents less than 1% of the total.

(1) Based on a Schedule 13G/A filed with the SEC on February 14, 2012 by Asia Pacific Growth Fund III, L.P.

(2) Based on a Schedule 13G/A filed with the SEC on February 14, 2012 by FMR LLC.

(3) Based on a Schedule 13G filed with the SEC on February 14, 2012 by Wellington Management Company, LLP.

(4) Based on a Schedule 13G filed with the SEC on January 24, 2012 by Royce & Associates, LLC.

(5) Based on a Schedule 13G filed with the SEC on February 7, 2012 by Franklin Resources, Inc.

(6) Consists of (i) 2,140,715 shares held by the David T. Mitchell Separate Property Trust, of which Mr. Mitchell is the sole trustee, (ii) 149,635 shares issuable upon the exercise of options held by Mr. Mitchell that are exercisable within 60 days of September 28, 2012, (iii) 15,934 shares issuable upon the vesting of restricted stock units within 60 days of September 28, 2012, (iv) 250,680 shares held by the Gabriel Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee, (v) 250,681 shares held by the Alexander Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee, and (vi) 250,680 shares held by the Sean Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee. Mr. Mitchell disclaims beneficial ownership of the shares held by each of the Gabriel Thomas Mitchell Trust, the Alexander Thomas Mitchell Trust and the Sean Thomas Mitchell Trust.

(7) Includes (i) 73,600 shares issuable upon the exercise of options held by Dr. Gill that are exercisable within 60 days of September 28, 2012 and (ii) 8,852 shares issuable upon the vesting of restricted stock units within 60 days of September 28, 2012.

(8) Includes (i) 18,061 shares issuable upon the exercise of options held by Mr. Ng that are exercisable within 60 days of September 28, 2012 and (ii) 2,655 shares issuable upon the vesting of restricted stock units within 60 days of September 28, 2012.

(9) Mr. Schwartz, our former executive vice president, chief financial officer and secretary, left Fabrinet in April 2012.

(10) All such shares are held by Dr. Bahrami's son. Dr. Bahrami disclaims beneficial ownership of the shares held by her son.

(11) Includes 15,000 shares issuable upon the exercise of options held by Mr. Kelly that are exercisable within 60 days of September 28, 2012.

(12) Includes (i) 272,938 shares issuable upon the exercise of options held by our current directors and executive officers that are exercisable within 60 days of September 28, 2012 and (ii) 30,096 shares issuable upon the vesting of restricted stock units within 60 days of September 28, 2012.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and any persons holding more than 10% of a registered class of our equity securities to report initial ownership of such equity shares and any subsequent changes in ownership to the SEC. Such officers, directors and 10% shareholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms they file. Specific due dates have been established by the SEC, and we are required to disclose in this proxy statement any failure to file required ownership reports by these dates. Based solely on our review of copies of such forms received, or written representations from certain reporting persons that no filings were required for such persons, we believe that, during fiscal 2012, all Section 16(a) filing requirements applicable to our executive officers and directors were complied with except as follows:

- Mr. Schwartz filed a late Form 4 on November 16, 2011, as amended on November 17, 2011, to report the grant on November 10, 2011 of an award of 26,558 restricted stock units and an option to purchase 54,095 ordinary shares.
- Dr. Gill filed a late Form 4 on November 16, 2011, as amended on November 17, 2011, to report the grant on November 10, 2011 of an award of 35,411 restricted stock units and an option to purchase 72,127 ordinary shares.
- Mr. Mitchell filed a late Form 4 on November 16, 2011, as amended on November 17, 2011, to report the grant on November 10, 2011 of an award of 63,739 restricted stock units and an option to purchase 129,828 ordinary shares.
- Mr. Marchetti filed a late Form 4 on August 22, 2012 to report the grant on February 9, 2012 of an award of 10,331 restricted stock units and an option to purchase 21,260 ordinary shares.

OTHER MATTERS

We know of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as our Board of Directors may recommend. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

Palo Alto, California

October 25, 2012

Appendix A

FABRINET
2010 PERFORMANCE INCENTIVE PLAN
(As amended December 20, 2010 and [December 20, 2012])

1. PURPOSE OF PLAN

The purpose of this Fabrinet 2010 Performance Incentive Plan (this "**Plan**") of Fabrinet, an exempted company formed under the laws of the Cayman Islands (the "**Company**"), is to promote the success of the Company and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.

2. ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An "**Eligible Person**" is any person who is either: (a) an officer (whether or not a director) or employee of the Company or one of its Subsidiaries; (b) a director of the Company or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Company or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Company or one of its Subsidiaries) to the Company or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Company's eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the "**Securities Act**"), the offering and sale of shares issuable under this Plan by the Company or the Company's compliance with any other applicable laws. An Eligible Person who has been granted an award (a "participant") may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, "**Subsidiary**" means any corporation or other entity a majority of whose outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company; and "**Board**" means the Board of Directors of the Company.

3. PLAN ADMINISTRATION

3.1 ***The Administrator***. This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The "**Administrator**" means the Board or one or more committees appointed by the Board, including the compensation committee, or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by the Companies Law (2004 Revision) of the Cayman Islands and any other applicable law, to one or more officers of the Company, its powers under this Plan (a) to designate the officers and employees of the Company and its Subsidiaries who will receive grants of awards under this Plan, and (b) to determine the number of shares subject to, and the other terms and conditions of, such awards. The Board may delegate different levels of authority to different committees with administrative and grant authority under this Plan. Unless otherwise provided in the Amended and Restated Memorandum and Articles of Association of the Company or the applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

With respect to awards intended to satisfy the requirements for performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "**Code**"), this Plan shall be administered by a committee consisting solely of two or more outside directors (as this requirement is applied under Section 162(m) of the Code); provided, however, that the failure to satisfy such requirement shall not affect the validity of the action of any committee otherwise duly authorized and acting in the matter. Award grants, and transactions in or involving awards, intended to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), must be duly and timely authorized by the Board or a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Exchange Act). To the extent required by any applicable securities exchange, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency).

3.2 ***Powers of the Administrator***. Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a) determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive an award under this Plan;

(b) grant awards to Eligible Persons, determine the price at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons, determine the other specific terms and conditions of such awards consistent with the express limits of this Plan, establish the installments (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, and establish the events of termination or reversion of such awards;

(c) approve the forms of award agreements (which need not be identical either as to type of award or among participants);

(d) construe and interpret this Plan and any agreements defining the rights and obligations of the Company, its Subsidiaries, and participants under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e) cancel, modify, or waive the Company's rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.7.5;

(f) accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding awards (in the case of options or share appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a termination of employment or services or other events of a personal nature) subject to any required consent under Section 8.7.5;

(g) adjust the number of Ordinary Shares (as defined in Section 4.1 below) subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.7, and provided that in no case (except due to an adjustment contemplated by Section 7 or any repricing that may be approved by shareholders) shall such an adjustment constitute a repricing (i.e. a reduction by amendment, cancellation and regrant, exchange or other means including an exchange for cash or another award) of the per share exercise or base price of any option or share appreciation right;

(h) determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator's action (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award);

(i) determine whether, and the extent to which, adjustments are required pursuant to Section 7 hereof and authorize the termination, conversion, substitution or succession of awards upon the occurrence of an event of the type described in Section 7;

(j) acquire or settle (subject to Sections 7 and 8.7) rights under awards in cash, shares of equivalent value, or other consideration, provided, however, that in no case without shareholder approval shall the Corporation effect a "repricing" of a share option or share appreciation right granted under this Plan by purchasing the option or share appreciation right at a time when the exercise or base price of the award is greater than the fair market value of an Ordinary Share; and

(k) determine the fair market value of the Ordinary Shares or awards under this Plan from time to time and/or the manner in which such value will be determined.

3.3 ***Binding Determinations***. Any action taken by, or inaction of, the Company, any Subsidiary, or the Administrator relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4 ***Reliance on Experts***. In making any determination or in taking or not taking any action under this Plan, the Board or a committee, as the case may be, may obtain and may rely upon the advice of experts, including employees and professional advisors to the Company. No director, officer or agent of the Company or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.5 ***Delegation***. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or any of its Subsidiaries or to third parties.

4. ORDINARY SHARES SUBJECT TO THE PLAN; SHARE LIMITS

4.1 ***Shares Available***. Subject to the provisions of Section 7.1, the shares that may be delivered under this Plan shall be the Company's authorized but unissued Ordinary Shares. For purposes of this Plan, "**Ordinary Shares**" shall mean the ordinary shares of the Company and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2 ***Share Limits***. The maximum number of Ordinary Shares that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the "**Share Limit**") is equal to the sum of (1) five million seven hundred thousand (5,700,000) shares, plus (2) the number of any shares subject to options granted under the Fabrinet 1999 Share Option Plan and outstanding on the effective date of the first registration statement that is filed by the Company and declared effective pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Registration Date**"), which expire, or for any reason are cancelled or terminated, on or after the Registration Date without being exercised. The maximum number of Ordinary Shares that may be delivered pursuant to options qualified as incentive stock options (within the meaning of Code Section 422) granted under this Plan is five million seven hundred thousand (5,700,000) shares. Each of the foregoing numerical limits is subject to adjustment as contemplated by Section 4.3, Section 7.1, and Section 8.11.

4.3 ***Awards Settled in Cash, Reissue of Awards and Shares***. To the extent that an award granted under this Plan is settled in cash or a form other than Ordinary Shares, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. In the event that Ordinary Shares are delivered in respect of a dividend equivalent right granted under this Plan, only the actual number of shares delivered with respect to the award shall be counted against the share limits of this Plan. To the extent that Ordinary Shares are delivered pursuant to the exercise of a share appreciation right or share option granted under this Plan, only Shares actually issued pursuant to a share appreciation right or share option will cease to be available under the Plan; all remaining shares under share appreciation rights or share option will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again be available for subsequent awards under this Plan. Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award under this Plan, as well as any shares exchanged by a participant or withheld by the Company or one of its Subsidiaries to satisfy the tax withholding obligations related to any award under this Plan, shall be available for subsequent awards under this Plan. Refer to Section 8.11 for application of the foregoing share limits with respect to assumed awards.

4.4 ***Reservation of Shares; No Fractional Shares; Minimum Issue***. The Company shall at all times reserve a number of Ordinary Shares sufficient to cover the Company's obligations and contingent obligations to deliver shares with respect to awards then outstanding under this Plan (exclusive of any dividend equivalent obligations to the extent the Company has the right to settle such rights in cash). No fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. No fewer than 100 shares may be purchased on exercise of any award (or, in the case of share appreciation or purchase rights, no fewer than 100 rights may be exercised at any one time) unless the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5. AWARDS

5.1 ***Type and Form of Awards***. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Company or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1 ***Share Options***. A share option is the grant of a right to purchase a specified number of Ordinary Shares during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an "**ISO**") or a nonqualified share option (an option not intended to be an ISO). The award agreement for an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified share option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be not less than 100% of the fair market value of an Ordinary Share on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.

5.1.2 ***Additional Rules Applicable to ISOs***. To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of shares with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Ordinary Shares subject to ISOs under this Plan and shares subject to ISOs under all other plans of the Company or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified share options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which Ordinary Shares are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Company or one of its subsidiaries (for this purpose, the term "**subsidiary**" is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of shares of each subsidiary in the chain beginning with the Company and ending with the subsidiary in question). There shall be imposed in any award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the option be an "incentive stock option" as that term is defined in Section 422 of the Code. No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) outstanding Ordinary Shares possessing more than 10% of the total combined voting power of all classes of shares of the Company, unless the exercise price of such option is at least 110% of the fair market value of the shares subject to the option and such option by its terms is not exercisable after the expiration of five (5) years from the date such option is granted.

5.1.3 ***Share Appreciation Rights***. A share appreciation right or "**SAR**" is a right to receive a payment, in cash and/or Ordinary Shares, equal to the excess of the fair market value of a specified number of Ordinary Shares on the date the SAR is exercised over the "base price" of the SAR, which base price shall be set forth in the applicable award agreement and shall be not less than 100% of the fair market value of an Ordinary Share on the date of grant of the SAR. The maximum term of an SAR shall be ten (10) years.

5.1.4 ***Other Awards***. The other types of awards that may be granted under this Plan include: (a) share bonuses, restricted shares, performance shares, share units, phantom shares, dividend equivalents, or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the Ordinary Shares, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) any similar securities with a value derived from the value of or related to the Ordinary Shares and/or returns thereon.

5.2 ***Award Agreements***. Each award shall be evidenced by either (1) a written award agreement in a form approved by the Administrator and executed by the Company by an officer duly authorized to act on its behalf, or (2) an electronic notice of award grant in a form approved by the Administrator and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking award grants under this Plan generally (in each case, an "award agreement"), as the Administrator may provide and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require. The Administrator may authorize any officer of the Company (other than the particular award recipient) to execute any or all award agreements on behalf of the Company. The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.

5.3 ***Deferrals and Settlements***. Payment of awards may be in the form of cash, Ordinary Shares, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.4 ***Consideration for Ordinary Shares or Awards***. The purchase price for any award granted under this Plan or the Ordinary Shares to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

- services rendered by the recipient of such award;
- cash, check payable to the order of the Company, or electronic funds transfer;
- notice and third party payment in such manner as may be authorized by the Administrator;
- if approved by the Administrator, the delivery of previously owned Ordinary Shares;
- if approved by the Administrator, by a reduction in the number of shares otherwise deliverable pursuant to the award; or
- if approved by the Administrator, subject to such procedures as the Administrator may adopt, pursuant to a "cashless exercise" with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Company be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable state law. Ordinary Shares used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise. The Company will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant's ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Company.

5.5 ***Definition of Fair Market Value***. For purposes of this Plan, "fair market value" shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the last price (in regular trading) for an Ordinary Share as furnished by the Financial Industry Regulatory Authority (the "FINRA") through any established stock exchange or a national market system, including without limitation the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market of The Nasdaq Stock Market, or another applicable listing agency (the "Stock Market") for the date in question or, if no sales of Ordinary Shares were reported on the Stock Market on that date, the last price (in regular trading) for an Ordinary Share as furnished through the Stock Market for the next preceding day on which sales of Ordinary Shares were reported by the FINRA. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the last price for an Ordinary Share as furnished by the FINRA through the Stock Market on the last trading day preceding the date in question or the average of the high and low trading prices of an Ordinary Share as furnished by the FINRA through the Stock Market for the date in question or the most recent trading day. If the Ordinary Shares are no longer listed or is no longer actively traded on the Stock Market as of the applicable date, the fair market value of the Ordinary Shares shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.6 ***Transfer Restrictions.***

5.6.1 ***Limitations on Exercise and Transfer.*** Unless otherwise expressly provided in (or pursuant to) this Section 5.6 or required by applicable law, (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.6.2 ***Exceptions.*** The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, family members (or trusts or other entities on their behalf) or charitable organizations or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person's family members).

5.6.3 ***Further Exceptions to Limits on Transfer.*** The exercise and transfer restrictions in Section 5.6.1 shall not apply to:

(a) transfers to the Company (for example, in connection with the expiration or termination of the award);

(b) the designation of a beneficiary to receive benefits in the event of the participant's death or, if the participant has died, transfers to or exercise by the participant's beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution;

(c) subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator;

(d) if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative; or

(e) the authorization by the Administrator of "cashless exercise" procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.

5.7 ***International Awards.*** One or more awards may be granted to Eligible Persons who provide services to the Company or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, that may be different than the terms and conditions of the Plan, if any, appended to this Plan and approved by the Administrator.

6. EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1 ***General.*** The Administrator shall establish the effect of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Company or one of its Subsidiaries and provides other services to the Company or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Company or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2 ***Events Not Deemed Terminations of Service.*** Unless the express policy of the Company or one of its Subsidiaries, or the Administrator, otherwise provides, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Company or one of its Subsidiaries, or the Administrator; provided that unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. Further, for purposes of ISOs, no such leave may exceed three months, unless reemployment upon expiration of such leave is guaranteed by contract or law. If reemployment, upon expiration of a leave of absence approved by the Company or one of its Subsidiaries or the Administrator, is not so guaranteed, then six months following the first day of such leave, any ISO held by such participant will cease to be treated as an ISO and will be treated for U.S. tax purposes as a nonstatutory stock option. In the case of any employee of the Company or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Company or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of the term set forth in the applicable award agreement.

6.3 ***Effect of Change of Subsidiary Status.*** Except as otherwise permitted by the Administrator, for purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Company a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Company or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status.

7. ADJUSTMENTS; ACCELERATION

7.1 ***Adjustments.*** Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Ordinary Shares; or any exchange of Ordinary Shares or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Ordinary Shares; then the Administrator shall equitably and proportionately adjust (1) the number and type of Ordinary Shares (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of Ordinary Shares (or other securities or property) subject to any outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards, and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

Unless otherwise expressly provided in the applicable award agreement, upon (or, as may be necessary to effect the adjustment, immediately prior to) any event or transaction described in the preceding paragraph or a sale of all or substantially all of the business or assets of the Company as an entirety, the Administrator shall equitably and proportionately adjust the performance standards applicable to any then-outstanding performance-based awards to the extent necessary to preserve the level of incentives intended by this Plan and the then-outstanding performance-based awards.

It is intended that, if possible, any adjustments contemplated by the preceding two paragraphs be made in a manner that satisfies applicable U.S. legal, tax (including, without limitation and as applicable in the circumstances, Section 424 of the Code and Section 409A of the Code) and accounting (so as to not trigger any charge to earnings with respect to such adjustment) requirements.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2 ***Corporate Transactions—Assumption and Termination of Awards***. Upon the occurrence of any of the following: any merger, combination, consolidation, or other reorganization; any exchange of Ordinary Shares or other securities of the Company; a sale of all or substantially all the business, stock or assets of the Company; a dissolution of the Company; or any other event in which the Company does not survive (or does not survive as a public company in respect of its Ordinary Shares); then the Administrator may make provision for a cash payment in settlement of, or for the assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Ordinary Shares upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence, then, unless the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award or the award would otherwise continue in accordance with its terms in the circumstances: (1) subject to Section 7.4 and unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested, all restricted shares then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award; and (2) each award shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days' notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award.

In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration to occur immediately prior to the applicable event and/or reinstate the original terms of the award if an event giving rise to an acceleration does not occur.

Notwithstanding the foregoing, to the extent a participant is subject to U.S. income taxation, a transaction will not be deemed to occur under this Section 7.2 unless the transaction qualifies as a change in control event within the meaning of Section 409A of the Code ("**Section 409A**"), as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

7.3 ***Other Acceleration Rules***. The Administrator may override the provisions of Section 7.2 and/or 7.4 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

7.4 ***Golden Parachute Limitation***. Notwithstanding anything else contained in this Section 7 to the contrary, in no event shall any award or payment be granted or accelerated under this Plan to an extent or in a manner so that such award or payment, together with any other compensation and benefits provided to, or for the benefit of, the participant under any other plan or agreement of the Company or any of its Subsidiaries, would not be fully deductible by the Company or one of its Subsidiaries for federal income tax purposes because of Section 280G of the Code. If a participant would be entitled to benefits or payments hereunder and under any other plan or program that would constitute "parachute payments" as defined in Section 280G of the Code, then the reduction will occur in the following order: (a) reduction of cash payments; (b) cancellation of awards granted "contingent on a change in ownership or control," within the meaning of Section 280G of the Code; (c) cancellation of accelerated vesting of equity awards; and (d) reduction of other employee benefits. In the event that awards are cancelled pursuant to clause (b) above, or the acceleration of vesting of any awards is cancelled under clause (c) above, such cancellation in each case will occur in the reverse order of the date of grant of the participant's awards. If two or more awards are granted on the same date, the cancellation of each award, with respect to clause (b), or the cancellation of the accelerated vesting of each award, with respect to clause (c), will occur on a pro-rata basis across all awards with the same grant date. Notwithstanding the foregoing, if a participant is a party to an employment or other agreement with the Company or one of its Subsidiaries, or is a participant in a severance program sponsored by the Company or one of its Subsidiaries, that contains express provisions regarding Section 280G and/or Section 4999 of the Code (or any similar successor provision), or the applicable award agreement includes such provisions, the Section 280G and/or Section 4999 provisions of such employment or other agreement or plan, as applicable, shall control as to the awards held by that participant (for example, and without limitation, a participant may be a party to an employment agreement with the Company or one of its Subsidiaries that provides for a "gross-up" as opposed to a "cut-back" in the event that the Section 280G thresholds are reached or exceeded in connection with a change in control and, in such event, the Section 280G and/or Section 4999 provisions of such employment agreement shall control as to any awards held by that participant). Provided, however, that if a reduction of "parachute payments" within the meaning of Section 280G of the Code occurs pursuant to the terms of this Plan, or such other employment or other agreement or severance program, in no event will a participant have any discretion with respect to the ordering of such payment reductions.

8. OTHER PROVISIONS

8.1 ***Compliance with Laws***. This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of Ordinary Shares and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law, federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Company or one of its Subsidiaries, provide such assurances and representations to the Company or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2 ***No Rights to Award***. No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3 ***No Employment/Service Contract***. Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Company or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee's status as an employee at will, nor shall interfere in any way with the right of the Company or one of its Subsidiaries to change a person's compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4 ***Plan Not Funded***. Awards payable under this Plan shall be payable in shares or from the general assets of the Company, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including Ordinary Shares, except as expressly otherwise provided) of the Company or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

8.5 ***Tax Withholding***. Upon any exercise, vesting, or payment of any award or upon the disposition of Ordinary Shares acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, the Company or one of its Subsidiaries shall have the right at its option to:

(a) require the participant (or the participant's personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such award event or payment; or

(b) deduct from any amount otherwise payable in cash to the participant (or the participant's personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such cash payment.

In any case where a tax is required to be withheld in connection with the delivery of Ordinary Shares under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Company reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment. In no event shall the shares withheld exceed the minimum whole number of shares required for tax withholding under applicable law.

8.6 ***Compliance With Section 409A***. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each award agreement under the Plan is intended to meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an award or payment, or the settlement or deferral thereof, is subject to Section 409A the award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A.

8.7 ***Effective Date, Termination and Suspension, Amendments***.

8.7.1 ***Effective Date***. This Plan is effective as of the Registration Date. This Plan shall be submitted for and subject to shareholder approval no later than twelve months after the adoption of the Plan by the Board. Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the adoption of the Plan by the Board. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.7.2 ***Board Authorization***. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.7.3 ***Shareholder Approval***. To the extent then required by applicable law or any applicable listing agency or required under Sections 422 or 424 of the Code to preserve the intended tax consequences of this Plan, or pursuant to any repricing under Sections 3.2(g) and 3.2(j), or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to shareholder approval.

8.7.4 ***Amendments to Awards***. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of

Sections 3.2 and 8.7.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the limitations set forth in Section 3.2(g).

8.7.5 ***Limitations on Amendments to Plan and Awards***. No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Company under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.7.

8.8 ***Privileges of Share Ownership***. Except as otherwise expressly authorized by the Administrator or this Plan, a participant shall not be entitled to any privilege of share ownership as to any Ordinary Shares not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of delivery.

8.9 ***Governing Law; Construction; Severability***.

8.9.1 ***Choice of Law***. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of California.

8.9.2 ***Severability***. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.9.3 ***Plan Construction***. It is the intent of the Company that the awards and transactions permitted by awards be interpreted in a manner that, in the case of participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the award, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act. Notwithstanding the foregoing, the Company shall have no liability to any participant for Section 16 consequences of awards or events under awards if an award or event does not so qualify.

8.10 ***Captions***. Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.11 ***Share-Based Awards in Substitution for Share Options or Awards Granted by Other Corporation***. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee share options, SARs, restricted shares or other share-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Company or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Company or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the shares or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Ordinary Shares in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Company, as a result of the assumption by the Company of, or in substitution for, outstanding awards previously granted by an acquired company (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Company or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.12 ***Non-Exclusivity of Plan*.** Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Ordinary Shares, under any other plan or authority.

8.13 ***No Corporate Action Restriction*.** The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Company to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Company or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference shares ahead of or affecting the shares (or the rights thereof) of the Company or any Subsidiary, (d) any dissolution or liquidation of the Company or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Company or any Subsidiary, or (f) any other corporate act or proceeding by the Company or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Company or any employees, officers or agents of the Company or any Subsidiary, as a result of any such action.

8.14 ***Other Company Benefit and Compensation Programs*.** Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant's compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Company or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Company or its Subsidiaries.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 29, 2012

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-34775

FABRINET

(Exact name of registrant as specified in its charter)

Cayman Islands **(State or other jurisdiction of incorporation or organization)**	**Not Applicable** **(I.R.S. Employer Identification No.)**
Walker House **87 Mary Street** **George Town** **Grand Cayman** **Cayman Islands** **(Address of principal executive offices)**	**KY1-9005** **(Zip Code)**

+66 2-524-9600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of exchange on which registered)
Ordinary Shares, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of December 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter, shares held by non-affiliates of the registrant had an aggregate market value of approximately $303,028,000, based on the closing price for the registrant's ordinary shares as reported on the New York Stock Exchange on such date.

As of August 3, 2012, the registrant had 34,480,379 ordinary shares, $0.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2012 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such proxy statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

[THIS PAGE INTENTIONALLY LEFT BLANK]

FABRINET

ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended June 29, 2012

Table of Contents

PART I

ITEM 1. BUSINESS.

Overview

We provide advanced optical packaging and precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers (OEMs) of complex products such as optical communication components, modules and sub-systems, industrial lasers and sensors. We offer a broad range of advanced optical and electro-mechanical capabilities across the entire manufacturing process, including process design and engineering, supply chain management, manufacturing, advanced packaging, final assembly and test. Although, we focus primarily on low-volume production of a wide variety of high complexity products, which we refer to as "low-volume, high-mix", we also have the capability to accommodate high-volume production. Based on our experience with, and feedback from, customers, we believe we are a global leader in providing these services to the optical communications, industrial lasers and sensors markets.

Our customer base includes companies in complex industries that require advanced precision manufacturing capabilities, such as optical communications, industrial lasers and sensors. Our customers in these industries support a growing number of end-markets, including semiconductor processing, biotechnology, metrology, material processing, automotive, and medical devices. Our revenues from lasers, sensors and other markets as a percentage of total revenues have increased from 20.9% for the year ended June 24, 2011 ("fiscal 2011") to 29.3% for the year ended June 29, 2012 ("fiscal 2012"), while our revenues from optical communications products as a percentage of total revenues have decreased from 79.1% for fiscal 2011 to 70.7% for fiscal 2012.

In many cases, we are the sole outsourced manufacturing partner used by our customers for the products that we produce for them. The products that we manufacture for our OEM customers include:

- optical communications devices, such as:
  - selective switching products, such as reconfigurable optical add-drop modules (ROADMs), optical amplifiers, modulators and other optical components and modules that collectively enable network managers to route signals through fiber traffic at various wavelengths and over various distances;
  - tunable transponders and transceivers that eliminate, at a significant cost savings, the need to stock individual fixed wavelength transponders and transceivers used in voice and data communications networks; and
  - active optical cables providing high-speed interconnect capabilities for data centers and computing clusters, as well as Infiniband, Ethernet, fiber channel and optical backplane connectivity;
- solid state, diode-pumped, gas and fiber lasers (collectively referred to as "industrial lasers") used across a broad array of industries, including semiconductor processing (wafer inspection, wafer dicing, wafer scribing), biotechnology (DNA sequencing, flow cytometry, hematology, antibody detection), metrology (instrumentation, calibration, inspection), and material processing (photo processing, textile cutting, annealing, marking, engraving); and
- sensors, including differential pressure, micro-gyro, fuel and other sensors that are used in automobiles, and non-contact temperature measurement sensors for the medical industry.

We also design and fabricate application-specific crystals, prisms, mirrors, laser components and substrates (collectively referred to as "customized optics") and other custom and standard borosilicate, clear fused quartz, and synthetic fused silica glass products (collectively referred to as "customized glass"). We incorporate our customized optics and glass into many of the products we manufacture for our OEM customers, and we also sell customized optics and glass in the merchant market.

We believe we offer differentiated manufacturing services through our optical and electro-mechanical process technologies and our strategic alignment with our customers. Our dedicated process and design engineers, who have a deep knowledge in materials sciences and physics, are able to tailor our service offerings to accommodate our customers' complex engineering assignments. Our range of capabilities, from the design of customized optics and glass through process engineering and testing of finished assemblies, provides us with a knowledge base that we believe often leads to improvements in our customers' product development cycles, manufacturing cycle times, quality and reliability, manufacturing yields and end product costs. We offer an efficient, technologically advanced and flexible manufacturing infrastructure designed to enable the scale production of low-volume, high-mix products, as well as high-volume products. We have a dedicated engineering team to support the advanced optical packaging needs of our customers' cutting edge products, which allows them to accelerate development and time-to-market for such products. We often provide a "factory-within-a-factory" manufacturing environment to protect our customers' intellectual property by segregating certain key employees and manufacturing space from the resources we use for other customers. We also provide our customers with a customized software platform to monitor all aspects of the manufacturing process, enabling our customers to remotely access our databases to monitor yields, inventory positions, work-in-progress status and vendor quality data. We believe there is no other manufacturing services provider with a similar breadth and depth of optical and electro-mechanical engineering and process technology capabilities that does not directly compete with its customers in their end-markets. As a result, we believe we are more closely aligned and better able to develop long-term relationships with our customers than our competitors.

As of June 29, 2012, our facilities comprised approximately 1,201,000 total square feet, including approximately 132,000 square feet of office space and approximately 1,069,000 square feet devoted to manufacturing and related activities, of which approximately 470,000 square feet were clean room facilities. Of the aggregate square footage of our facilities, approximately 924,000 square feet are located in Thailand and the balance is located in the People's Republic of China (PRC or China) and the United States.

Thailand Flooding

We suspended production at all of our manufacturing facilities in Thailand from October 17, 2011 through November 14, 2011 because of severe flooding in Thailand. We never resumed and have ceased production permanently at our Chokchai facilities. Company personnel, insurance adjusters, professional asset valuation advisors, equipment restoration contractors and forensic accounting experts have assessed, and continue to assess, the damage to property, inventory and equipment, including consigned assets held by us on behalf of our customers, as well as the impact of business interruption to us. The following is a summary of all known costs incurred as a result of this event recognized in our consolidated statements of operations for the year ended June 29, 2012:

(in thousands)	Year Ended June 29, 2012
Loss from written-off owned inventories	$16,612
Loss from written-off leased building improvement	1,431
Loss from written-off owned machinery and equipment	1,098
Loss from written-off investments in lease and prepayment	3,532
Loss from consigned inventories	11,748
Loss from consigned machinery and equipment	48,450
Estimated restoration cost of leased building	1,000
Payroll and other expenses	7,712
Flood protection, salvage and increased expenses	5,703
Total	$97,286

We have submitted claims to our insurers for business interruption losses attributable to the effects of flooding during the second and third quarters of fiscal 2012, as well as claims for owned and consigned inventory losses, owned and consigned equipment losses, and damage to our buildings at Pinehurst, which we own, and Chokchai, which we leased. In the first quarter of fiscal 2013, we plan to submit a claim for business interruption losses incurred during the three months ended June 29, 2012. We expect to incur additional business interruption losses during the first quarter of fiscal 2013, and therefore expect to submit an additional claim for such losses in the second quarter of fiscal 2013.

A number of exclusions and limitations in our policies (such as coinsurance, facilities location sub-limits and policy covenants) may reduce the aggregate amount that we will ultimately recover for our losses from our insurers. In addition, our insurers could reject the valuation methodologies we have used to estimate our losses and apply different valuation methodologies, which could also reduce our aggregate recovery amount. However, based on the information that we have at this time, we believe that we will ultimately recover a majority of our losses. We further believe that, although the difference between our aggregate claims and our insurance recoveries may ultimately be material, this will not have a material and adverse effect on our financial condition or results of operation. We continue to have discussions with our customers regarding their assessments of the damage to, and valuation of, the consigned inventory and assets that were under our care, custody and control at our Chokchai facility. In some cases, there may be material differences between our assessments and our customers' assessments. There may also be differences of opinions regarding who bears responsibility for certain losses as a result of the flooding. We continue to review these differences with our customers and, depending on the outcome of these discussions, we may incur additional costs and expenses in connection with our customers' recovery efforts. We will recognize insurance recoveries if and when they become realizable and probable.

Industry Background

Optical Communications

Since 2001, most optical communications OEMs have reduced manufacturing capacity and transitioned to a low-cost and more efficient manufacturing base. By outsourcing production to third parties, OEMs are better able to concentrate their efforts and resources on what they believe are their core strengths, such as research and development, and sales and marketing. Additionally, outsourcing production often allows OEMs to reduce product costs, improve quality, access advanced process design and manufacturing technologies and achieve accelerated time-to-market and time-to-volume production. The principal barrier to the trend towards outsourcing in the optics industry has been the shortage of third-party manufacturing partners with the necessary optical process capabilities and robust intellectual property protection.

Demand for optical communications components and modules is influenced by the level and rate of development of optical communications infrastructure and carrier and enterprise network expansion. Carrier demand for optical communications network equipment has increased as a direct result of higher network utilization and increased demand for bandwidth capacity. The increase in network traffic volumes have been driven by increasing demand for voice, data and video services delivered over wired and wireless Internet protocol, or IP, networks.

Industrial Lasers and Sensors

The optical and electro-mechanical process technologies used in the optical communications market also have applications in other similarly complex end-markets that require advanced precision manufacturing capabilities, such as industrial lasers and sensors. These markets are substantially larger than the optical communications components and modules market. Growth in the industrial lasers and sensors markets is expected to be driven by demand for:

- industrial laser applications across a growing number of end-markets, particularly in semiconductor processing, biotechnology, metrology and material processing;
- precision, non-contact and low power requirement sensors, particularly in automotive, medical and industrial end-markets; and
- lower cost products used on both enterprise and consumer levels.

Outsourcing of production by industrial laser and sensor OEMs has historically been limited. We believe industrial laser and sensor OEMs are increasingly recognizing the benefits of outsourcing that OEMs in other industries, such as optical communications, have been able to achieve.

Our Competitive Strengths

We believe we have succeeded in providing differentiated services to the optical communications, industrial lasers and sensors industries due to our long-term focus on optical and electro-mechanical process technologies, strategic alignment with our customers and our commitment to total customer satisfaction. More specifically, our key competitive strengths include:

- ***Advanced Optical and Electro-Mechanical Manufacturing Technologies:*** We believe that our optical and electro-mechanical process technologies and capabilities, coupled with our customized optics and glass technologies, provide us with a key competitive advantage. These technologies include:
  - advanced optical and precision packaging;
  - reliability and environmental testing;
  - optical and mechanical material and process analysis;
  - precision optical fiber and electro-mechanical assembly;
  - customized software tools for low-volume high-mix manufacturing;
  - turn-key manufacturing systems;
  - fiber metallization and lensing;
  - fiber handling and fiber alignment;
  - crystal growth and processing;
  - precision lapping and polishing;
  - precision glass drawing; and
  - optical coating.
- ***Efficient, Flexible and Low Cost Process Engineering and Manufacturing Platform:*** We enable our customers to transition their production to an efficient and flexible manufacturing platform that is specialized for the production of optics and similarly complex products and is located in a low-cost geography. We believe our advanced manufacturing technologies, coupled with our broad engineering capabilities, give us the ability to identify opportunities to improve our customers' manufacturing processes and provide meaningful production cost benefits. We have also developed a series of customized software tools that we believe provide us with a specialized ability to manage the unique aspects of low-volume, high-mix production.
- ***Customizable Factory-Within-a-Factory Production Environment:*** We offer our customers exclusive engineering teams and manufacturing space for production. We call this concept of segregating production by customer a "factory-within-a-factory." We believe our approach enhances intellectual property protection and provides greater opportunities to reduce cost and improve time to market of our customers' products.
- ***Vertical Integration Targeting Customized Optics and Glass:*** We believe our capabilities in the design and fabrication of high-value customized optics and glass are complementary to our manufacturing services. Specifically, these capabilities enable us to strategically align our business to our customers' needs by streamlining our customers' product development process and reducing the number of suppliers in our customers' manufacturing supply chains. Also, we use these customized optics and glass products in certain of the components, modules and subsystems we manufacture,

which enables us to shorten time to market and reduce the cost for our customers. We believe this level of vertical integration positions us to capitalize on further opportunities to cross-sell our design and fabrication capabilities.

- ***Turn-Key Supply Chain Management:*** We have created a proprietary set of automated manufacturing resources planning tools designed specifically to address the unique inventory management demands of "low-volume, high-mix" manufacturing. Over the years, we have developed strong relationships with thousands of suppliers and implemented inventory management strategies with many suppliers, which enables us to obtain inventory on an as-needed basis and provide on-site stocking programs. We believe our expertise and capabilities in supply chain and materials management often allows us to further reduce costs and cycle times for our customers.

Our Growth Strategy

The key elements of our growth strategy are to:

- ***Strengthen Our Presence in the Optical Communications Market:*** We believe we are a leader in manufacturing products in the optical communications market. The optical communications market is growing rapidly, driven by the growth in demand for network bandwidth. We believe this trend will continue to increase the demand for the products that we manufacture. We continue to invest resources in advanced process and packaging technologies to support the manufacture of the next generation of complex optical products.
- ***Leverage Our Technology and Manufacturing Capabilities to Continue to Diversify Our End-Markets:*** We intend to use our technological strengths in precision optical and electro-mechanical manufacturing, advanced packaging and process design engineering to continue our diversification into industrial lasers, sensors and other select markets that require similar capabilities.
- ***Continue to Extend Our Customized Optics and Glass Vertical Integration:*** We will continue to extend our vertical integration into customized optics and glass in order to gain greater access to key components used in the complex products we manufacture as well as to continue our diversification into new markets. We believe our customized optics and glass capabilities are highly complementary to our optical and electro-mechanical manufacturing services, and we intend to continue to market these products to our existing manufacturing services customers. In addition, we intend to continue our focus on customized optics and glass through further investment into research and development, as well as through potential acquisitions in what remains a highly fragmented market.
- ***Broaden Our Client Base Geographically:*** Our manufacturing services are incorporated into products that are distributed in markets worldwide, but we intend to further build out our client base in strategic regions. We intend to focus on expanding our client base in Europe, Asia-Pacific and the United States. We believe these regions have a large and robust optics market and would benefit from our precision optical and electromechanical manufacturing services.

Service Offerings

We offer integrated precision optical, electro-mechanical and electronic manufacturing services and customized optics and glass fabrication services for our OEM customers.

Precision Optical, Electro-Mechanical and Electronic Manufacturing Services

Process Design and Engineering

We continuously analyze our customer's product designs for cost and manufacturability improvements. We perform detailed design for manufacturability studies and design of experiments to assist in optimizing a product's design for the lowest cost possible without compromising the quality specifications of form, fit and function. In the case of a new product design, we may assist in assembling one or more prototype products using the same production line and the same engineering and manufacturing teams that would be used for product qualification and volume production. We often transfer production from a customer's internal prototype or production lines to our own facilities, requiring a copy-exact: the set up of a production process identical to the one used by our customer to minimize the number of variables and expedite qualification.

Advanced Optical Packaging

We have a dedicated team of experienced engineers supporting our advanced optical packaging development capabilities. These highly qualified engineers work closely with our customers to understand the development requirements of their new products and assist them to build prototypes, as well as devise the plans to ramp volume production of the same products. We maintain an up to date roadmap for the packaging requirements of our customers and the industry in general. Our advanced packaging team develops and maintains generic recipes that are readily available to be tailored and refined for the specific new applications of our customers, which helps to further accelerate prototype development and delivery time.

Qualifications

Production line and environmental qualifications require a variety of process engineering and technical skills, and the use of specialized equipment. Many of the products that we produce for our customers require extensive environmental and reliability qualification involving, in some cases, a three to six months or longer duration prior to volume production. The qualification phase may include a customer's certification of a production line or process and one or a series of qualification tests for mechanical integrity and environmental endurance as specified by an industry standards organization, such as Telcordia for telecommunication equipment.

Continuous Improvement and Optimization

Once we have completed the qualification phase and stabilized production yields, we shift our focus to cost and quality optimization. This requires a close working relationship with our customer to optimize processes and identify alternative sources for materials to improve efficiency, yields and cost. Design and process improvements may include reducing the number of parts, simplifying the assembly process, eliminating non-value add operations, using standard materials and optimizing manufacturing lines.

Supply Chain and Inventory Management

Our expertise in supply chain and materials management often allows us to further reduce costs and cycle times for our customers. Our procurement and materials management services include planning, purchasing, expediting, warehousing and financing materials from thousands of suppliers. We have created a proprietary set of automated manufacturing resources planning tools to manage our inventory. We have also implemented inventory management strategies with certain suppliers that enable us to use inventory on an as-needed basis and provide on-site stocking programs.

Quality Control

We believe the integration of our manufacturing and test controls, quality systems, and software platforms contribute significantly to our ability to deliver high-quality products on a consistent basis and reduce the risk that we will be required to repair or replace defective products. Our manufacturing execution system (MES) is directly integrated with our test system and enterprise resource planning (ERP) database allowing us to respond to any process deviations in real time. We work with customers to develop product-specific test strategies. We also provide a variety of test management services, including material and process testing and reliability testing. In addition to providing yield, manufacturing data tracking and other information, our data tracking system also performs process route checking to ensure that the products follow correct process steps, and the test results meet all specified criteria. Our test capabilities include traditional printed-circuit board assembly (PCBA) testing, mechanical testing and optical testing, which includes parametric testing, such as insertion loss, return loss and extinction ratio, and functional testing (e.g., bit error ratio).

Customized Glass and Crystal Optics Fabrication

We design and fabricate our own customized glass and crystal optics, which are core components of the higher level assemblies that we manufacture for our customers. Our fabrication facilities are located in Fuzhou, China and Mountain Lakes, New Jersey. Our customized glass and crystal optics products include the following:

- *Fiber Optic Ferrules and Alignment Sleeves; Fiber Optic Substrates; Precision Glass Tubing, Precision Capillaries and Rods:* These single bore and multi-bore products, in various shapes and dimensions, are used principally in optical communications, medical and industrial applications.
- *Laser Optics:* Includes crystals (such as YVO4, Nd: YVO4, Cr: YAG, and BBO), optics, high reflectivity mirrors, lenses, prisms and windows used in laser applications.
- *Medical Optics:* Includes mirrors, lenses, filters, waveplates, windows, and prisms incorporated into various medical equipment products.
- *Storage Optics:* Includes mirrors, polarizing beam splitters or PBS, and waveplates incorporated into optical storage products.
- *Surveying Optics:* Includes penta prisms, corner cubes, and T-Windows incorporated into precision surveying products.
- *Telecom Optics:* Includes lenses (such as spherical, C-lens and cylindrical), waveplates, mirrors, prisms, filters and YVO4 crystals used for telecommunications applications.
- *Telecommunication Subassemblies:* Includes fiber pigtails (both single and dual), assemblies and collimators used in many fiber optic components such as isolators, circulators, optical switches and three-port filters.

Technology

Based on our experience with customers and our qualitative assessment of our capabilities, we believe we provide a broader array of process technologies to the optics industry than any other manufacturing services provider. We also continue to invest in customized optics and glass technology including in the areas of crystal growth, crystal and glass processing, optical coating, polishing and lapping, optical assemblies and precision glass drawing. We intend to continue to increase our process engineering capabilities and manufacturing technologies to extend our product portfolio and continue to gain market share in the optics industry.

Our internally developed and licensed technologies include the following:

- *Advanced Optical Packaging:* We have extensive experience in developing manufacturing processes and performing value engineering to improve our customers' product performance, quality, reliability and manufacturing yields. In many cases, we partner with our customers to develop custom manufacturing solutions for their optics products.
- *Reliability Testing:* Our reliability laboratory enables us to test the degree to which our results and specifications conform to our customers' requirements. Through the reliability laboratory, we are able to perform most of the tests required by industry standards, including damp heat, thermal aging, thermal shock, temperature cycling, shock and vibration, accelerated life testing and stress screening. The reliability laboratory is critical to verification of root cause failure analysis.
- *Optical and Mechanical Material and Process Analysis:* Our in-house material and process laboratory analyzes materials to support incoming inspection, process development, process monitoring, failure analysis and verification of compliance with the applicable environmental standards.
- *Precision Optical Fiber and Electro-Mechanical Assembly:* We have extensive experience in precision optical and electro-mechanical assemblies in clean room environments, clean room control discipline, cleaning technologies and electro-static discharge (ESD) protection.

- *Fiber Metallization and Lensing:* We use our fiber metallization and fiber lensing capabilities to assist our customers in packaging their products. Many optical component package designs require metallized fiber and some designs also require lensing at the tip of the fiber. We have in-house capabilities that enable us to produce these products at a low cost, with short lead times and high quality.

- *Fiber Handling and Fiber Alignment:* The technique with which optical fiber is handled can have a significant impact on the functionality and reliability of optics products due to the risk of damage or flaws introduced to the fiber surface or micro-cracks to the core of the fiber, which may impact alignment or signal quality, among other things. We have implemented a number of techniques to avoid stressing or otherwise damaging fiber during stripping, cleaving and connectorization. Such techniques are also designed to achieve optimal alignment of fiber during these processes.

- *Optical Testing:* We have the capability to perform parametric and functional tests for a wide variety of optical devices. In many cases, we are also able to help our customers develop their own proprietary software and test fixtures.

- *Crystal Growth and Processing:* Our crystal growth technology produces non-linear optical crystals and crystals used in laser applications. Our processing capabilities include dicing, grinding, polishing and inspection with high dimension, tolerance and surface quality.

- *Precision Glass Drawing:* We have developed the specialized capabilities necessary to draw precision structures within tight tolerances using borosilicate, clear fused quartz and synthetic fused silica glass. Using these processes, we produce customized rectangular and circular glass tubes and rods in various configurations and with multiple bores that are accurately drawn in precise locations within the tubing. These tubes can be sliced into thin wafers for use in various applications, such as ultra-filtration of bacteria, micro-organism counting, and identification of organisms and substances. These tubes can also be cut into larger lengths to produce ferrules and sleeves for use in fiber optic communications components.

- *Optical Coating:* We provide a wide variety of coating from simple single layer anti-reflection coatings to complex multi-layer stacks. The types of coating we provide include anti-reflection, partial reflection and high reflection.

We continuously invest in new and optimized processes to accommodate the next generation of optical devices, such as optical packaging, anti-reflective coating and printed circuit board technologies. We believe many of these manufacturing processes and technologies will be key to developing and commercializing the next generation of optical devices, which may include multi-function passive optics and photonic integrated circuits (which are devices, such as optical line transmitters, that incorporate various optical components and modules into a packaged chip), receivers integrated with an optical amplifier, and active optical cabling. We also anticipate our customers will continue to desire our vertically integrated capabilities, designing customized optics and glass to be incorporated into optical components, modules and complete network or laser systems.

Customers, Sales and Marketing

The optical communications market we serve is highly concentrated. Therefore, we expect that the majority of our total revenues will continue to come from a limited number of customers. During fiscal 2012 and fiscal 2011, we had three customers and four customers, respectively, that each contributed 10% or more of our total revenues, and such customers together accounted for 47% and 58%, respectively, of our total revenues during the periods.

The production of optics devices is characterized by a lengthy qualification process. In particular, the qualification and field testing of the products that we produce for our customers may take three to six months or longer to complete. Generally, we must qualify our production process with our customers, and the products that we manufacture must also meet the product quality requirements of our customers' customers. While most of our customers do not purchase our services until they qualify the services and satisfactorily complete factory audits and vendor evaluations, we typically produce a test run of their products to demonstrate that the products we produce will meet their qualification standards in advance of receiving an order. As part of this process, our engineers work closely with the customer's design and procurement teams. We believe that the rigorous product transfer and qualification processes, and the close relationships that we develop with our customers during those processes, results in greater visibility into product life cycles and longer-term customer engagements.

Backlog

We are substantially dependent on orders we receive and fill on a short-term basis. Although we often receive a 12-month forecast from our customers, our customer contracts do not provide any assurance of future sales, and sales are typically made pursuant to individual purchase orders that have short lead times and are subject to revision or cancellation. Because of the possibility of changes in delivery or acceptance schedules, cancellations of orders, returns or price reductions, we do not believe that backlog is a reliable indicator of our future revenues.

Suppliers of Raw Materials

Our manufacturing operations use a wide variety of optical, semiconductor, mechanical and electronic components, assemblies and raw materials. We generally purchase materials from our suppliers through standard purchase orders, as opposed to long-term supply agreements. We rely on sole-source suppliers for a number of critical materials. Some of these sole-source suppliers are small businesses, which presents risks to us based on their financial health and reliability, which we continually monitor. We have historically experienced supply shortages for various reasons, including reduced yields by our suppliers, which have prevented us from manufacturing products for our customers in a timely manner. While we continually undertake programs to ensure the long-term availability of raw materials, there can be no assurance that we will be successful in doing so or that we will not be subject to future supply constraints.

Quality

We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of enhanced statistical engineering techniques and other tools to improve product and service quality. In addition, we generally offer a warranty ranging from one to five years on the products that we assemble. Generally, this warranty is limited to our workmanship and our liability is capped at the price of the product.

Our quality management systems help to ensure that the products we provide to our customers meet or exceed industry standards. We maintain the following certifications: ISO9001 for Manufacturing Quality Management Systems; ISO14001 for Environmental Management Systems; TL9000 for Telecommunications Industry Quality Certification; ISO/TS16949 for Automotive Industry Quality Certification; ISO13485 for Medical Devices Industry Quality Certification; AS9100 for Aerospace Industry Quality Certification; and OHSAS18001 for Occupational Health and Safety Management Systems. We also maintain compliance with various additional standards imposed by the U.S. Food and Drug Administration, or FDA, with respect to the manufacture of medical devices.

In addition to these standards, we are committed to the deployment of sustainable manufacturing, lean initiatives and continuous improvement throughout our operations. The implementation of lean manufacturing initiatives helps improve efficiency and reduce waste in the manufacturing process in areas such as inventory on hand, set up times and floor space and the number of people required for production, while Kaizen and Six Sigma ensures continuous improvement by reducing process variation.

Competition

Although the manufacturing services market is highly competitive, there are significant barriers to entry in our existing and target markets, including the lengthy sales cycle, the need to demonstrate complex precision optical and electro-mechanical engineering and manufacturing capabilities to a prospective customer and the ability to protect a customer's intellectual property.

Our overall competitive position depends upon a number of factors, including:

- our manufacturing technologies and capacity;
- the quality of our manufacturing processes and products;
- our supply chain tools and data management systems;
- our ability to safeguard and protect our customers' intellectual property;
- our engineering and prototyping capabilities;
- our ability to strengthen and broaden our engineering services and know-how to participate in the growth of emerging technologies;
- our ability to deliver on-time;
- cost; and
- our responsiveness and flexibility.

Competitors in the market for optical manufacturing services include Sanmina-SCI Corporation, Hon Hai Precision Industry Co. Ltd. (Foxconn Technology Group), Celestica Inc., Venture Corporation Limited and Oplink Communications, Inc., as well as the internal manufacturing capabilities of our customers. Our customized optics and glass operations face competition from companies such as Alps Electric Co., Ltd., Browave Corporation, Fujian Castech Crystals, Inc., Research Electro-Optic, Inc. and Photop Technologies, Inc.

Intellectual Property

Our success depends, in part, on our ability to protect our customers' intellectual property. We license various technologies from our customers on a non-exclusive, royalty-free, non-transferable basis for the sole purpose of allowing us to manufacture products for those customers in accordance with their specifications. We have no rights to disclose, use, sublicense or sell this licensed technology for any other purpose. The duration of these licenses is limited to the duration of the underlying supply or manufacturing agreement. To meet the demands of certain customers, we created a factory-within-a-factory manufacturing environment. Some customers, for example, demand anonymity at our facilities while other customers require additional security measures such as biometric devices to safeguard their segregated manufacturing areas.

We regard our own manufacturing process technologies and customized optics and glass designs as proprietary intellectual property. We own any process engineering technology independently developed in-house by our technical staff. As part of our manufacturing services, to the extent we utilize our own manufacturing process technologies in the manufacture of our customers' products, we grant our customers a royalty-free license to these process engineering technologies for the purpose of allowing our customers to make their products. Any process engineering or other improvements that we develop in connection with the improvement or optimization of a process for the manufacturing of a customer's products are immediately assigned to that customer. To protect our proprietary rights, we rely largely upon a combination of trade secrets, non-disclosure agreements and internal security systems. Historically, patents have not played a significant role in the protection of our proprietary rights. Nevertheless, we currently have a relatively small number of solely-owned and jointly-held PRC patents in various customized optic technologies with expiration dates between 2013 and 2029. We believe that both our evolving business practices and industry trends may result in the continued growth of our patent portfolio and its importance to us, particularly as we expand our business.

Environmental Regulation

We are subject to a variety of international and U.S. laws and other legal requirements relating to the use, disposal, clean-up of and human exposure to, hazardous materials. To date, such laws and regulations have not materially affected our business. We do not anticipate any material capital expenditures for environmental control facilities for the foreseeable future. While to date we are not aware of any material exposures, there can be no assurance that environmental matters will not arise in the future or that costs will not be incurred with respect to sites as to which no problem is currently known.

Social Responsibility

Our corporate social responsibility practices focus on creating better social, economic and environmental outcomes for all stakeholders in the global electronics supply chain. These outcomes include: improved conditions for workers, increased efficiency and productivity for customers and suppliers, economic development, and a clean environment for our communities. We are committed to implementing programs that focus on driving continuous improvements in social, ethical, and environmental compliance throughout all of our global operating units in accordance with our Code of Business Conduct. As a guide to achieve this end, we look at principles, policies and standards as prescribed by the Electronics Industry Citizenship Coalition ("EICC"), an association of global electronics companies whose mission is to enable companies to improve the social and environmental conditions in the global supply chain. Fabrinet is an applicant member of the EICC.

Corporate Structure

We were organized under the laws of the Cayman Islands in August 1999 and commenced our business operations in January 2000. We have seven subsidiaries. All of these subsidiaries, other than our Thai subsidiary, Fabrinet Co., Ltd., are wholly- owned. We own over 99.99% of Fabrinet Co., Ltd., and Mr. Tom Mitchell, our chief executive officer and chairman of the board of directors, and certain of his family members own the remainder. We incorporated Fabrinet Co., Ltd. and Fabrinet USA, Inc. in 1999. We incorporated FBN New Jersey Manufacturing, Inc. (or Vitrocom) and acquired Fabrinet China Holdings and CASIX, Inc. in 2005. We incorporated Fabrinet Pte. Ltd. in 2007 and Fabrinet AB in 2010.

As the parent company, we enter into contracts directly with our customers, and have entered into various inter-company agreements with some of our subsidiaries, while Casix and Vitrocom each enter into contracts or purchase orders directly with their customers. We have inter-company agreements with Fabrinet Co., Ltd., our Thai subsidiary, and Vitrocom, our New Jersey subsidiary (which is incorporated in Delaware), whereby each provides manufacturing services to us. We also have inter-company agreements with our California, Singapore and Swedish subsidiaries to provide us with certain administrative and business development services.

Employees

As of June 29, 2012, we had approximately 5,220 full-time employees located in Thailand, the PRC, North America and Europe. As of June 29, 2012, we had approximately 4,260 full-time employees located in Thailand, approximately 4,110 of whom were engaged in manufacturing operations and 150 of whom were engaged in general and administrative functions. As of June 29, 2012, we had approximately 920 full-time employees located in the PRC, approximately 860 of whom were engaged in manufacturing operations and 60 of whom were engaged in general and administrative functions. As of June 29, 2012, we had approximately 40 full-time employees located in the United States, approximately 30 of whom were engaged in manufacturing operations and 10 of whom were engaged in general and administrative functions. As of June 29, 2012, we had 2 full-time employees located in Europe, both of whom were engaged in business development activities. None of our employees are represented by a labor union. We have not experienced any work stoppages, slowdowns or strikes. We consider our relations with our employees to be good.

Available Information

Our website is located at www.fabrinet.com. The information posted on our website is not incorporated into this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through the "Investors" section of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission (SEC). You may also access all of our public filings through the SEC's website at www.sec.gov. Further, a copy of this Annual Report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

ITEM 1A. RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risks and all other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes, before investing in our ordinary shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition and results of operations could be materially harmed. In that case, the trading price of our ordinary shares could decline, and you may lose some or all of your investment.

Risks Related to Our Business

Severe flooding in Thailand in October and November 2011 resulted in the suspension of production at our Thailand facilities, which has had and will continue to have a material and adverse effect on our business, financial condition and results of operations in the near-term and potentially beyond.

The consequences of the October and November flooding in Thailand and cessation of production in our Chokchai manufacturing facilities have adversely affected and will continue to adversely affect our business, results of operations and financial condition in the near-term and potentially beyond. Material risks and uncertainties include, but are not limited to, the following:

Insurance. Prior to January 1, 2012, we maintained insurance coverage that provided for reimbursement of losses resulting from flood damage. Under the terms of our policies that were in effect during the flooding, our property and casualty insurance covered loss or damage to our property and third-party property over which we have custody and control (the latter of which we refer to as consigned property), as well as losses associated with business interruption and building damage, subject to a number of exclusions and limitations (such as coinsurance, facilities location sub-limits and policy covenants). We have completed our initial assessment of losses with respect to business interruption through the third quarter of fiscal 2012, customer-owned inventory, consigned equipment from our customers, and our own inventory, equipment and facilities. We have recorded known losses in our consolidated statements of operations. We have submitted claims to our insurers for business interruption losses attributable to the effects of flooding during the second and third quarters of fiscal 2012, as well as claims for inventory losses, owned and consigned equipment losses, and damage to our buildings at Pinehurst, which we own, and Chokchai, which we leased. In the first quarter of fiscal 2013, we plan to submit a claim for business interruption losses for the three months ended June 29, 2012. We also expect to experience additional business interruption losses during the first quarter of fiscal 2013, and therefore expect to submit an additional claim for such losses in the second quarter of fiscal 2013. A number of exclusions and limitations in our policies (such as coinsurance, facilities location sub-limits and policy covenants) may reduce the aggregate amount that we will ultimately collect for our losses. In addition, our insurers could reject the valuation methodologies we have used to estimate our losses and apply different valuation methodologies, which could also reduce our aggregate recovery amount. Even if we do ultimately recover material amounts from our insurers, there may be a substantial delay between when we pay for flood-related expenses and when we receive proceeds from our insurers as reimbursement for these expenses, which could adversely affect our cash flows and liquidity. The insurance claims process has required a significant amount of time from management, and we expect this to continue until the claims process has been resolved. Further, as a result of the flooding in Thailand, our property and casualty insurance premiums have risen dramatically in connection with our 2012 annual renewals.

Customers. We continue to have discussions with our customers regarding the valuation of the consigned property that was damaged as a result of the flooding and who bears the responsibility for such losses of consigned property. In some cases, there may be material differences between our assessments and our customers' assessments on the matters of valuation and responsibility. Some customers may choose not to reengage with us simply because of the fear of future flooding in Thailand. Other customers may be so reliant on us for their manufacturing capabilities that the suspension of our operations may have materially and adversely affected their own businesses, which could potentially lead to customer bankruptcies or liquidations. Customer bankruptcies or liquidations would mean less revenue for us and could also require us to write off any accounts receivable and inventory associated with those customers. Other customers may simply walk away from their obligations to pay us for equipment, inventory and finished goods for which we feel that they have a contractual obligation to us or may delay payment of amounts that they owe us for prior services rendered. The recent flooding may also make it more difficult for us to win business from new customers. These consequences would materially and adversely affect our business, financial condition and results of operations.

Suppliers. Our suppliers may not be able to supply us with materials in sufficient volumes and in a timely manner for us to satisfy our customers' demands. A number of our suppliers are located in Thailand. These Thai-based suppliers may have been materially and adversely affected by the flooding and may not be able to supply us with necessary materials in the future. Some of these suppliers could be required to file for bankruptcy or otherwise liquidate as a result of the effects of the flooding on their businesses.

Recovery and Related Charges and Expenses. We expect to continue to incur certain charges and expenses related to the recovery from the flooding of our Thailand facilities and its impact on our operations, including items such as fixed asset impairments, inventory write-downs, charges related to cancellation of purchase orders for excess materials and charges for restoration and recovery work. We have incurred a significant amount of these various flood-related charges and expenses during the fiscal year ended June 29, 2012, as further described in Note 22 to the Notes to Consolidated Financial Statements. However, we expect that we will also incur expenses and charges in future periods, and the ultimate timing of the incurrence of these future charges and expenses is uncertain.

Our sales depend on and may continue to depend on a few customers that have substantial purchasing power and leverage in negotiating contracts with us. A reduction in orders from any of these customers, the loss of any of these customers, or a customer exerting significant pricing and margin pressures on us could harm our business, financial condition and operating results.

We have depended, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our total revenues. During fiscal 2012 and fiscal 2011, we had three customers and four customers, respectively, that each contributed 10% or more of our total revenues. These customers together accounted for 47% and 58% of our total revenues, respectively, during the periods. Dependence on a limited number of customers means that a reduction in orders from, a loss of, or other adverse actions by any one of these customers could have an adverse effect on our business, operating results and share price.

Further, our customer concentration increases the concentration of our accounts receivable and our exposure to payment default by any of our key customers. Many of our existing and potential customers have substantial debt burdens, have experienced financial distress or have static or declining revenues, all of which may have been exacerbated by the impact of the flooding in Thailand. Certain of our customers have gone out of business, been acquired, or announced their withdrawal from segments of the optics market. We generate significant accounts payable and inventory for the services that we provide to our customers, which could expose us to substantial and potentially unrecoverable costs if we do not receive payment from our customers.

Reliance on a small number of customers gives those customers substantial purchasing power and leverage in negotiating contracts with us. In addition, although we enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we are awarded business under those agreements on a project-by-project basis. Some of our customers have at times significantly reduced or delayed the volume of manufacturing services that they order from us. If we are unable to maintain our relationships with our existing significant customers, our business, financial condition and operating results could be harmed.

Natural disasters, including the recent flooding in Thailand, epidemics, acts of terrorism and other political and economic developments could harm our business, financial condition and operating results.

Natural disasters, such as the October and November 2011 flooding in Thailand, where most of our manufacturing operations are located, the May 2008 earthquake in Sichuan, China, and the March 2011 tsunami in Japan, could severely disrupt our manufacturing operations and increase our supply chain costs. These events, over which we have little or no control, could cause a decrease in demand for our services, make it difficult or impossible for us to manufacture and deliver products and for our suppliers to deliver components allowing us to manufacture those products, require large expenditures to repair or replace our facilities, or create delays and inefficiencies in our supply chain. For example, the October and November 2011 flooding in Thailand forced us to temporarily shut down all of our manufacturing facilities in Thailand. This disruption adversely affected our ability to meet our customers' demands during fiscal 2012 and will continue to adversely affect our business for the three months ending September 31, 2012 and possibly beyond. In some countries in which we operate, including the PRC and Thailand, potential outbreaks of infectious diseases such as the H1N1 influenza virus, severe acute respiratory syndrome (SARS) or bird flu could disrupt our manufacturing operations, reduce demand for our customers' products and increase our supply chain costs. In addition, increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, conflicts in the Middle East and Asia, strained international relations arising from these conflicts and the related decline in consumer confidence and economic weakness, may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations and the operations of our customers and suppliers, and may affect the availability of materials needed for our manufacturing services. Such events may also disrupt the transportation of materials to our manufacturing facilities and finished products to our customers. These events have had, and may continue to have, an adverse impact on the U.S. and world economy in general, and customer confidence and spending in particular, which in turn could adversely affect our total revenues and operating results. The impact of these events on the volatility of the U.S. and world financial markets also could increase the volatility of the market price of our ordinary shares and may limit the capital resources available to us, our customers and our suppliers.

We are not fully insured against all potential losses. Natural disasters or other catastrophes could adversely affect our business, financial condition and results of operations.

The occurrence of one or more natural disasters, such as tropical storms and floods, in Thailand, where most of our manufacturing operations are located, could adversely affect our operations and financial performance. Any losses that we would incur could have a material adverse effect on our business for an indeterminate period of time.

Our current property and casualty insurance, effective January 1, 2012, covers loss or damage to our property and third-party property over which we have custody and control, as well as losses associated with business interruption, subject to specified exclusions and limitations such as coinsurance, facilities location sub-limits and other policy limitations and covenants. This includes flood insurance for equipment and inventory with an aggregate limit of $120 million. Even with insurance coverage, natural disasters or other catastrophic events, including acts of war, could cause us to suffer substantial losses in our operational capacity and could also lead to a loss of opportunity and to a potential adverse impact on our relationships with our existing customers resulting from our inability to produce products for them, for which we would not be compensated by existing insurance. This in turn could have a material adverse effect on our financial condition and results of operations.

If the optical communications market does not expand as we expect, our business may not grow as fast as we expect, which could adversely impact our business, financial condition and operating results.

Our future success as a provider of precision optical, electro-mechanical and electronic manufacturing services for the optical communications market depends on the continued growth of the optics industry and, in particular, the continued expansion of global information networks, particularly those directly or indirectly dependent upon a fiber optics infrastructure. As part of that growth, we anticipate that demand for voice, video, text and other data services delivered over high-speed connections (both wired and wireless) will continue to increase. Without network and bandwidth growth, the need for enhanced communications products would be jeopardized. Currently, demand for network services and for broadband access, in particular, is increasing but growth may be limited by several factors, including, among others: (i) relative strength or weakness of the global economy or certain countries or regions, (ii) an uncertain regulatory environment, and (iii) uncertainty regarding long-term sustainable business models as multiple industries, such as the cable, traditional telecommunications, wireless and satellite industries, offer competing content delivery solutions. The optical communications market also has experienced periods of overcapacity, some of which have occurred even during periods of relatively high network usage and bandwidth demands. If the factors described above were to slow, stop or reverse the expansion in the optical communications market, our business, financial condition and operating results would be negatively affected.

If we are unable to continue diversifying our precision optical and electro-mechanical manufacturing services across other markets within the optics industry, such as the semiconductor processing, biotechnology, metrology and material processing markets, our business may not grow as fast as we expect.

We intend to continue diversifying across other markets within the optics industry, such as the semiconductor processing, biotechnology, metrology and material processing markets, to reduce our dependence on the optical communications market and to grow our business. Currently, the optical communications market contributes the majority of our revenues. There can be no assurance that our efforts to further expand and diversify into other markets within the optics industry will prove successful. In the event that the opportunities presented by these markets prove to be less than anticipated, if we are less successful than expected in diversifying into these markets, or if our margins in these markets prove to be less than expected, our growth may slow or stall, and we may incur costs that are not offset by revenues in these markets, all of which could harm our business, financial condition and operating results.

We face significant competition in our business. If we are unable to compete successfully against our current and future competitors, our business, financial condition and operating results could be harmed.

Our current and prospective customers tend to evaluate our capabilities against the merits of their internal manufacturing as well as the capabilities of third-party manufacturers. We believe the internal manufacturing capabilities of current and prospective customers are our primary competition. This competition is particularly strong when our customers have excess manufacturing capacity, as was the case when the markets that we serve experienced a downturn from 2001 through 2004 and again in 2008 and 2009, that resulted in underutilized capacity. Many of our potential customers continue to have excess manufacturing capacity at their facilities. In addition, as a result of the October and November 2011 flooding in Thailand, some of our customers began manufacturing products internally or using other third-party manufacturers that were not affected by the flooding. If our customers choose to manufacture products internally rather than to outsource production to us, or choose to outsource to a third-party manufacturer, our business, financial condition and operating results could be harmed.

Competitors in the market for optical manufacturing services include Sanmina-SCI Corporation, Hon Hai Precision Industry Co. Ltd. (Foxconn Technology Group), Celestica Inc., Venture Corporation Limited and Oplink Communications, Inc. Our customized optics and glass operations face competition from companies such as Alps Electric Co., Ltd., Browave Corporation, Fujian Castech Crystals, Inc., Research Electro-Optic, Inc. and Photop Technologies, Inc. Other existing contract manufacturing companies, original design manufacturers or outsourced semiconductor assembly and test companies could also enter our target markets. In addition, we may face more competitors as we attempt to penetrate new markets.

Many of our customers and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater resources than we have. These advantages may allow them to devote greater resources than we can to the development and promotion of service offerings that are similar or superior to our service offerings. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies or offer services that achieve greater market acceptance than ours. These competitors may also compete with us by making more attractive offers to our existing and potential employees, suppliers and strategic partners. Further, consolidation in the optics industry could lead to larger and more geographically diverse competitors. New and increased competition could result in price reductions for our services, reduced gross profit margins or loss of market share. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may harm our business, financial condition and operating results.

Cancellations, delays or reductions of customer orders and the relatively short-term nature of the commitments of our customers could harm our business, financial condition and operating results.

We do not typically obtain firm purchase orders or commitments from our customers that extend beyond 13 weeks. While we work closely with our customers to develop forecasts for periods of up to one year, these forecasts are not fully binding and may be unreliable. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. Any material delay, cancellation or reduction of orders could cause our revenues to decline significantly and could cause us to hold excess materials. Many of our costs and operating expenses are fixed. As a result, a reduction in customer demand could decrease our gross profit and harm our business, financial condition and operating results.

In addition, we make significant decisions, including production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimate of our customers' requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of our customers. Inability to forecast the level of customer orders with certainty makes it difficult to allocate resources to specific customers, order appropriate levels of materials and maximize the use of our manufacturing capacity. This could also lead to an inability to meet a spike in production demand, all of which could harm our business, financial condition and operating results.

Our quarterly revenues, gross profit margins and operating results have fluctuated significantly and may continue to do so in the future, which may cause the market price of our ordinary shares to decline or be volatile.

Our quarterly revenues, gross profit margins, and operating results have fluctuated significantly and may continue to fluctuate significantly in the future. Therefore, we believe that quarter-to-quarter comparisons of our operating results may not be useful in predicting our future operating results. You should not rely on our results for one quarter as any indication of our future performance. Quarterly variations in our operations could result in significant volatility in the market price of our ordinary shares.

Our exposure to financially troubled customers or suppliers could harm our business, financial condition and operating results.

We provide manufacturing services to companies, and rely on suppliers, that have in the past and may in the future experience financial difficulty, particularly in light of recent conditions in the credit markets and the overall economy that affected access to capital and liquidity. As a result, we devote significant resources to monitor receivables and inventory balances with certain of our customers. If our customers experience financial difficulty, we could have difficulty recovering amounts owed to us from these customers, or demand for our services from these customers could decline. If our suppliers experience financial difficulty, we could have trouble sourcing materials necessary to fulfill production requirements and meet scheduled shipments. Any such financial difficulty could adversely affect our operating results and financial condition by resulting in a reduction in our revenues, a charge for inventory write-offs, a provision for doubtful accounts, and an increase in working capital requirements due to increases in days in inventory and in days in accounts receivable.

Fluctuations in foreign currency exchange rates and changes in governmental policies regarding foreign currencies could increase our operating costs, which would adversely affect our operating results.

Volatility in the functional and non-functional currencies of our entities and the U.S. dollar could seriously harm our business, financial condition and operating results. The primary impact of currency exchange fluctuations is on our cash, receivables and payables of our operating entities. We may experience significant unexpected expenses from fluctuations in exchange rates.

Our customer contracts generally require that our customers pay us in U.S. dollars. However, the majority of our payroll and other operating expenses are paid in Thai baht. As a result of these arrangements, we have significant exposure to changes in the exchange rate between the Thai baht and the U.S. dollar, and our operating results are adversely impacted when the U.S. dollar depreciates relative to the Thai baht and other currencies. We have experienced such depreciation in the U.S. dollar as compared to the Thai baht, and our results have been adversely impacted by this fluctuation in exchange rates. For example, from June 25, 2010 to June 29, 2012, the U.S. dollar lost approximately 1.9% of its value against the Thai baht. We cannot guarantee that the depreciation of the U.S. dollar against the Thai baht will not continue. Further, while we attempt to hedge against certain exchange rate risks, we typically enter into hedging contracts with durations of one to three months, leaving us exposed to longer term changes in exchange rates.

Also, we have significant exposure to changes in the exchange rate between the RMB and the U.S. dollar. The expenses of our PRC subsidiary are denominated in RMB. Currently, RMB are convertible in connection with trade- and service-related foreign exchange transactions, foreign debt service and payment of dividends. The PRC government may at its discretion restrict access in the future to foreign currencies for current account transactions. If this occurs, our PRC subsidiary may not be able to pay us dividends in U.S. dollars without prior approval from the PRC State Administration of Foreign Exchange. In addition, conversion of RMB for most capital account items, including direct investments, is still subject to government approval in the PRC. This restriction may limit our ability to invest the earnings of our PRC subsidiary. As of June 29, 2012, the U.S. dollar had depreciated approximately 6.5% against the RMB since June 25, 2010. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy. Any further and more significant appreciation in the value of the RMB against the U.S. dollar could negatively impact our operating results.

We purchase some of the critical materials used in certain of our products from a single source or a limited number of suppliers. Supply shortages have in the past, and could in the future, impair the quality, reduce the availability or increase the cost of materials, which could harm our revenues, profitability and customer relations.

We rely on a single source or a limited number of suppliers for critical materials used in a significant number of the products we manufacture. We generally purchase these single or limited source materials through standard purchase orders and do not maintain long-term supply agreements with our suppliers. We generally use a rolling 12 month forecast based on anticipated product orders, customer forecasts, product order history, backlog, and warranty and service demand to determine our materials requirements. Lead times for the parts and components that we order vary significantly and depend on factors such as manufacturing cycle times, manufacturing yields and the availability of raw materials used to produce the parts or components. Historically, we have experienced supply shortages resulting from various causes, including reduced yields by our suppliers, which prevented us from manufacturing products for our customers in a timely manner. Our revenues, profitability and customer relations could be harmed by a stoppage or delay of supply, a substitution of more expensive or less reliable parts, the receipt of defective parts or contaminated materials, an increase in the price of supplies, or an inability to obtain pricing reduction in price from our suppliers in response to competitive pressures.

We continue to undertake programs to strengthen our supply chain. Nevertheless, we are experiencing, and expect for the foreseeable future to continue to experience, strain on our supply chain and periodic supplier problems. We have incurred, and expect to continue to incur for the foreseeable future, costs to address these problems.

Managing our inventory is complex and may require write-downs due to excess or obsolete inventory, which could cause our operating results to decrease significantly in a given fiscal period.

Managing our inventory is complex. We are generally required to procure material based upon the anticipated demand of our customers. The inaccuracy of these forecasts or estimates could result in excess supply or shortages of certain materials. Inventory that is not used or expected to be used as and when planned may become excess or obsolete. Generally, we are unable to use most of the materials purchased for one of our customers to manufacture products for any of our other customers. Additionally, we could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which would increase costs and could harm our business, financial condition and operating results. While our agreements with customers are structured to mitigate our risks related to excess or obsolete inventory, enforcement of these provisions may result in material expense and delay in payment for inventory. If any of our significant customers becomes unable or unwilling to purchase inventory or does not agree to such contractual provisions in the future, our business, financial condition and operating results may be harmed.

We conduct operations in a number of countries, which creates logistical and communications challenges for us and exposes us to other risks that could harm our business, financial condition and operating results.

The vast majority of our operations, including manufacturing and customer support, are located primarily in the Asia-Pacific region. The distances between Thailand, the PRC and our customers and suppliers globally, create a number of logistical and communications challenges for us, including managing operations across multiple time zones, directing the manufacture and delivery of products across significant distances, coordinating the procurement of raw materials and their delivery to multiple locations and coordinating the activities and decisions of our management team, the members of which are based in different countries.

Our customers are located throughout the world. Total revenues from the bill to location of customers outside of North America accounted for 51.7%, 56.4% and 50.0% of our total revenues for fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Excluding the impact of the recent flooding in Thailand on our business, we expect that total revenues from the bill to location of customers outside of North America will continue to account for a significant portion of our total revenues. Our customers also depend on international sales, which further exposes us to the risks associated with international operations. In addition, our international operations and sales subject us to a variety of domestic and foreign trade regulatory requirements.

Political unrest and demonstrations, as well as changes in the political, social, business or economic conditions in Thailand, could harm our business, financial condition and operating results.

The majority of our assets and manufacturing operations are located in Thailand. Therefore, political, social, business and economic conditions in Thailand have a significant effect on our business. As of April 24, 2012, Thailand was assessed as a high political risk by AON Political Risk, a risk management, insurance and consulting firm. Any changes to tax regimes, laws, exchange controls or political action in Thailand may harm our business, financial condition and operating results.

In September 2006, Thailand experienced a military coup that overturned the existing government, and in 2008, political unrest and demonstrations in Bangkok sparked a series of violent incidents that resulted in several deaths and numerous injuries. In April 2009, anti-government demonstrations in Bangkok caused severe traffic congestion and numerous injuries, and in March 2010, protestors again held demonstrations calling for new elections. These demonstrations in recent years in Bangkok and other parts of Thailand, which escalated in violence through May 2010, resulted in the country's worst political violence in nearly two decades with numerous deaths and injuries, as well as destruction of property. Certain hotels and businesses in Bangkok were closed for weeks as the protestors occupied Bangkok's commercial center, and governments around the world issued travel advisories urging their citizens to avoid non-essential travel to Bangkok.

Any succession crisis in the Kingdom of Thailand could cause new or increased instability and unrest. In the event that a violent coup were to occur or the current political unrest were to worsen, such activity could prevent shipments from entering or leaving the country and disrupt our ability to manufacture products in Thailand, and we could be forced to transfer our manufacturing activities to more stable, and potentially more costly, regions. Further, the Thai government recently raised the minimum wage standards for labor and could repeal certain promotional certificates that we have received or tax holidays for certain export and value added taxes that we enjoy, either preventing us from engaging in our current or anticipated activities or subjecting us to higher tax rates. A new regime could nationalize our business or otherwise seize our assets. Future political instability such as the coup that occurred in September 2006 or the demonstrations that occurred during 2008, 2009 and 2010 could harm our business, financial condition and operating results.

We expect to continue to invest in our manufacturing operations in the PRC, which will continue to expose us to risks inherent in doing business in the PRC, any of which risks could harm our business, financial condition and operating results.

We anticipate that we will continue to invest in our customized optics manufacturing facilities located in Fuzhou, China. Because these operations are located in the PRC, they are subject to greater political, legal and economic risks than the geographies in which the facilities of many of our competitors and customers are located. In particular, the political and economic climate in the PRC (both at national and regional levels) is fluid and unpredictable. As of April 24, 2012, the PRC was assessed as a medium political risk by AON Political Risk. A large part of the PRC's economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to change further. Any changes to the political, legal or economic climate in the PRC could harm our business, financial condition and operating results.

Our PRC subsidiary is a "wholly foreign-owned enterprise" and is therefore subject to laws and regulations applicable to foreign investment in the PRC, in general, and laws and regulations applicable to wholly foreign-owned enterprises, in particular. The PRC has made significant progress in the promulgation of laws and regulations pertaining to economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, these laws and regulations are relatively new, and published cases are limited in volume and non-binding. Therefore, the interpretation and enforcement of these laws and regulations involve significant uncertainties. Laws may be changed with little or no prior notice, for political or other reasons. These uncertainties could limit the legal protections available to foreign investors. Furthermore, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management's attention.

Our business and operations would be adversely impacted in the event of a failure of our information technology infrastructure.

We rely upon the capacity, reliability and security of our information technology hardware and software infrastructure. For instance, we use a combination of standard and customized software platforms to manage, record and report all aspects of our operations and, in many instances, enable our customers to remotely access certain areas of our databases to monitor yields, inventory positions, work-in-progress status and vendor quality data. We are constantly expanding and updating our information technology infrastructure in response to our changing needs. Any failure to manage, expand and update our information technology infrastructure or any failure in the operation of this infrastructure could harm our business.

Despite our implementation of security measures, our systems are vulnerable to damages from computer viruses, natural disasters, unauthorized access and other similar disruptions. Any system failure, accident or security breach could result in disruptions to our operations. To the extent that any disruptions or security breach results in a loss or damage to our data, or inappropriate disclosure of confidential information, it could harm our business. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Consolidation in the markets we serve could harm our business, financial condition and operating results.

Consolidation in the markets we serve has resulted in a reduction in the number of potential customers for our services. For example, in April 2009, Bookham, Inc. and Avanex Corporation, both of which were our customers at the time, merged to form a new company called Oclaro, Inc. In July 2009, Newport Corporation, also our customer, acquired Oclaro's Focus photonics business, and Oclaro acquired Newport's high-power laser diode manufacturing operations. In May 2010, TE Connectivity acquired Zarlink Semiconductor's optical products business, and in January 2011, Molex Incorporated acquired the silicon photonics-based active optical cable assets of Luxtera, Inc. More recently, in July 2012, Oclaro and Opnext, Inc., both of which are our customers, merged. In some cases, consolidation among our customers has led to a reduction in demand for our services as customers acquired the capacity to manufacture products in-house.

Consolidation among our customers and their customers may continue and may adversely affect our business, financial condition and operating results in several ways. Consolidation among our customers and their customers may result in a smaller number of large customers whose size and purchasing power give them increased leverage that may result in, among other things, decreases in our average selling prices. In addition to pricing pressures, this consolidation may also reduce overall demand for our manufacturing services if customers obtain new capacity to manufacture products in-house or discontinue duplicate or competing product lines in order to streamline operations. If demand for our manufacturing services decreases, our business, financial condition and operating results could be harmed.

General economic and financial market conditions may negatively affect our business, operating results and financial condition.

The 2008 global economic crisis has caused disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy, and impacted levels of business and consumer spending. These macroeconomic developments have negatively affected and may continue to negatively affect our business, operating results and financial condition in a number of ways. For example, we experienced a 13.7% decline in our total revenues and a 25.2% decline in our net income from fiscal 2008 to fiscal 2009 as a result of these macroeconomic developments. We continue to face risks related to the slow economic recovery, including risks related to economic conditions in Europe. In addition, concerns about the potential default of various national bonds and debt backed by individual countries as well the politics impacting these, could negatively impact the U.S. and global economies and adversely affect our financial results.

Uncertainty about economic conditions poses a risk as businesses may further reduce or postpone spending in response to reduced budgets, tight credit, negative financial news and declines in income or asset values which could adversely affect our business, financial condition and results of operations. In addition, our ability to access capital markets may be restricted which could have an impact on our ability to react to changing economic and business conditions and could also adversely affect our results of operations and financial condition.

If we fail to adequately expand our manufacturing capacity, we will not be able to grow our business, which would harm our business, financial condition and operating results. Conversely, if we expand too much or too rapidly, we may experience excess capacity, which would harm our business, financial condition and operating results.

We may not be able to pursue many large customer orders or sustain our historical growth rates if we do not have sufficient manufacturing capacity to enable us to commit to provide customers with specified quantities of products. If our customers do not believe that we have sufficient manufacturing capacity, they may: (i) outsource all of their production to another source that they believe can fulfill all of their production requirements; (ii) look to a second source for the manufacture of additional quantities of the products that we currently manufacture for them; (iii) manufacture the products themselves; or (iv) otherwise decide against using our services for their new products.

We most recently expanded our manufacturing capacity at our Thailand facilities in April 2012 with the completion of Pinehurst Building 6. However, we also recently determined that we would not resume manufacturing operations at our Chokchai campus, which we leased. We may continue to devote significant resources to the expansion of our manufacturing capacity, and any such expansion will be expensive, will require management's time and may disrupt our operations. In the event we are unsuccessful in our attempts to expand our manufacturing capacity, our business, financial condition and operating results could be harmed.

However, if we expand our manufacturing capacity and are unable to promptly utilize the additional space due to reduced demand for our services, an inability to win new projects, new customers or penetrate new markets, or if the optics industry does not grow as we expect, we may experience periods of excess capacity, which could harm our business, financial condition and operating results.

We may experience manufacturing yields that are lower than expected, potentially resulting in increased costs, which could harm our business, operating results and customer relations.

Manufacturing yields depend on a number of factors, including the following:

- the quality of input, materials and equipment;
- the quality and feasibility of our customer's design;
- the repeatability and complexity of the manufacturing process;
- the experience and quality of training of our manufacturing and engineering teams; and
- the monitoring of the manufacturing environment.

Lower volume production due to continually changing designs generally results in lower yields. Manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers. In addition, our customer contracts typically provide that we will supply products at a fixed price each quarter, which assumes specific production yields and quality metrics. If we do not meet the yield assumptions and quality metrics used in calculating the price of a product, we may not be able to recover the costs associated with our failure to do so. Consequently, our operating results and profitability may be harmed.

If the products that we manufacture contain defects, we could incur significant correction costs, demand for our services may decline and we may be exposed to product liability and product warranty claims, which could harm our business, financial condition, operating results and customer relations.

We manufacture products to our customers' specifications, and our manufacturing processes and facilities must comply with applicable statutory and regulatory requirements. In addition, our customers' products and the manufacturing processes that we use to produce them are often complex. As a result, products that we manufacture may at times contain manufacturing or design defects, and our manufacturing processes may be subject to errors or fail to be in compliance with applicable statutory or regulatory requirements. Additionally, not all defects are immediately detectible. The testing procedures of our customers are generally limited to the evaluation of the products that we manufacture under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems that are unforeseeable at the time of testing or that are detected only when products are fully deployed and operated under peak stress conditions), these products may fail to perform as expected after their initial acceptance by a customer.

We generally provide a warranty of between one to two years on the products that we manufacture for our customers. This warranty typically guarantees that products will conform to our customers' specifications and be free from defects in workmanship. Defects in the products we manufacture, whether caused by a design, engineering, manufacturing or component failure or by deficiencies in our manufacturing processes and whether during or after the warranty period, could result in product or component failures, which may damage our business reputation, whether or not we are indemnified for such failures. We could also incur significant costs to repair or replace defective products under warranty, particularly when such failures occur in installed systems. In some instances, we may also be required to incur costs to repair or replace defective products outside of the warranty period in the event that a recurring defect is discovered in a certain percentage of a customer's products delivered over an agreed upon period of time. We have experienced product or component failures in the past and remain exposed to such failures, as the products that we manufacture are widely deployed throughout the world in multiple environments and applications. Further, due to the difficulty in determining whether a given defect resulted from our customer's design of the product or our manufacturing process, we may be exposed to product liability or product warranty claims arising from defects that are not our fault. In addition, if the number or type of defects exceeds certain percentage limitations contained in our contractual arrangements, we may be required to conduct extensive failure analysis, re-qualify for production or cease production of the specified products.

Product liability claims may include liability for personal injury or property damage. Product warranty claims may include liability to pay for a recall, repair or replacement of a product or component. Although liability for these claims is generally assigned to our customers in our contracts, even where they have assumed liability, our customers may not, or may not have the resources to, satisfy claims for costs or liabilities arising from a defective product. Additionally, under one of our contracts, in the event the products we manufacture do not meet the end-customer's testing requirements or otherwise fail, we may be required to pay penalties to our customer, including a fee during the time period that the customer or end-customer's production line is not operational as a result of the failure of the products that we manufacture, all of which could harm our business, operating results and customer relations. If we engineer or manufacture a product that is found to cause any personal injury or property damage or is otherwise found to be defective, we could incur significant costs to resolve the claim. While we maintain insurance for certain product liability claims, we do not maintain insurance for any recalls and, therefore, would be required to pay any associated costs that are determined to be our responsibility. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited, is not available or has not been obtained could harm our business, financial condition and operating results.

If we are unable to meet regulatory quality standards applicable to our manufacturing and quality processes for the products we manufacture, our business, financial condition or operating results could be harmed.

As a manufacturer of products for the optics industry, we are required to meet certain certification standards, including the following: ISO9001 for Manufacturing Quality Management Systems; ISO14001 for Environmental Management Systems; TL9000 for Telecommunications Industry Quality Certification; ISO/TS16949 for Automotive Industry Quality Certification; ISO13485 for Medical Devices Industry Quality Certification; AS9100 for Aerospace Industry Quality Certification; and OHSAS18001 for Occupational Health and Safety Management Systems. We also maintain compliance with various additional standards imposed by the U.S. Food and Drug Administration, or FDA, with respect to the manufacture of medical devices.

Additionally, we are required to register with the FDA and other regulatory bodies and are subject to continual review and periodic inspection for compliance with these requirements, which require manufacturers to adhere to certain regulations, including testing, quality control and documentation procedures. We hold the following additional certifications: SONY Green Partner for Environmental Management Systems and CSR-DIW for Corporate Social Responsibility in Thailand. In the European Union, we are required to maintain certain ISO certifications in order to sell our precision optical, electro-mechanical and electronic manufacturing services and we must undergo periodic inspections by regulatory bodies to obtain and maintain these certifications. If any regulatory inspection reveals that we are not in compliance with applicable standards, regulators may take action against us, including issuing a warning letter, imposing fines on us, requiring a recall of the products we manufactured for our customers, or closing our manufacturing facilities. If any of these actions were to occur, it could harm our reputation as well as our business, financial condition and operating results.

If we fail to attract additional skilled employees or retain key personnel, our business, financial condition and operating results could suffer.

Our future success depends, in part, upon our ability to attract additional skilled employees and retain our current key personnel. We have identified several areas where we intend to expand our hiring, including human resources, supply chain management, business development and finance. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive management team, including Mr. Mitchell, and other key management and technical personnel, each of whom would be difficult to replace. We do not have key person life insurance or long-term employment contracts with any of our key personnel. The loss of any of our executive officers or key personnel or the inability to continue to attract qualified personnel could harm our business, financial condition and operating results.

Failure to comply with applicable environmental laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

The sale and manufacturing of products in certain states and countries may subject us to environmental laws and regulations. Although we do not anticipate any material adverse effects based on the nature of our operations and these laws and regulations, we will need to ensure that we and our suppliers comply with such laws and regulations as they are enacted. If we fail to timely comply with such laws and regulations, our customers may cease doing business with us, which would have a material adverse effect on our business, results of operations and financial condition. In addition, if we were found to be in violation of these laws, we could be subject to governmental fines, liability to our customers and damage to our reputation, which would also have a material adverse effect on our business, results of operations and financial condition.

We have incurred and will continue to incur significant increased costs as a result of operating as a public company, and our management will be required to continue to devote substantial time to various compliance initiatives.

The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as other rules implemented by the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), impose various requirements on public companies, including requiring changes in corporate governance practices. These and proposed corporate governance laws and regulations under consideration may further increase our compliance costs. If compliance with these various legal and regulatory requirements diverts our management's attention from other business concerns, it could have a material adverse effect on our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. We completed our evaluation of our internal controls over financial reporting for fiscal 2012 as required by Section 404 of the Sarbanes-Oxley Act of 2002. Although our assessment, testing and evaluation resulted in our conclusion that as of June 29, 2012, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods. If we are unable to assert in any future reporting periods that our internal control over financial reporting is effective (or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our share price.

Given the nature and complexity of our business and the fact that some members of our management team are located in Thailand while others are located in the U.S., control deficiencies may periodically occur. While we have ongoing measures and procedures to prevent and remedy such deficiencies, if they occur there can be no assurance that we will be successful or that we will be able to prevent material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Moreover, if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses in future periods, the market price of our ordinary shares could decline and we could be subject to potential delisting by the NYSE and review by the NYSE, the SEC, or other regulatory authorities, which would require the expenditure by us of additional financial and management resources. As a result, our shareholders could lose confidence in our financial reporting, which would harm our business and the market price of our ordinary shares.

We are subject to the risk of increased income taxes, which could harm our business, financial condition and operating results.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by tax authorities and to possible changes in law, which may have retroactive effect. We were formed in the Cayman Islands and we maintain manufacturing operations in Thailand, the PRC and the U.S. Any of these jurisdictions could assert tax claims against us. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes. Preferential tax treatment from the Thai government in the form of a corporate tax exemption is currently available to us from July 2010 through June 2015 on income generated from the manufacture of products at Pinehurst Building 5 and from July 2012 through June 2020 on income generated from the manufacture of products at Pinehurst Building 6. Such preferential tax treatment is contingent on, among other things, the export of our customers' products out of Thailand and our agreement not to move our manufacturing facilities out of our current province in Thailand for at least 15 years. We will lose this favorable tax treatment in Thailand unless we comply with these restrictions, and as a result we may delay or forego certain strategic business decisions due to these tax considerations. In addition, we benefit from recent reductions in corporate tax rates in Thailand for fiscal years 2013 to 2015. Effective October 21, 2011, our subsidiary in China was granted a tax privilege to reduce its corporate income tax rate from 25% to 15%. This privilege is retroactive to January 1, 2011 and valid until December 31, 2013, subject to renewal at the end of each three-year period.

There is also a risk that Thailand or another jurisdiction in which we operate may treat our Cayman Islands parent as having a permanent establishment in such jurisdiction and subject its income to tax. If we become subject to additional taxes in any jurisdiction or if any jurisdiction begins to treat our Cayman Islands parent as having a permanent establishment, such tax treatment could materially and adversely affect our business, financial condition and operating results.

Certain of our subsidiaries provide products and services to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. For instance, we have intercompany agreements in place that provide for our California and Singapore subsidiaries to provide administrative services for our Cayman Islands parent, and our Cayman Islands parent has entered into manufacturing agreements with our Thai subsidiary. In general, related party transactions and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with non-resident related parties to be priced using arm's length pricing principles and require the existence of contemporaneous documentation to support such pricing. International tax authorities could challenge the validity of our related party transfer pricing policies. Such a challenge generally involves a complex area of taxation and a significant degree of judgment by management. If any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

We may encounter difficulties completing or integrating acquisitions, asset purchases and other types of transactions that we may pursue in the future, which could disrupt our business, cause dilution to our shareholders and harm our business, financial condition and operating results.

We have grown and may continue to grow our business through acquisitions, asset purchases and other types of transactions, including the transfer of products from our customers and their suppliers. Acquisitions and other strategic transactions typically involve many risks, including the following:

- the integration of the acquired assets and facilities into our business may be difficult, time-consuming and costly, and may adversely impact our profitability;
- we may lose key employees of the acquired companies or divisions;
- we may issue additional ordinary shares, which would dilute our current shareholders' percentage ownership in us;
- we may incur indebtedness to pay for the transactions;
- we may assume liabilities, some of which may be unknown at the time of the transactions;
- we may record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;
- we may incur amortization expenses related to certain intangible assets;
- we may devote significant resources to transactions that may not ultimately yield anticipated benefits;
- we may incur greater than expected expenses or lower than expected revenues;
- we may assume obligations with respect to regulatory requirements, including environmental regulations, which may prove more burdensome than expected; or
- we may become subject to litigation.

Acquisitions are inherently risky, and we can provide no assurance that our previous or future acquisitions will be successful or will not harm our business, financial condition and operating results.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our shareholders.

We anticipate that our current cash and cash equivalents, together with cash provided by operating activities and funds available through our working capital and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We operate in a market, however, that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies.

Furthermore, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. If adequate additional funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our manufacturing services, hire additional technical and other personnel, or otherwise respond to competitive pressures could be significantly limited.

Intellectual property infringement claims against our customers or us could harm our business, financial condition and operating results.

Our services involve the creation and use of intellectual property rights, which subject us to the risk of intellectual property infringement claims from third parties and claims arising from the allocation of intellectual property rights among us and our customers.

Our customers may require that we indemnify them against the risk of intellectual property infringement arising out of our manufacturing processes. If any claims are brought against us or our customers for such infringement, whether or not these claims have merit, we could be required to expend significant resources in defense of such claims. In the event of an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all, which could harm our business, financial condition and operating results.

Any failure to protect our customers' intellectual property that we use in the products we manufacture for them could harm our customer relationships and subject us to liability.

We focus on manufacturing complex optical products for our customers. These products often contain our customers' intellectual property, including trade secrets and know-how. Our success depends, in part, on our ability to protect our customers' intellectual property. We may maintain separate and secure areas for customer proprietary manufacturing processes and materials and dedicate floor space, equipment, engineers and supply chain management to protect our customers' proprietary drawings, materials and products. The steps we take to protect our customers' intellectual property may not adequately prevent its disclosure or misappropriation. If we fail to protect our customers' intellectual property, our customer relationships could be harmed and we may experience difficulty in establishing new customer relationships. In addition, our customers might pursue legal claims against us for any failure to protect their intellectual property, possibly resulting in harm to our reputation and our business, financial condition and operating results.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial condition and operating results.

The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial condition and operating results.

We are subject to governmental export and import controls in several jurisdictions that could subject us to liability or impair our ability to compete in international markets.

We are subject to governmental export and import controls in Thailand, the PRC and the U.S. that may limit our business opportunities. Various countries regulate the import of certain technologies and have enacted laws that could limit our ability to export or sell the products we manufacture. The export of certain technologies from the U.S. and other nations to the PRC is barred by applicable export controls, and similar prohibitions could be extended to Thailand, thereby limiting our ability to manufacture certain products. Any change in export or import regulations or related legislation, shift in approach to the enforcement of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could limit our ability to offer our manufacturing services to existing or potential customers, which could harm our business, financial condition and operating results.

The loan agreements for our long-term debt obligations contain financial ratio covenants that may impair our ability to conduct our business.

We have loan agreements for our long-term debt obligations, which contain financial ratio covenants that may limit management's discretion with respect to certain business matters. These covenants require us to maintain a specified debt-to-equity ratio and debt service coverage ratio (earnings before interest and depreciation and amortization plus cash on hand minus short-term debt), which may restrict our ability to incur additional indebtedness and limit our ability to use our cash. In the event of our default on these loans or a breach of a covenant, the lenders may immediately cancel the loan agreement, deem the full amount of the outstanding indebtedness immediately due and payable, charge us interest on a monthly basis on the full amount of the outstanding indebtedness and, if we cannot repay all of our outstanding obligations, sell the assets pledged as collateral for the loan in order to fulfill our obligation. We may also be held responsible for any damages and related expenses incurred by the lender as a result of any default. Any failure by us or our subsidiaries to comply with these agreements could harm our business, financial condition and operating results.

Energy price increases may negatively impact our results of operations.

We, along with our suppliers and customers, rely on various energy sources in our manufacturing and transportation activities. Energy prices have been subject to increases and volatility caused by market fluctuations, supply and demand, currency fluctuation, production and transportation disruption, world events and government regulations. While significant uncertainty currently exists about the future levels of energy prices, a significant increase is possible. Increased energy prices could increase our raw material and transportation costs. In addition, increased transportation costs of our suppliers and customers could be passed along to us. We may not be able to increase our prices enough to offset these increased costs. In addition, any increase in our prices may reduce our future customer orders which could harm our business, financial condition and operating results.

Risks Related to Ownership of Our Ordinary Shares

Our share price may be volatile due to fluctuations in our operating results and other factors, including the activities and operating results of our customers or competitors, any of which could cause our share price to decline.

Our revenues, expenses and results of operations have fluctuated in the past and are likely to do so in the future from quarter to quarter and year to year due to the risk factors described in this section and elsewhere in this Annual Report on Form 10-K. In addition to market and industry factors, the price and trading volume of our ordinary shares may fluctuate in response to a number of events and factors relating to us, our competitors, our customers and the markets we serve, many of which are beyond our control. Factors such as variations in our total revenues, earnings and cash flow, announcements of new investments or acquisitions, changes in our pricing practices or those of our competitors, commencement or outcome of litigation, sales of ordinary shares by us or our principal shareholders, fluctuations in market prices for our services and general market conditions could cause the market price of our ordinary shares to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares trade. For example, on March 8, 2011, the closing price of our ordinary shares on the NYSE was $27.10 per share. Following the earnings announcement of one of our customers, the closing price of our ordinary shares fell to $20.49 per share on March 9, 2011. In addition, from July 8, 2011, following the announcement by Oclaro, Inc. of their delivery of a notice of termination of our volume supply agreement, through July 14, 2011, our share price on the NYSE declined approximately 22%. During October 2011, when the some of the worst flooding in Thailand occurred, our share price fell from $20.03 per share on October 10, 2011 to $11.95 per share on October 26, 2011, a 40% decrease. Among other things, volatility and weakness in our share price could mean that investors may not be able to sell their shares at or above the prices they paid. Volatility and weakness could also impair our ability in the future to offer our ordinary shares or convertible securities as a source of additional capital and/or as consideration in the acquisition of other businesses.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our ordinary shares to decline. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or if they publish misleading or unfavorable research about our business, the market price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts stop covering us, or if too few analysts cover us, the market price of our ordinary shares would be adversely impacted. If one or more of the analysts who covers us downgrades our ordinary shares or publishes misleading or unfavorable research about our business, our market price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause the market price or trading volume of our ordinary shares to decline.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the value of our assets, which is determined in part on the trading price of our ordinary shares, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year 2012 or for the foreseeable future. However, despite our expectations, we cannot assure you that we will not be a PFIC for the taxable year 2012 or any future year because our PFIC status is determined at the end of each year and depends on the composition of our income and assets during such year. If we are a PFIC, our U.S. investors will be subject to increased tax liabilities under U.S. tax laws and regulations and to burdensome reporting requirements.

We are controlled by a small group of existing shareholders, whose interests may differ from the interests of our other shareholders.

As of August 3, 2012, our existing shareholders Asia Pacific Growth Fund III, L.P., an affiliate of H&Q Asia Pacific, and Mr. Mitchell, our chief executive officer and chairman of the board of directors, beneficially owned approximately 26.6% and 8.4%, respectively, of our outstanding ordinary shares. In addition, Mr. Mitchell serves on our board of directors and, until recently, a representative of H&Q Asia Pacific served on our board of directors. Accordingly, they have had, and will continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. The interests of these shareholders may differ from the interests of our other shareholders.

Certain provisions in our constitutional documents may discourage our acquisition by a third party, which could limit your opportunity to sell shares at a premium.

Our constitutional documents include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions, including, among other things, provisions that:

- establish a classified board of directors;
- prohibit our shareholders from calling meetings or acting by written consent in lieu of a meeting;
- limit the ability of our shareholders to propose actions at duly convened meetings; and
- authorize our board of directors, without action by our shareholders, to issue preferred shares and additional ordinary shares.

These provisions could have the effect of depriving you of an opportunity to sell your ordinary shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transaction.

Our shareholders may face difficulties in protecting their interests because we are organized under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the U.S. Therefore, you may have more difficulty in protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the U.S., due to the comparatively less developed nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder's view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder's shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as our company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Our Cayman Islands counsel has advised us that they are not aware of any reported class action or derivative action having been brought in a Cayman Islands court.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. In addition, many of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Thailand or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In particular, a judgment in a U.S. court would not be recognized and accepted by Thai courts without a re-trial or examination of the merits of the case. In addition, there is uncertainty as to whether such Cayman Islands, Thai or PRC courts would be competent to hear original actions brought in the Cayman Islands, Thailand or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2. PROPERTIES.

Our principal registered office is located at Walker House, 87 Mary Street, George Town, Grand Cayman, KYI-9005, Cayman Islands. We have facilities located in Bangkok, Thailand, Fuzhou, China and New Jersey, USA as set forth below:

Location	Year Operations Commenced	Owned/Leased	Approximate Square Footage	Use
Pinehurst Campus, Bangkok, Thailand (Buildings 3 and 4)	2004 (Building 3) and 2005 (Building 4)	Owned	292,000 square feet	Manufacturing and general administration
CASIX, Fuzhou, PRC	2005	Leased**	248,000 square feet	Manufacturing and general administration
VitroCom, Mountain Lakes, New Jersey, USA	2005	Leased until June 30, 2013	28,000 square feet	Manufacturing
Pinehurst Campus, Bangkok, Thailand (Building 5)	2008	Owned*	317,000 square feet	Manufacturing and general administration
Pinehurst Campus, Bangkok, Thailand (Building 6)	2012	Owned	320,000 square feet	Manufacturing and general administration

* Although we hold title to this building, the building and the underlying land is encumbered by a mortgage that secures our debt obligations to TMB Bank Public Company Limited.

** The lease periods for the buildings located at this facility expire on September 30, 2013 and September 30, 2015.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we may be involved in litigation relating to claims arising in the ordinary course of our business. There are currently no material claims or actions pending or threatened against us.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our ordinary shares have traded on the New York Stock Exchange under the symbol "FN" since June 25, 2010. Our initial public offering was priced at $10.00 per share on June 24, 2010. Prior to that time, there was no public market for our ordinary shares. The following table sets forth, for the time periods indicated, the high and low intraday sales prices of our ordinary shares as reported on the New York Stock Exchange.

Fiscal 2012	High	Low
Fourth Quarter (March 31, 2012—June 29, 2012)	$18.46	$10.19
Third Quarter (December 31, 2011—March 30, 2012)	$21.04	$14.01
Second Quarter (October 1, 2011—December 30, 2011)	$20.47	$11.54
First Quarter (June 25, 2011—September 30, 2011)	$25.38	$12.69

Fiscal 2011	High	Low
Fourth Quarter (March 26, 2011—June 24, 2011)	$25.90	$18.30
Third Quarter (December 25, 2010—March 25, 2011)	$32.91	$18.25
Second Quarter (September 25, 2010—December 24, 2010)	$22.74	$13.07
First Quarter (June 26, 2010—September 24, 2010)	$18.23	$ 9.61

Our annual report to shareholders will include a stock performance graph that shows a comparison from June 25, 2010 through June 29, 2012 of the cumulative total return to shareholders on our ordinary shares against other stock indices.

The equity compensation plan information required by this item, which includes a summary of the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuances, under our equity compensation plans as of June 29, 2012, is incorporated by reference to our Proxy Statement for our 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended June 29, 2012.

Holders of Record

As of August 3, 2012, there were approximately 29 shareholders of record of our ordinary shares. Because many of our ordinary shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

Dividends

Although we have paid cash dividends prior to our initial public offering, we currently intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. Dividends, if any, on our ordinary shares will be declared by and subject to the discretion of our board of directors. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions, applicable laws and regulations and other factors our board of directors may deem relevant.

Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. SELECTED FINANCIAL DATA.

The selected consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. The selected consolidated statements of operation data, balance sheet data and statements of cash flow data as of and for each of the five years in the period ended June 29, 2012, have been derived from the audited consolidated financial statements. The results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended				
	June 29, 2012 (fiscal 2012)	June 24, 2011 (fiscal 2011)	June 25, 2010 (fiscal 2010)	June 26, 2009 (fiscal 2009)	June 27, 2008 (fiscal 2008)
	(in thousands, except per share data)				
Selected Consolidated Statements of Operations Data:					
Revenues					
Revenues	$ 564,732	$ 743,570	$ 424,548	$ 337,846	$ 345,071
Revenues, related parties	—	—	81,164	101,895	163,312
Other	—	—	—	1,358	2,715
Total revenues	564,732	743,570	505,712	441,099	511,098
Cost of revenues	(502,818)	(648,823)	(441,370)	(383,058)	(442,784)
Gross profit	61,914	94,747	64,342	58,041	68,314
Selling, general and administrative expenses	(23,466)	(24,806)	(16,192)	(21,960)	(21,741)
Expenses related to flooding	(97,286)	—	—	—	—
Expenses related to reduction in workforce	(1,978)	—	—	(2,389)	—
Operating (loss) income	(60,816)	69,941	48,150	33,692	46,573
Interest income	844	494	327	756	1,364
Interest expense	(427)	(357)	(500)	(1,266)	(1,547)
Foreign exchange gain (loss), net	1,569	(1,430)	(40)	360	(599)
Other income	395	216	153	—	—
(Loss) income before income taxes	(58,435)	68,864	48,090	33,542	45,791
Income tax benefit (expense)	1,968	(4,535)	(3,767)	(2,238)	(3,962)
Net (loss) income	$ (56,467)	$ 64,329	$ 44,323	$ 31,304	$ 41,829
(Loss) earnings per share:					
Basic	$ (1.64)	$ 1.90	$ 1.44	$ 1.03	$ 1.40
Diluted	$ (1.64)	$ 1.87	$ 1.41	$ 1.00	$ 1.33
Weighted average number of ordinary shares outstanding					
Basic	34,382	33,922	30,854	30,360	29,889
Diluted	34,382	34,407	31,369	31,183	31,349
Cash dividends declared per share	—	—	$ 1.00	$ 0.33	—

	As of				
	June 29, 2012	June 24, 2011	June 25, 2010	June 26, 2009	June 27, 2008
	(in thousands)				
Selected Consolidated Balance Sheet Data:					
Cash and cash equivalents	$115,507	$127,282	$ 84,942	$114,845	$ 55,682
Receivable from initial public offering	—	—	26,319	—	—
Working capital(1)	145,476	131,609	96,683	58,311	99,260
Total assets	461,362	437,775	377,425	288,085	292,713
Current and long-term debt	38,579	16,377	20,385	27,318	29,575
Total liabilities	210,653	136,248	145,262	94,580	122,148
Total shareholders' equity	250,709	301,527	232,163	193,505	170,565

(1) Working capital is defined as trade accounts receivable plus inventories, less trade accounts payable.

	Year Ended				
	June 29, 2012	June 24, 2011	June 25, 2010	June 26, 2009	June 27, 2008
			(in thousands)		
Selected Consolidated Statements of Cash Flow Data:					
Net cash provided by operating activities	$ 2,251	$ 41,282	$ 17,846	$ 80,357	$ 51,891
Net cash used in investing activities	(37,378)	(23,590)	(10,718)	(7,187)	(29,815)
Net cash provided by (used in) financing activities	23,202	23,886	(37,298)	(13,836)	(8,223)
Net (decrease) increase in cash and cash equivalents	(11,925)	41,578	(30,170)	59,334	13,853

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

- our goals and strategies;
- our and our customers' estimates regarding future revenues, operating results, expenses, capital requirements and liquidity and our needs for additional financing;
- our future capital expenditures;
- expansion of our manufacturing capacity, including into new geographies;
- the growth rates of our existing markets and potential new markets;
- our and our customers' and our suppliers' ability to respond successfully to technological or industry developments;
- our suppliers' estimates regarding future costs;
- our ability to increase our penetration of existing markets and penetrate new markets;
- our plans to diversify our sources of revenues;
- trends in the optical communications, industrial lasers and sensors markets, including trends to outsource the production of components used in those markets;
- our ability to attract and retain a qualified management team and other qualified personnel and advisors;
- the impact that the October and November 2011 flooding in Thailand will continue to have on the industry and our business, results of operations and liquidity, including the availability of components from our suppliers, the expected costs and expenses that we will incur in connection with our recovery efforts, and our ability to recover amounts from our insurance carriers; and
- competition in our existing and new markets.

These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K and, in particular, the risks discussed under the heading "Risk Factors" in Item 1A of this Annual Report on Form 10-K and those discussed in other documents we file with the Securities and Exchange Commission. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Overview

We provide advanced optical packaging and precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers (OEMs) of complex products such as optical communication components, modules and sub-systems, industrial lasers and sensors. We offer a broad range of advanced optical and electro-mechanical capabilities across the entire manufacturing process, including process design and engineering, supply chain management, manufacturing, advanced packaging, final assembly and test. Although, we focus primarily on low-volume production of a wide variety of high complexity products, which we refer to as "low-volume, high-mix", we also have the capability to accommodate high-volume production. Based on our experience with, and feedback from, customers, we believe we are a global leader in providing these services to the optical communications, industrial lasers and sensors markets.

Our customer base includes companies in complex industries that require advanced precision manufacturing capabilities, such as optical communications, industrial lasers and sensors. The products that we manufacture for our OEM customers include: selective switching products; tunable transponders and transceivers; active optical cables; solid state, diode-pumped, gas and fiber lasers; and sensors. In many cases, we are the sole outsourced manufacturing partner used by our customers for the products that we produce for them.

We also design and fabricate application-specific crystals, prisms, mirrors, laser components, substrates and other custom and standard borosilicate, clear fused quartz, and synthetic fused silica glass products. We incorporate our customized optics and glass into many of the products we manufacture for our OEM customers, and we also sell customized optics and glass in the merchant market.

Thailand Flooding

We suspended production at all of our manufacturing facilities in Thailand from October 17, 2011 through November 14, 2011 because of severe flooding in Thailand. We never resumed and have ceased production permanently at our Chokchai facilities. Company personnel, insurance adjusters, professional asset valuation advisors, equipment restoration contractors and forensic accounting experts have assessed, and continue to assess, the damage to property, inventory and equipment, including consigned assets held by us on behalf of our customers, as well as the impact of business interruption to us. The following is a summary of all known costs incurred as a result of this event recognized in our consolidated statements of operations for the year ended June 29, 2012:

	Year Ended June 29, 2012
	(in thousands)
Loss from written-off owned inventories	$16,612
Loss from written-off leased building improvement	1,431
Loss from written-off owned machinery and equipment	1,098
Loss from written-off investments in lease and prepayment	3,532
Loss from consigned inventories	11,748
Loss from consigned machinery and equipment	48,450
Estimated restoration cost of leased building	1,000
Payroll and other expenses	7,712
Flood protection, salvage and increased expenses	5,703
Total	$97,286

We have submitted claims to our insurers for business interruption losses attributable to the effects of flooding during the second and third quarters of fiscal 2012, as well as claims for owned and consigned inventory losses, owned and consigned equipment losses, and damage to our buildings at Pinehurst, which we own, and Chokchai, which we leased. In the first quarter of fiscal 2013, we plan to submit a claim for business interruption losses for the three months ended June 29, 2012. We expect to experience additional business interruption losses during the first quarter of fiscal 2013, and therefore expect to submit an additional claim for such losses in the second quarter of fiscal 2013.

A number of exclusions and limitations in our policies (such as coinsurance, facilities location sub-limits and policy covenants) may reduce the aggregate amount that we will ultimately recover for our losses from our insurers. In addition, our insurers could reject the valuation methodologies we have used to estimate our losses and apply different valuation methodologies, which could also reduce our aggregate recovery amount. However, based on the information that we have at this time, we believe that we will ultimately recover a majority of our losses. We further believe that, although the difference between our aggregate claims and our insurance recoveries may ultimately be material, this will not have a material and adverse effect on our financial condition or results of operation. We continue to have discussions with our customers regarding their assessments of the damage to, and valuation of, the consigned inventory and assets that were under our care, custody and control at our Chokchai facility. In some cases, there may be material differences between our assessments and our customers' assessments. There may also be differences of opinions regarding who bears responsibility for certain losses as a result of the flooding. We continue to review these differences with our customers and, depending on the outcome of these discussions, we may incur additional costs and expenses in connection with our customers' recovery efforts. We will recognize insurance recoveries if and when they become realizable and probable.

Revenues

Our total revenues decreased by $178.8 million, or 24.1%, to $564.7 million for fiscal 2012, as compared to $743.6 million for fiscal 2011. This decrease was primarily due to (1) the effects of severe flooding in Thailand during October and November 2011, including cessation of production at our Chokchai facilities and the temporary suspension of production at our Pinehurst facilities, and (2) reduced customer demand for our optical communications manufacturing services during fiscal 2012, partially offset by a $9.6 million increase in our revenues from non-optical communications products, primarily reflecting the growth of our programs for industrial lasers and sensors customers. We generated substantially all of our total revenues during fiscal 2012 from the optical communications, industrial lasers and sensors markets. Our revenues from products for markets other than the optical communications market have continued to increase. Our revenues from lasers, sensors and other markets as a percentage of total revenues have increased from 18.3% for fiscal 2010, to 20.9% for fiscal 2011 to 29.3% for fiscal 2012. We expect that industrial lasers and sensors will continue to represent an increasing portion of our revenues in the future.

We believe our ability to expand our relationships with existing customers and attract new customers is due to a number of factors, including our broad range of complex engineering and manufacturing service offerings, flexible low-cost manufacturing platform, process optimization capabilities, advanced supply chain management, excellent customer service and experienced management team. We expect the prices we charge for the products we manufacture for our customers to decrease over time due in part to competitive market forces. However, we believe we will be able to maintain favorable pricing for our services due to our ability to reduce cycle time, adjust our product mix by focusing on more complicated products, improve product quality and yields, and reduce material costs for the products we manufacture. We believe these capabilities have enabled us to help our OEM customers reduce their manufacturing costs while maintaining or improving the design, quality, reliability and delivery times for their products.

Revenues, by percentage, from individual customers representing 10% or more of our total revenues in the respective periods were as follows:

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
JDS Uniphase Corporation	25%	21%	16%
Oclaro, Inc.	12	17	17
Finisar Corporation	10	10	12
Opnext, Inc.	*	10	14
EMCORE Corporation	*	*	10

* Less than 10% of total revenues in the period.

During fiscal 2012 and fiscal 2011, we had three customers and four customers, respectively, that each contributed 10% or more of our total revenues, and such customers together accounted for 47% and 58%, respectively, of our total revenues during the periods. During fiscal 2010, we had five customers that each contributed 10% or more of our total revenues.

Revenues, Related Parties

Revenues, related parties, represents revenues from our manufacturing of optical communications products for JDS Uniphase Corporation (or JDSU), a classification required by Rule 4-08(k) of Regulation S-X under the Exchange Act. JDSU is classified as a related party for fiscal 2009 because it held 6.4% of our share capital on a fully diluted basis as of June 26, 2009. In fiscal 2010, JDSU participated in our initial public offering as a selling shareholder and sold 1,606,850 ordinary shares, which reduced its share ownership to 1.1% (fully diluted) as of June 25, 2010. Therefore, JDSU was no longer classified as a related party as of June 25, 2010. On July 6, 2010, JDSU sold all of its remaining 393,150 ordinary shares pursuant to the underwriters' option to purchase additional shares. Our balance sheet as of June 25, 2010 does not reflect JDSU as a related party. However, as JDSU was considered a related party for most of fiscal 2010, our statement of operations for fiscal 2010 includes JDSU in revenues, related parties.

Revenues by Geography

We generate revenues from three geographic regions: North America, Asia-Pacific and Europe. Revenues are attributed to a particular geographic area based on the bill-to location of our customers, notwithstanding that our customers may ultimately ship their products to end customers in a different geographic region. Virtually all of our revenues are derived from our manufacturing facilities in Asia-Pacific.

The percentage of our revenues generated from the bill-to location outside of North America has decreased from 56.4% in fiscal 2011 to 51.7% in fiscal 2012, due in part to the closing of our Chokchai facility as a result of the October and November 2011 flooding in Thailand. Excluding the impact of the flooding in Thailand on our business, we expect that an increasing portion of our revenues will come from the bill-to location outside of North America in the future.

The following table presents total revenues, by percentage, by geographic regions:

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
North America	48.3%	43.6%	50.0%
Asia-Pacific	33.5	37.3	39.0
Europe	18.2	19.1	11.0
	100.0%	100.0%	100.0%

Our Contracts

We enter into supply agreements with our customers that generally have an initial term of up to three years, subject to automatic renewals for subsequent one-year terms unless expressly terminated. Although there are no minimum purchase requirements in our supply agreements, our customers do provide us with rolling forecasts of their demand requirements. Our supply agreements generally include provisions for pricing and periodic review of pricing, consignment of our customer's unique production equipment to us and the sharing of benefits from cost-savings derived from our efforts. We are generally required to purchase materials, which may include long lead-time materials and materials that are subject to minimum order quantities and/or non-cancelable or non-returnable terms, to meet the stated demands of our customers. After procuring materials, we manufacture products for our customers based on purchase orders that contain terms regarding product quantities, delivery locations and delivery dates. Our customers generally are obligated to purchase finished goods that we have manufactured according to their demand requirements. Materials that are not consumed by our customers within a specified period of time, or are no longer required due to a product's cancellation or end-of-life, are typically designated as excess or obsolete inventory under our contracts. Once materials are designated as either excess or obsolete inventory, our customers are typically required to purchase such inventory from us even if they have chosen to cancel production of the related products.

Cost of Revenues

The key components of our cost of revenues are material costs, employee costs, and infrastructure-related costs. Material costs generally represent the majority of our cost of revenues. Several of the materials we require to manufacture products for our customers are customized for their products and, in many instances, sourced from a single supplier, or in some cases our own subsidiaries. Shortages from sole-source suppliers due to yield loss, quality concerns and capacity constraints, among other factors, may increase our expenses and negatively impact our gross profit margin or total revenues in a given quarter. Material costs include scrap material. Historically, our rate of scrap diminishes during a product's life cycle due to process, fixturing and test improvement and optimization.

A second significant element of cost of revenues is employee costs, including: indirect employee costs related to design, configuration and optimization of manufacturing processes for our customers, quality testing, materials testing and other engineering services; and direct costs related to our manufacturing employees. Direct employee costs include employee salaries, insurance and benefits, merit-based bonuses, recruitment, training and retention. Historically, our employee costs have increased primarily due to increases in the number of employees necessary to support our growth and, to a lesser extent, costs to recruit, train and retain employees. Salary levels in Thailand and the PRC, the fluctuation of the Thai baht and RMB against our functional currency, the U.S. dollar, and our ability to retain our employees significantly impact our cost of revenues. We expect our employee costs to increase as wages continue to increase in Thailand and the PRC. For example, effective April 1, 2012, the Thai government increased minimum daily wages from 215 Thai baht to 300 Thai baht. Wage increases may impact our ability to sustain our competitive advantage and may reduce our profit margin. We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our infrastructure costs are comprised of depreciation, utilities, and facilities management and overhead costs. Most of our facility leases are long-term agreements. Our depreciation costs are comprised of buildings and fixed assets, primarily at our Pinehurst Campus in Thailand, and capital equipment located at each of our manufacturing locations.

During fiscal 2011 and fiscal 2012, discretionary merit-based bonus awards were available to our non-executive employees. Charges included in cost of revenues for bonus distributions to employees were $1.3 million, $1.7 million and $0 for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Share-based compensation expense included in cost of revenues was $1.5 million, $1.1 million and $0.3 million for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

We expect to incur significant incremental costs of revenue as a result of our continued diversification into the industrial lasers and sensors markets and other end-markets outside of the optical communications market or our further development of customized optics and glass manufacturing capabilities. We also expect to incur incremental costs of revenue as a result of our planned expansion into new geographic markets, though we are not able to determine the extent of these incremental expenses.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, or SG&A expenses, primarily consist of corporate employee costs for sales and marketing, general and administrative and other support personnel, including research and development expenses related to the design of customized optics and glass, travel expenses, legal and other professional fees, share-based compensation expense, and other general expenses not related to cost of revenues. In fiscal 2013, we expect our SG&A expenses to increase on an absolute dollar basis and decrease as a percentage of revenue compared to fiscal 2012.

Charges included in SG&A expenses for merit-based bonus compensation and executive incentive bonuses distributed to employees were $0.4 million, $2.7 million and $0 for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Share-based compensation expense included in SG&A expenses was $3.1 million, $2.3 million and $0.4 million for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Other than incremental costs associated with growing our business generally and increased costs associated with being a public company, we do not expect to incur material incremental SG&A expenses as a result of our planned expansion into new geographic markets, our continued diversification into the industrial lasers and sensors markets and other end-markets outside of the optical communications market or our further development of customized optics and glass manufacturing capabilities.

Additional Financial Disclosures

Foreign Exchange

As a result of our international operations, we are exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Thai baht. Although a majority of our total revenues is denominated in U.S. dollars, a substantial portion of our payroll as well as certain other operating expenses are incurred and paid in Thai baht. The exchange rates between the Thai baht and the U.S. dollar have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We report our financial results in U.S. dollars and our results of operations have been and may continue to be negatively impacted due to Thai baht appreciation against the U.S. dollar. Smaller portions of our expenses are incurred in a variety of other currencies, including RMB, Canadian dollars, Euros and Japanese yen, the appreciation of which may also negatively impact our financial results.

In addition, we are exposed to foreign exchange risk in connection with the credit facility and cross currency swap arrangements we entered into with TMB Bank Public Company Limited (the "Bank") in May 2011 for the construction of Pinehurst Building 6. The terms of the contract with the Bank provide the following facilities: (1) a term loan facility for up to Thai baht 960 million (equal to $30.0 million) with a fixed interest rate of 5.28% per annum, (2) a hedging facility for currency interest rate swaps with a notional amount of $30.0 million, and (3) a settlement limit of Thai baht 65 million, subject to certain terms and conditions as set forth therein. As of March 30, 2012, we had drawn down the entire $30.0 million available under the credit facility. Borrowings and interest under the term loan are scheduled to be repaid on a quarterly basis between September 2011 and March 2017. Under the terms of the cross currency swap arrangement, amounts drawn in Thai baht have been converted to U.S. dollars for repayment by us on a quarterly basis at the floating rate of 3-month U.S. LIBOR plus 2.8% per annum.

In order to manage the risks arising from fluctuations in foreign currency exchange rates, we use derivative financial instruments. We may enter into short-term forward foreign currency contracts to help manage currency exposures associated with certain assets and liabilities, primarily short-term obligations. The forward exchange contracts have generally ranged from one to six months in original maturity, and no forward exchange contract has had an original maturity greater than one year. All foreign currency exchange contracts are recognized on the balance sheet at fair value. As we do not apply hedge accounting to these instruments, the derivatives are recorded at fair value through earnings. The gains and losses on our forward contracts generally offset losses and gains on the assets, liabilities and transactions economically hedged and, accordingly, generally do not subject us to the risk of significant accounting losses.

As of June 29, 2012 and June 24, 2011, we had outstanding foreign currency assets and liabilities in Thai baht and RMB as follows:

	June 29, 2012			June 24, 2011		
	Currency	$	%	Currency	$	%
	(in thousands, except percentages)					
Assets						
Thai baht	526,487	16,541	50.4	425,872	13,904	50.9
RMB	103,014	16,287	49.6	85,478	13,411	49.1
		32,828	100.0		27,315	100.0
Liabilities						
Thai baht	732,502	23,013	87.0	669,367	21,853	79.6
RMB	21,752	3,439	13.0	36,303	5,607	20.4
		26,452	100.0		27,460	100.0

The Thai baht assets represent cash and cash equivalents, accounts receivable, deposits and other current assets. The Thai baht liabilities represent trade accounts payable, accrued expenses and other payables. We manage our exposure to fluctuations in foreign exchange rates by the use of foreign currency contracts and offsetting assets and liabilities denominated in the same currency in accordance with management's policy. As of June 29, 2012, there was $30.0 million in selling forward contracts outstanding on the Thai baht payables. As of June 24, 2011, there was $30.0 million in selling forward contracts outstanding on the Thai baht payables and an undrawn committed loan in Thai baht equivalent to $28.0 million.

The RMB assets represent cash and cash equivalents, accounts receivable and other current assets. The RMB liabilities represent trade accounts payable, accrued expenses and other payables. As of June 29, 2012 and June 24, 2011, there was none and $4.0 million, respectively, in selling RMB to U.S. dollar forward contracts.

As of June 29, 2012 and June 24, 2011, unrealized losses from fair market value of derivatives amounted to $0.2 million and $1.0 million, respectively.

Currency Regulation and Dividend Distribution

Foreign exchange regulation in the PRC is primarily governed by the following rules:

- Foreign Currency Administration Rules, as amended on August 5, 2008, or the Exchange Rules;
- Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules; and
- Notice on Perfecting Practices Concerning Foreign Exchange Settlement Regarding the Capital Contribution by Foreign-invested Enterprises, as promulgated by the State Administration of Foreign Exchange, or SAFE, on August 29, 2008, or Circular 142.

Under the Exchange Rules, RMB is freely convertible into foreign currencies for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, conversion of RMB for capital account items, such as direct investments, loans, security investments and repatriation of investments, is still subject to the approval of SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and relevant supporting documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of the PRC are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Development and Reform Commission.

Circular 142 regulates the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of foreign-invested enterprises settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE's approval and may not be used to repay RMB loans if the proceeds of such loans have not been used.

On January 5, 2007, SAFE promulgated the Detailed Rules for Implementing the Measures for the Administration on Individual Foreign Exchange, or the Implementation Rules. Under the Implementation Rules, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures.

In addition, the General Administration of Taxation has issued circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options.

In addition, our transfer of funds to our subsidiaries in Thailand and the PRC are each subject to approval by governmental authorities in case of an increase in registered capital, or subject to registration with governmental authorities in case of a shareholder loan. These limitations on the flow of funds between us and our subsidiaries could restrict our ability to act in response to changing market conditions.

Income Tax

Our effective tax rate is a function of the mix of tax rates in the various jurisdictions in which we do business. We are domiciled in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax in the Cayman Islands on income or capital gains. We have received this undertaking for a 20-year period ending August 24, 2019, and after the expiration date, we may request a renewal with the office of the Clerk of the Cabinet for another twenty years.

Throughout the period of our operations in Thailand, we have generally received income tax and other incentives from the Thailand Board of Investment. While we did not receive any income tax incentive for our operations in Thailand during fiscal 2010, preferential tax treatment from the Thai government in the form of a corporate tax exemption is currently available to us from July 2010 through June 2015 on income generated from the manufacture of products at Pinehurst Building 5 and from July 2012 through June 2020 on income generated from the manufacture of products at Pinehurst Building 6. Such preferential tax treatment is contingent on, among other things, the export of our customers' products out of Thailand and our agreement not to move our manufacturing facilities out of our current province in Thailand for at least 15 years. In addition, on December 21, 2011, the Thailand Revenue Department announced a reduction in corporate income tax rates for tax periods beginning on or after January 1, 2012. As a result of the announcement, corporate income tax rates for our Thai subsidiary will be reduced from 30% in fiscal 2012 to 23%, 20% and 20% in fiscal 2013, fiscal 2014 and fiscal 2015, respectively.

Effective October 21, 2011, our subsidiary in China was granted a tax privilege to reduce its corporate income tax rate from 25% to 15%. This privilege is retroactive to January 1, 2011 and valid until December 31, 2013, subject to renewal at the end of each three-year period.

Critical Accounting Policies and Use of Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on our management's judgment.

A quantitative sensitivity analysis is provided where such information is reasonably available, can be reliably estimated and provides material information to investors. The amounts used to assess sensitivity are included for illustrative purposes only and do not represent management's predictions of variability.

Expenses related to flooding

Expenses related to flooding represents our estimate of losses due to the effects of flooding that suspended production at all of our manufacturing facilities in Thailand from October 17, 2011 through November 14, 2011. It consists mainly of losses to our own buildings, equipment and inventory, losses to consigned equipment and inventory, and other flood related expenses. We estimated losses related to flooding of $97.3 million, of which approximately $61.2 million represented liabilities to third parties.

We estimated flood-related losses to consigned equipment and inventory based on discussions with our customers regarding their assessments of the damage to, and valuation of, the consigned assets that were under our care, custody and control at our Chokchai facility. For assets owned by us, flood-related losses were estimated based on the net book value of the assets written off as a result of the flood.

Long-Lived Assets

We review property, plant and equipment for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment exceeds its fair value. During the second quarter of fiscal 2012, we set up a provision for impairment of approximately $2.5 million for certain property, plant and equipment that was damaged due to severe flooding in Thailand during October and November 2011.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers' financial condition and make provisions for doubtful accounts based on the outcome of these credit evaluations. We evaluate the collectability of our accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. Unanticipated changes in the liquidity or financial position of our customers may require additional provisions for doubtful accounts. Under our specific identification method it is not practical to assess the sensitivity of our estimates.

Inventory Valuation

Our inventories are stated at the lower of cost, on a first-in, first-out basis, or market value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We make provisions for estimated excess and obsolete inventory based on regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers' product demands are less favorable than those projected, additional provisions may be required. In addition, unanticipated changes in liquidity or the financial position of our customers or changes in economic conditions may require additional provisions for inventories due to our customers' inability to fulfill their contractual obligations. During fiscal 2012 and fiscal 2011, a change of 10% for excess and obsolete materials, based on product demand and production requirements from our customers, would have affected our net income in each period by approximately $0.3 million and $0.2 million, respectively.

Deferred Income Taxes

Our deferred income tax assets represent temporary differences between the carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carry forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize these deferred income tax assets. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against the deferred tax assets resulting in additional or lesser income tax expense. As of June 29, 2012 and June 24, 2011, we assessed all of our deferred tax assets as more likely than not to be realizable and, accordingly, did not have a valuation allowance against our deferred tax assets.

We assess tax positions in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods, based on the technical merits of the position. We apply a "more likely than not" basis (i.e., a likelihood greater than 50 percent), in accordance with FASB ASC 740-10, and recognize a tax provision in the financial statements for an uncertain tax position that would not be sustained.

Share-Based Compensation

Effective July 1, 2006, we adopted the fair value recognition provisions of FASB ASC Topic 718, Compensation—Stock Compensation ("FASB ASC 718"). Under the fair value recognition provisions of FASB ASC 718, we applied the prospective transition method and measured share-based compensation expense at fair value on the later of the awards' grant date or board of directors' approval date, based on the estimated number of awards that are expected to vest. Awards granted (or modified, repurchased, or cancelled) after the adoption of FASB ASC 718 are accounted for by recognizing the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards, in the financial statements. In determining the fair value of awards, we are required to make estimates of the fair value of our ordinary shares, expected dividends to be issued, expected volatility of our shares, expected forfeitures of the awards, risk free interest rates for the expected terms of the awards, expected terms of the awards, and the vesting period of the respective awards.

The determination of our share-based compensation expense under FASB ASC 718 for both current and future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying ordinary shares. We estimate forfeitures based on past employee retention rates and our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share-based compensation expense may change based on changes to our actual forfeitures.

For accounting purposes only, the fair value of each option grant is estimated using the Black-Scholes-Merton option pricing model, which takes into account the following factors: (i) the exercise price of the options, (ii) the estimated fair value of the underlying ordinary shares, (iii) the expected life of the options, (iv) the expected volatility of the underlying ordinary shares, (v) the risk-free interest rate during the expected life of the options, and (vi) the expected dividend yield of the underlying ordinary shares. However, these fair values are inherently uncertain and highly subjective.

The exercise price of the options is stated in the option agreements. The expected life of the options involves estimates of the anticipated timing of the exercise of the vested options. The expected volatility is based on the historical volatility of the capital stock of comparable publicly-traded companies. We have applied the U.S. Treasury Bill interest rate with a maturity similar to the expected life of our options as the risk-free interest rate and assumed a dividend yield for periods when we paid dividends.

Prior to June 25, 2010, the date our ordinary shares began trading on the New York Stock Exchange, the fair value of our ordinary shares had been determined by our board of directors at each grant date based on a variety of factors, including market multiple methodologies and appropriate valuation techniques. We determined the fair values of our ordinary shares each quarter to be equal to the mean of our (i) price earnings multiple enterprise value and (ii) revenue multiple enterprise value, divided by the total number of ordinary shares outstanding on a fully diluted basis, rounded down to the nearest one-fourth. In determining the price earnings multiples and the revenue multiples used, we obtained from third parties the price earnings multiples and revenue multiples of a group of comparable companies each quarter. We then calculated our price earnings multiple enterprise value and revenue multiple enterprise value by taking the average price earnings multiple and average revenue multiple of the group and multiplying such averages by our trailing 12-month earnings and revenues, respectively, each quarter. In order to ensure that the calculated fair value per ordinary share amount was reasonable, each period we compared the fair value amount to third-party information available to us and assessed whether the fair value is consistent with our assessment of business performance and value.

Since our initial public offering, we determine the fair value of our ordinary shares based on the closing price of our ordinary shares on the stock option grant date.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

	Year Ended		
	June 29, 2012	**June 24, 2011**	**June 25, 2010**
		(in thousands)	
Revenues			
Revenues	$ 564,732	$ 743,570	$ 424,548
Revenues, related parties	—	—	81,164
Total revenues	564,732	743,570	505,712
Cost of revenues	(502,818)	(648,823)	(441,370)
Gross profit	61,914	94,747	64,342
Selling, general and administrative expenses	(23,466)	(24,806)	(16,192)
Expenses related to flooding	(97,286)	—	—
Expenses related to reduction in workforce	(1,978)	—	—
Operating (loss) income	(60,816)	69,941	48,150
Interest income	844	494	327
Interest expense	(427)	(357)	(500)
Foreign exchange gain (loss), net	1,569	(1,430)	(40)
Other income	395	216	153
(Loss) income before income taxes	(58,435)	68,864	48,090
Income tax benefit (expense)	1,968	(4,535)	(3,767)
Net (loss) income	$ (56,467)	$ 64,329	$ 44,323

The following table sets forth a summary of our consolidated statements of operations as a percentage of total revenues for the periods indicated.

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
Revenues			
Revenues	100.0%	100.0%	84.0%
Revenues, related parties	—	—	16.0
Total revenues	100.0	100.0	100.0
Cost of revenues	(89.0)	(87.3)	(87.3)
Gross profit	11.0	12.7	12.7
Selling, general and administrative expenses	(4.2)	(3.3)	(3.2)
Expenses related to flooding	(17.2)	—	—
Expenses related to reduction in workforce	(0.4)	—	—
Operating (loss) income	(10.8)	9.4	9.5
Interest income	0.1	0.1	0.1
Interest expense	(0.1)	(0.1)	(0.1)
Foreign exchange gain (loss), net	0.3	(0.2)	(0.1)
Other income	0.1	0.1	0.1
(Loss) income before income taxes	(10.3)	9.3	9.5
Income tax benefit (expense)	0.3	(0.6)	(0.7)
Net (loss) income	(10.0)%	8.7%	8.8%

The following table sets forth our revenues by end market for the periods indicated.

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
		(in thousands)	
Optical communications	$399,343	$587,818	$413,385
Lasers, sensors, and other	165,389	155,752	92,327
Total	$564,732	$743,570	$505,712

We operate and internally manage a single operating segment. As such, discrete information with respect to separate product lines and segments is not accumulated.

Comparison of Year Ended June 29, 2012 to Year Ended June 24, 2011

Total revenues. Our total revenues decreased by $178.8 million, or 24.1%, to $564.7 million for fiscal 2012, as compared to $743.6 million for fiscal 2011. This decrease was primarily due to (1) the effects of severe flooding in Thailand during October and November 2011, including cessation of production at our Chokchai facilities and the temporary suspension of production at our Pinehurst facilities, and (2) reduced customer demand for our optical communications manufacturing services during fiscal 2012, partially offset by a $9.6 million increase in our revenues from non-optical communications products, primarily reflecting the growth of our programs for industrial lasers and sensors customers. Revenues from optical communications products represented 70.7% of our total revenues fiscal 2012, as compared to 79.1% for fiscal 2011.

Cost of revenues. Our cost of revenues decreased by $146.0 million, or 22.5%, to $502.8 million, or 89.0% of total revenues, for fiscal 2012, as compared to $648.8 million, or 87.3% of total revenues, for fiscal 2011. The decrease in absolute dollars was primarily in connection with a decrease in revenues due to (1) the effects of severe flooding in Thailand during October and November 2011 and (2) reduced customer demand for our optical communications manufacturing services. Cost of revenues also included share-based compensation expense of $1.5 million for fiscal 2012, as compared to $1.1 million for fiscal 2011.

Gross profit. Our gross profit decreased by $32.8 million, or 34.7%, to $61.9 million, or 11.0% of total revenues, for fiscal 2012, as compared to $94.7 million, or 12.7% of total revenues, for fiscal 2011.

SG&A expenses. Our SG&A expenses decreased by $1.3 million, or 5.4%, to $23.5 million, or 4.2% of total revenues, for fiscal 2012, as compared to $24.8 million, or 3.3% of total revenues, for fiscal 2011. Our SG&A expenses decreased in absolute dollars during fiscal 2012, as compared to fiscal 2011, due primarily to (1) no recognition of accrued executive bonuses during fiscal 2012 as compared to $2.6 million of accrued executive bonuses recorded in fiscal 2011, (2) the allocation of a portion of payroll expense that we typically record in SG&A expenses to "Expenses related to flooding" because of changes in roles and responsibilities of certain employees who were temporarily assigned to work on flood abatement and recovery efforts, and (3) a $0.7 million decrease in severance liability expense in fiscal 2012 as compared to fiscal 2011 due to a reduction in workforce as a result of our ongoing effort to achieve greater efficiencies in all areas of our business, partially offset by an increase in business development and research and development spending during the first quarter of fiscal 2012 and legal expenses of $0.1 million relating to the filing of a registration statement on Form S-3 during the second quarter of fiscal 2012. We also recorded share-based compensation charges of $3.1 million for fiscal 2012, as compared to $2.3 million for fiscal 2011.

Expenses related to flooding. In fiscal 2012, we recognized $97.3 million of expenses related to the October and November 2011 flooding in Thailand. It mainly consisted of losses of $48.5 million related to damage to customer-owned equipment and machinery, $28.4 million related to damage to our inventory and customer-owned inventory, $4.6 million related to damage to our machinery and equipment, $2.4 million related to damage to our Chokchai facility, and $13.4 million of other flood-related expenses.

Expenses related to reduction in workforce. During the fourth quarter of fiscal 2012, we implemented a reduction in workforce and incurred expenses of approximately $2.0 million, which represented severance and benefits costs associated with the termination of approximately 170 employees in accordance with contractual obligations and local regulations.

Operating (loss) income. Our operating income decreased by $130.8 million to an operating loss of $(60.8) million, or (10.8)% of total revenues, for fiscal 2012, as compared to operating income of $70.0 million, or 9.4% of total revenues, for fiscal 2011.

Interest income. Our interest income increased by $0.3 million to $0.8 million, for fiscal 2012, as compared to $0.5 million for fiscal 2011, due to increases in cash and cash equivalent balances and increases in interest rates.

Interest expense. Our interest expense increased by $70,000 to $427,000 for fiscal 2012, as compared to $357,000 for fiscal 2011, due to an increase in our long-term loan balances.

(Loss) income before income taxes. We recorded loss before income taxes of $(58.4) million for fiscal 2012, as compared to income before income taxes of $68.9 million for fiscal 2011.

Income tax benefit (expense). Our provision for income tax reflects an effective tax rate of (3.4)% (tax benefit) for fiscal 2012, as compared to an effective tax rate of 6.6% for fiscal 2011. The decrease in effective tax rate in fiscal 2012 as compared to fiscal 2011 was due to the effects of the reassessment of our projected full year effective tax rate to take into account the impact on our operations of the flooding in Thailand that occurred in October and November 2011, resulting in the recording of additional deferred tax assets of $3.4 million for fiscal 2012 and the impact of an income tax rate change for our subsidiary in China, resulting in a reduction in income tax expense of $0.3 million for fiscal 2012.

Net (loss) income. We recorded a net loss of $(56.5) million, or (10.0)% of total revenues for fiscal 2012, as compared to $64.3 million, or 8.7% of total revenues, for fiscal 2011, a decrease of $120.8 million, or 187.8%.

Comparison of Year Ended June 24, 2011 to Year Ended June 25, 2010

Total revenues. Our total revenues increased by $237.9 million, or 47.0%, to $743.6 million for fiscal 2011, as compared to $505.7 million for fiscal 2010. This increase was the result of $174.4 million increase in our revenues from optical communications products, primarily reflecting the growth in optical switching, higher speed transmission devices and tunable devices, and $63.5 million increase in our revenues from non-optical communications products, primarily reflecting the growth of our programs for industrial laser and sensor customers, primarily related to medical equipment and automotive devices. Revenues from optical communications products represented 79.1% of our total revenues for fiscal 2011, as compared to 81.7% for fiscal 2010. As of June 25, 2010, JDS Uniphase Corporation was no longer classified as a related party. For fiscal 2011, revenues from the sales of products to JDS Uniphase Corporation was no longer recorded as revenues, related parties due to a reduction of share ownership through JDSU's participation in our initial public offering as a selling shareholder.

Cost of revenues. Our cost of revenues increased by $207.5 million, or 47.0%, to $648.8 million, or 87.3% of total revenues, for fiscal 2011, as compared to $441.4 million, or 87.3% of total revenues, for fiscal 2010. The increase in absolute dollars was primarily due to higher volumes of materials used in our production in fiscal 2011. Additionally, cost of revenues for fiscal 2010 was reduced by $5.0 million primarily as a result of the recovery of the costs of obsolete inventory from a customer and the reversal of certain long outstanding payables with expiring statute of limitations. Cost of revenues also included share-based compensation expense of $1.1 million for fiscal 2011, as compared to $0.3 million for fiscal 2010.

Gross profit. Our gross profit increased by $30.4 million, or 47.3%, to $94.7 million, or 12.7% of total revenues, for fiscal 2011, as compared to $64.3 million, or 12.7% of total revenues, for fiscal 2010.

SG&A expenses. Our SG&A expenses increased by $8.6 million, or 53.2%, to $24.8 million, or 3.3% of total revenues, for fiscal 2011, as compared to $16.2 million, or 3.2% of total revenues, for fiscal 2010. Our SG&A expenses increased in absolute dollars during fiscal 2011 as compared to fiscal 2010 due primarily to the recognition of accrued bonuses of $2.6 million in connection with our fiscal 2011 executive incentive plan, which was adopted in October 2010, the recognition of $1.1 million in costs associated with operating and reporting as a public company, the recognition of $0.6 million in expenses in connection with our secondary public offering in March 2011, and the recognition of $0.4 million of severance and other expenses in connection with an executive's separation from Fabrinet in February 2011. We also recorded share-based compensation charges of $2.3 million for fiscal 2011, as compared to $0.4 million for fiscal 2010.

Operating income. Our operating income increased by $21.8 million to $70.0 million, or 9.4% of total revenues, for fiscal 2011, as compared to $48.2 million, or 9.5% of total revenues, for fiscal 2010.

Interest income. Our interest income increased by $0.2 million to $0.5 million, for fiscal 2011, as compared to $0.3 million for fiscal 2010, primarily due to an increase in cash balances.

Interest expense. Our interest expense decreased by $0.1 million to $0.4 million for fiscal 2011, as compared to $0.5 million for fiscal 2010. The decrease was primarily due to decreases in our long-term loan interest rates and the repayment of $6.0 million of our long-term loans.

Income before income taxes. We recorded income before income tax expenses of $68.9 million for fiscal 2011, as compared to $48.1 million for fiscal 2010.

Provision for income tax. Our provision for income tax reflects an effective tax rate of 6.6% for fiscal 2011, as compared to an effective tax rate of 7.8% for fiscal 2010. The decrease in effective tax rate in fiscal 2011 as compared to fiscal 2010 was due to an income tax exemption from the Thailand Board of Investment relating to income from Pinehurst Building 5 of $1.2 million.

Net income. Our net income increased to $64.3 million, or 8.7% of total revenues, for fiscal 2011, as compared to $44.3 million, or 8.8% of total revenues, for fiscal 2010, an increase of $20.0 million, or 45.1%.

Liquidity and Capital Resources

To date, we have primarily financed our operations through cash flow from operations, drawdowns under our commercial loans, and the sale of ordinary shares in our initial public offering in June 2010. As of June 29, 2012, we had approximately $115.5 million in cash and cash equivalents and approximately $38.6 million of outstanding debt. As of June 24, 2011, we had approximately $127.3 million in cash and cash equivalents and approximately $16.4 million of outstanding debt.

Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less which are placed with banks and other financial institutions. For fiscal 2012 and fiscal 2011, the weighted average interest rate on our cash and cash equivalents was 0.8% and 0.6%, respectively.

We expect that our cash position will continue to be materially impacted by expenditures related to recovery from the flooding of our facilities in Thailand and lost revenue. We have incurred, and expect to continue to incur, certain charges and expenses related to the flooding; some of which will be cash charges and expenses, such as those described in Note 22 to the Notes to Consolidated Financial Statements. We also have to pay significantly more for our current property and casualty insurance for our operations in Thailand (See Note 22 to the Notes to Consolidated Financial Statements). We have submitted claims to our insurers for business interruption losses attributable to the effects of flooding during the second and third quarters of fiscal 2012, as well as claims for owned and consigned inventory losses, owned and consigned equipment losses, and damage to our buildings at Pinehurst, which we own, and Chokchai, which we leased. In the first quarter of fiscal 2013, we plan to submit a claim for business interruption losses for the three months ended June 29, 2012. We expect to experience additional business interruption losses during the first quarter of fiscal 2013, and therefore expect to submit an additional claim for such losses in the second quarter of fiscal 2013.

A number of exclusions and limitations in our policies (such as coinsurance, facilities location sub-limits and policy covenants) may reduce the aggregate amount that we will ultimately recover for our losses from our insurers. In addition, our insurers could reject the valuation methodologies we have used to estimate our losses and apply different valuation methodologies, which could also reduce our aggregate recovery amount. However, based on the information that we have at this time, we believe that we will ultimately recover a majority of our losses. We further believe that, although the difference between our aggregate claims and our insurance recoveries may ultimately be material, this will not have a material and adverse effect on our financial condition or results of operation. We continue to have discussions with our customers regarding their assessments of the damage to, and valuation of, consigned inventory and assets that were under our care, custody and control at our Chokchai facility. In some cases, there may be material differences between our assessments and our customers' assessments. There may also be differences of opinion regarding who bears responsibility for certain losses as a result of the flooding. We continue to review these differences with our customers and, depending on the outcome of these discussions, we may incur additional costs and expenses in connection with our customers' recovery efforts. We will recognize insurance recoveries if and when they become realizable and probable.

In addition, the flooding may continue to impact some of our customers' ability to pay us amounts that they owe us, which could materially impact the timing of the realization of our receivables. Therefore, because of the uncertainty of the timing of these recoveries, the potential impact to our receivables and the fact that we could be required to use significant amounts of our cash to pay for flood-related expenses and losses before we receive any proceeds from our insurers, our liquidity and capital resources could be materially and adversely affected by such cash outlays unless and until we are able to collect on these recoveries from our insurers. Notwithstanding the foregoing, we believe that our current cash and cash equivalents, and cash flow from operations will be sufficient to meet our working capital and capital expenditure needs for the next 12 months. Our ability to sustain our working capital position is subject to a number of risks that we discuss in Item 1A of this Annual Report on Form 10-K.

In June 2010, we entered into an agreement to purchase land in Thailand for the construction of Pinehurst Building 6. The land purchase was completed in August 2010 and construction of Building 6 was completed in April 2012. We believe that our current manufacturing capacity is sufficient to meet anticipated production requirements for the next few years. We maintain a long-term credit facility associated with construction of production facilities at our Pinehurst campus in Thailand that will come due within the next 57 months. We anticipate that our internally generated working capital, along with our cash and cash equivalents will be adequate to repay this obligation.

The following table shows our net cash provided by operating activities, net cash used in investing activities and net cash provided by (used in) financing activities for the periods indicated:

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
		(in thousands)	
Net cash provided by operating activities	$ 2,251	$ 41,282	$ 17,846
Net cash used in investing activities	(37,378)	(23,590)	(10,718)
Net cash provided by (used in) financing activities	23,202	23,886	(37,298)
Net (decrease) increase in cash and cash equivalents	(11,925)	41,578	(30,170)
Cash and cash equivalents, beginning of period	127,282	84,942	114,845
Cash and cash equivalents, end of period	115,507	127,282	84,942

Operating Activities

Net cash provided by operating activities decreased by $39.0 million, or 94.5%, to $2.3 million for fiscal 2012, as compared to net cash provided by operating activities of $41.3 million for fiscal 2011. The decrease in net cash from operations for fiscal 2012, as compared to fiscal 2011, was primarily due to a decrease in net income and an increase in working capital due to the impact of the flooding.

Net cash provided by operating activities increased by $23.5 million, or 131.3%, to $41.3 million for fiscal 2011, as compared to net cash provided by operating activities of $17.8 million for fiscal 2010. The increase in net cash from operations for fiscal 2011 was primarily due to an increase in net income for the year.

Investing Activities

Net cash used in investing activities increased by $13.8 million to $37.4 million for fiscal 2012, as compared to $23.6 million for fiscal 2011. The increase in net cash used in investing activities was primarily due to additional progress payments for construction of Pinehurst Building 6 and new equipment purchases to replace flood-damaged equipment.

Net cash used in investing activities increased by $12.9 million to $23.6 million for fiscal 2011, as compared to $10.7 million for fiscal 2010. The increase in net cash used in investing activities was primarily related to additional payments for the purchase of land and construction in progress for Pinehurst Building 6, and the purchase of new equipment.

Financing Activities

Net cash provided by financing activities decreased by $0.7 million, or 2.9%, to $23.2 million for fiscal 2012, as compared to net cash provided by financing activities of $23.9 million for fiscal 2011. This decrease in net cash provided by financing activities was primarily due to $26.3 million in proceeds from our initial public offering and $2.0 million in proceeds from draw downs under our loan facility for construction of Pinehurst Building 6 in fiscal 2011, as compared to $28.0 million in proceeds from draw downs under our loan facility for construction of Pinehurst Building 6 in fiscal 2012.

Net cash provided by financing activities increased by $61.2 million to $23.9 million for fiscal 2011, as compared to net cash used in financing activities of $37.3 million for fiscal 2010. This increase in net cash provided by financing activities was primarily due to net proceeds from our initial public offering of $26.3 million in fiscal 2011, as compared to a dividend payment of $30.8 million to shareholders in fiscal 2010.

Contractual Obligations

The following table sets forth certain of our contractual obligations as of June 29, 2012:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Long-term debt obligations	$38,579	$ 9,668	$18,411	$10,500	—
Interest expense obligation(1)	2,663	1,043	1,271	349	—
Operating lease obligations	1,032	778	239	15	—
Severance liabilities	4,420	237	163	282	3,738
Provision for uncertain income tax position	1,905	574	1,331	—	—
Construction commitments	899	899	—	—	—
Total	$49,498	$13,199	$21,415	$11,146	$3,738

(1) Interest expense obligation reflects the variable interest rates on long-term debt obligations using interest rates as of June 29, 2012. The interest rates ranged between 2.0% and 3.3%. For further discussion of long-term debt obligations, see Note 12 of our audited consolidated financial statements.

In June 2010, we entered into an agreement to purchase land in Thailand for the purpose of constructing Pinehurst Building 6, and we paid approximately $2.2 million as a deposit. In August 2010, we paid the balance of approximately $5.2 million and title was transferred to us. The total cost to construct the facility was $31.6 million. We completed construction of Pinehurst Building 6 in April 2012.

As of June 29, 2012, our long-term debt obligations consisted of two loan agreements and our aggregate outstanding borrowings under these agreements were approximately $38.6 million. One loan is secured by certain property, plant and equipment and the other loan has no collateral, but both loans prescribe maximum ratios of debt to equity, and minimum levels of debt service coverage ratios (i.e., earnings before interest expenses and depreciation and amortization plus cash on hand minus short-term debts divided by current portion of long-term debts plus interest expenses). These financial ratio covenants could restrict our ability to incur additional indebtedness and limit our ability to use our cash. Our long-term debt obligations also include customary events of default.

As of June 29, 2012, we were in compliance with our long-term loan agreements. Nonetheless, in the event of a default on these loans or a breach of a financial ratio covenant, the lenders may immediately cancel the loan agreements, deem the full amount of the outstanding indebtedness immediately due and payable, charge us interest on a monthly basis on the full amount of the outstanding indebtedness and, if we cannot repay all of our outstanding obligations, sell the assets pledged as collateral for the loans in order to fulfill our obligations to the lenders. We may also be held responsible for any damages and related expenses incurred by the lender as a result of any default.

We have entered into short-term lending arrangements that are unused but available as needed. As of June 29, 2012, unused borrowing capacity available under short-term banking facilities totaled $8.2 million.

As of June 29, 2012, we also had certain operating lease arrangements where the lease payments are calculated based on specified formulas. Our rental expenses under these leases were $1.8 million, $1.9 million and $1.8 million for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Capital Expenditures

The following table sets forth our capital expenditures, which include amounts for which payments have been accrued, for the periods indicated.

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
		(in thousands)	
Capital expenditures	$37,386	$27,023	$11,889

Our capital expenditures for fiscal 2012 principally consisted of investment in the construction of Pinehurst Building 6, investment in facilities improvements to defend against future flooding, and the repair, restoration and replacement of flood-damaged equipment. Our capital expenditures for fiscal 2011 principally consisted of payment of the remaining balance for the purchase of land for Pinehurst Building 6, investment in the construction of Building 6 and investment in equipment for our manufacturing facilities. Our capital expenditures for fiscal 2010 principally consisted of investments in capital equipment, software, hardware and facilities, which included a $2.2 million deposit toward the purchase of land for Pinehurst Building 6. During fiscal 2013, we expect to purchase additional equipment for our manufacturing facilities.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We also do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Recent Accounting Pronouncements

See Note 2.2 of the Notes to Consolidated Financial Statements for recent accounting pronouncements that could have an effect on us.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

We had cash and cash equivalents totaling $115.5 million, $127.3 million and $84.9 million as of June 29, 2012, June 24, 2011 and June 25, 2010, respectively. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in highly liquid investments with maturities of three months or less from the original dates of purchase. The cash and cash equivalents are held for working capital purposes. We have not used derivative financial instruments in our investment portfolio. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had declined by 10 basis points during fiscal 2012, fiscal 2011 and fiscal 2010, our interest income would have decreased by approximately $106,000, $88,000 and $70,000, respectively, assuming consistent investment levels.

Interest rate risk also refers to our exposure to movements in interest rates associated with our interest bearing liabilities. The interest bearing liabilities are denominated in U.S. dollars and the interest expense is based on the Singapore Inter-Bank Offered Rate, or SIBOR, and the London Inter-Bank Offered Rate, or LIBOR, plus an additional margin, depending on the lending institution. If the SIBOR and the LIBOR had increased by 100 basis points during fiscal 2012, fiscal 2011 and fiscal 2010, our interest expense would have increased by approximately $0.4 million, $0.2 million and $0.2 million, respectively, assuming consistent borrowing levels.

Foreign Currency Risk

As a result of our foreign operations, we have significant expenses, assets and liabilities that are denominated in foreign currencies. Substantially all of our employees and most of our facilities are located in Thailand and the PRC. Therefore, a substantial portion of our payroll as well as certain other operating expenses are paid in Thai baht or RMB. The significant majority of our revenues are denominated in U.S. dollars because our customer contracts generally provide that our customers will pay us in U.S. dollars.

As a consequence, our gross profit margins, operating results, profitability and cash flows are adversely impacted when the dollar depreciates relative to the Thai baht or the RMB. We have a particularly significant currency rate exposure to changes in the exchange rate between the Thai baht and the U.S. dollar. We must translate foreign currency-denominated results of operations, assets and liabilities for our foreign subsidiaries to U.S. dollars in our consolidated financial statements. Consequently, increases and decreases in the value of the U.S. dollar compared to such foreign currencies will affect our reported results of operations and the value of our assets and liabilities on our consolidated balance sheets, even if our results of operations or the value of those assets and liabilities has not changed in its original currency. These transactions could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of our assets, liabilities and shareholders' equity.

In addition, we are exposed to foreign exchange risk in connection with the credit facility and cross currency swap arrangements we entered into with TMB Bank Public Company Limited (the "Bank") in May 2011 for the construction of Pinehurst Building 6. The terms of the contract with the Bank provide the following facilities: (1) a term loan facility for up to Thai baht 960 million (equal to $30.0 million) with a fixed interest rate of 5.28% per annum, (2) a hedging facility for currency swaps with a notional amount of $30.0 million, and (3) a settlement limit of Thai baht 65 million, subject to certain terms and conditions as set forth therein. As of March 30, 2012, we had drawn down the entire $30.0 million available under the credit facility. Borrowings and interest under the term loan are scheduled to be repaid on a quarterly basis between September 2011 and March 2017. Under the terms of the cross currency interest rate swap arrangement, all amounts drawn in Thai baht have been converted to U.S. dollars for repayment by us on a quarterly basis at the floating rate of 3-month U.S. LIBOR plus 2.8% per annum.

We attempt to hedge against these exchange rate risks by entering into hedging contracts that are typically one to six months in duration, leaving us exposed to longer term changes in exchange rates. We realized foreign currency gains of $1.6 million during fiscal 2012 and foreign currency losses of $1.4 million during fiscal 2011. As foreign currency exchange rates fluctuate relative to the U.S. dollar, we expect to incur foreign currency translation adjustments and may incur foreign currency exchange losses. For example, a 10% weakening in the U.S. dollar against the Thai baht and the RMB as of June 29, 2012 and June 24, 2011 would have resulted in an increase in our net dollar position of approximately $0.7 million and a decrease in our net dollar position of approximately $0.02 million, respectively. We cannot give any assurance as to the effect that future changes in foreign currency rates will have on our consolidated financial position, operating results or cash flows.

Credit Risk

Credit risk refers to our exposures to financial institutions, suppliers and customers that have in the past and may in the future experience financial difficulty, particularly in light of recent conditions in the credit markets and the global economy. As of June 29, 2012 our cash and cash equivalents were held in deposits and highly liquid investment products with maturities of three months or less with banks and other financial institutions having credit ratings of A minus or above. We generally monitor the financial performance of our suppliers and customers, as well as other factors that may affect their access to capital and liquidity. Presently, we believe that we will not incur material losses due to our exposures to such credit risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of Fabrinet

Supplementary Financial Data

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of June 29, 2012.

PricewaterhouseCoopers ABAS Ltd., an independent registered public accounting firm, audited the effectiveness of the Company's internal control over financial reporting as of June 29, 2012, as stated in their report on page 57 of this Annual Report on Form 10-K.

/s/ David T. Mitchell	/s/ Toh-Seng Ng
David T. Mitchell Chief Executive Officer and Chairman of the Board August 28, 2012	Toh-Seng Ng Executive Vice President and Chief Financial Officer August 28, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Fabrinet

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Fabrinet and its subsidiaries (the "Group") as of June 29, 2012 and June 24, 2011, and the results of their operations and their cash flows for each of the years ended June 29, 2012, June 24, 2011 and June 25, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 29, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and on the Company's internal control over financial reporting based on our audits, which were integrated audits in 2012 and 2011. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers ABAS Ltd.

PricewaterhouseCoopers ABAS Ltd.
Bangkok, Thailand
August 28, 2012

FABRINET

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share data)	June 29, 2012	June 24, 2011
Assets		
Current assets		
Cash and cash equivalents	$ 115,507	$ 127,282
Trade accounts receivable, net	128,253	117,705
Inventories, net	103,223	106,467
Investment in leases	—	448
Deferred tax assets	4,088	1,308
Prepaid expenses	3,571	2,028
Other current assets	6,029	2,438
Total current assets	360,671	357,676
Non-current assets		
Property, plant and equipment, net	97,923	75,410
Intangibles, net	380	892
Investment in leases	—	1,163
Deferred tax assets	1,764	1,953
Deposits and other non-current assets	624	681
Total non-current assets	100,691	80,099
Total assets	$461,362	$437,775
Liabilities and Shareholders' Equity		
Current liabilities		
Long-term loans from banks, current portion	$ 9,668	$ 4,398
Trade accounts payable	86,000	92,563
Construction-related payable	2,222	2,475
Income tax payable	353	1,858
Deferred tax liability	1,405	1,056
Accrued payroll, bonus and related expenses	5,181	7,677
Accrued expenses	2,630	3,986
Other payables	6,601	3,796
Liabilities to third parties due to flood losses	61,198	—
Total current liabilities	175,258	117,809
Non-current liabilities		
Long-term loans from banks, non-current portion	28,911	11,979
Severance liabilities	4,420	4,478
Other non-current liabilities	2,064	1,982
Total non-current liabilities	35,395	18,439
Total liabilities	210,653	136,248
Commitments and contingencies (Note 19)		
Shareholders' equity		
Preferred shares (5,000,000 shares authorized, $0.01 par value; no shares issued and outstanding as of June 29, 2012 and June 24, 2011)	—	—
Ordinary shares (500,000,000 shares authorized, $0.01 par value; 34,470,829 shares and 34,207,579 shares issued and outstanding as of June 29, 2012 and June 24, 2011, respectively)	345	342
Additional paid-in capital	65,462	59,816
Retained earnings	184,902	241,369
Total shareholders' equity	250,709	301,527
Total Liabilities and Shareholders' Equity	$ 461,362	$ 437,775

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars)	Year Ended June 29, 2012	Year Ended June 24, 2011	Year Ended June 25, 2010
Revenues			
Revenues	$ 564,732	$ 743,570	$ 424,548
Revenues, related parties	—	—	81,164
Total revenues	564,732	743,570	505,712
Cost of revenues	(502,818)	(648,823)	(441,370)
Gross profit	61,914	94,747	64,342
Selling, general and administrative expenses	(23,466)	(24,806)	(16,192)
Expenses related to flooding	(97,286)	—	—
Expenses related to reduction in workforce	(1,978)	—	—
Operating (loss) income	(60,816)	69,941	48,150
Interest income	844	494	327
Interest expense	(427)	(357)	(500)
Foreign exchange gain (loss), net	1,569	(1,430)	(40)
Other income	395	216	153
(Loss) income before income taxes	(58,435)	68,864	48,090
Income tax benefit (expense)	1,968	(4,535)	(3,767)
Net (loss) income	$ (56,467)	$ 64,329	$ 44,323
(Loss) earnings per share			
Basic	$ (1.64)	$ 1.90	$ 1.44
Diluted	$ (1.64)	$ 1.87	$ 1.41
Weighted average number of ordinary shares outstanding (thousands of shares)			
Basic	34,382	33,922	30,854
Diluted	34,382	34,407	31,369

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of U.S. dollars, except share data)	Ordinary Share		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balances at June 26, 2009	30,636,622	$306	$29,633	$163,566	$193,505
Net income	—	—	—	44,323	44,323
Shares issued pursuant to initial public offering, net of offering costs	2,830,000	28	24,017	—	24,045
Share-based compensation expense related to the Amended and Restated 1999 Share Option Plan	—	—	655	—	655
Shares issued under the Amended and Restated 1999 Share Option Plan	285,108	3	481	—	484
Dividends to shareholders	—	—	—	(30,849)	(30,849)
Balances at June 25, 2010	33,751,730	$337	$54,786	$177,040	$232,163
Net income	—	—	—	64,329	64,329
Share-based compensation expense related to the Amended and Restated 1999 Share Option Plan and the 2010 Performance Incentive Plan	—	—	3,460	—	3,460
Shares issued under the Amended and Restated 1999 Share Option Plan and the 2010 Performance Incentive Plan	455,849	5	1,570	—	1,575
Balances at June 24, 2011	34,207,579	$342	$59,816	$241,369	$301,527
Net loss	—	—	—	(56,467)	(56,467)
Share-based compensation expense related to the Amended and Restated 1999 Share Option Plan and the 2010 Performance Incentive Plan	—	—	4,649	—	4,649
Shares issued under the Amended and Restated 1999 Share Option Plan and the 2010 Performance Incentive Plan	263,250	3	997	—	1,000
Balances at June 29, 2012	34,470,829	$345	$65,462	$184,902	$250,709

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U. S. dollars)	Year Ended June 29, 2012	Year Ended June 24, 2011	Year Ended June 25, 2010
Cash flows from operating activities			
Net (loss) income for the year	$ (56,467)	$ 64,329	$ 44,323
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	9,339	8,696	7,705
Amortization of intangibles	374	499	504
Write-off /(Gain) on disposal of property, plant and equipment	17	(10)	3
Allowance for doubtful accounts and warranties	73	90	71
Unrealized (gain) loss on exchange rate and fair value of derivative	(925)	215	(329)
Share-based compensation	4,649	3,460	655
Deferred income tax	(2,242)	(939)	(464)
Provision for uncertain tax position and severance liabilities, net of payments	144	464	646
Inventory obsolescence	499	15	(1,113)
Loss from written-off assets and liabilities to third parties due to flood losses	83,871	—	—
Changes in operating assets and liabilities			
Trade accounts receivable	(10,672)	(16,229)	(49,756)
Trade accounts receivable, related parties	—	—	12,264
Inventories	(13,867)	(8,336)	(49,192)
Other current assets and non-current assets	(5,291)	(1,998)	(3,040)
Trade accounts payable	(6,563)	(10,414)	51,957
Trade accounts payable, related parties	—	—	(2,557)
Income tax payable	(1,505)	393	1,657
Other current liabilities and non-current liabilities	817	1,047	4,512
Net cash provided by operating activities	2,251	41,282	17,846
Cash flows from investing activities			
Purchase of property, plant and equipment	(35,535)	(22,309)	(8,224)
Deposit for land purchase	—	—	(2,162)
Purchase of intangibles	(147)	(110)	(380)
Purchase of assets for lease under direct financing leases	(2,940)	(1,624)	(3)
Proceeds from direct financing leases	1,217	324	33
Proceeds from disposal of property, plant and equipment	27	129	18
Net cash used in investing activities	(37,378)	(23,590)	(10,718)
Cash flows from financing activities			
Receipt of long-term loans from banks	28,000	2,000	1,000
Repayment of long-term loans from banks	(5,798)	(6,008)	(7,933)
Proceeds from initial public offering, net	—	26,319	—
Proceeds from issuance of ordinary shares under employee share option plans	1,000	1,575	484
Payment of dividends to shareholders	—	—	(30,849)
Net cash provided by (used in) financing activities	23,202	23,886	(37,298)
Net (decrease) increase in cash and cash equivalents	$ (11,925)	$ 41,578	$ (30,170)
Movement in cash and cash equivalents			
Cash and cash equivalents at beginning of period	$127,282	$ 84,942	$114,845
(Decrease) increase cash and cash equivalents	(11,925)	41,578	(30,170)
Effect of exchange rate on cash and cash equivalents	150	762	267
Cash and cash equivalents at end of period	$115,507	$127,282	$ 84,942
Supplemental disclosures			
Cash paid for			
Interest	$ 711	$ 353	$ 535
Taxes	1,807	5,254	2,584
Cash received for interest	782	477	345
Non-cash investing and financing activities			
Receivable from initial public offering	—	—	26,319
Construction-related payable	2,222	2,475	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and organization

General

Fabrinet ("Fabrinet" or the "Company") was incorporated on August 12, 1999, and commenced operations on January 1, 2000. The Company is an exempted company incorporated with limited liability and is domiciled in the Cayman Islands, British West Indies. Fabrinet and its direct and indirect subsidiaries are referred to as the "Group".

The Group provides precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers (OEMs) of complex products, such as optical communication components, modules and sub-systems, industrial lasers and sensors. The Group offers a broad range of advanced optical capabilities across the entire manufacturing process, including process design and engineering, supply chain management, manufacturing, integration and full product assembly and test. The Group focuses primarily on the production of low-volume, high-mix products.

The Company has the following direct and indirect subsidiaries:

- Fabrinet Co., Ltd., ("Fabrinet Thailand") incorporated in Thailand on September 27, 1999;
- Fabrinet USA, Inc., incorporated in the U.S. in the State of California on October 12, 1999;
- FBN New Jersey Manufacturing, Inc., incorporated in the U.S. in the State of Delaware on May 11, 2005;
- Fabrinet China Holdings, incorporated in Mauritius, and CASIX Inc., incorporated in the People's Republic of China, were both acquired on May 29, 2005;
- Fabrinet Pte., Ltd., incorporated in Singapore on November 14, 2007; and
- Fabrinet AB, incorporated in Sweden on September 29, 2010.

Asia Pacific Growth Fund III, L.P. held 26.2%, 26.5% and 46.1% of the Company's share capital (fully diluted) as of June 29, 2012, June 24, 2011 and June 25, 2010, respectively.

2. Accounting policies

2.1 Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the Company and its direct and indirect subsidiaries listed in Note 1. All inter-company accounts and transactions have been eliminated.

Fiscal years

The Company uses a 52-53 week fiscal year ending on the Friday closest to June 30. Fiscal 2012 consisted of 53 weeks and ended on June 29, 2012. Fiscal 2011 and fiscal 2010 each consisted of 52 weeks and ended on June 24, 2011 and June 25, 2010, respectively.

Use of estimates

The preparation of the Group's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amount of total revenues and expense during the year. The Group bases estimates on historical experience and various assumptions about the future that are believed to be reasonable based on available information. The Group's reported financial position or results of operations may be materially different under different conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies, which are discussed below. Significant assumptions are used in accounting for business combinations, share-based compensation, allowance for doubtful accounts, income taxes and inventory obsolescence, among others. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

Fair value of financial instruments

The carrying amounts of certain financial instruments, which include cash and cash equivalents, trade accounts receivable, and trade accounts payable, approximate their fair values due to their short maturities. The carrying amounts of borrowings approximate their fair values as the applicable interest rate is based on market interest rates. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Cash and cash equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at fair market value and considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, time deposits with maturities of less than 3 months and money market accounts.

Accounts receivable

Accounts receivable are carried at anticipated realizable value. The Group assesses the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collection and the age of past due receivables and provides an allowance for doubtful receivables based on a review of all outstanding amounts at the period end. Bad debts are written off when identified.

Unanticipated changes in the liquidity or financial position of the Group's customers may require revision to the allowances for doubtful accounts.

Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.

As of June 29, 2012, the Group's cash and cash equivalents were held in deposits and highly liquid investment products with maturities of three months or less with banks and other financial institutions having credit ratings of A minus or above. The Group had four customers and five customers that each contributed to 10% or more of its total accounts receivable as of June 29, 2012 and June 24, 2011, respectively.

Accounts receivable include amounts due from companies which are monitored by the Group for credit worthiness. Management has implemented a program to closely monitor near term cash collection and credit exposures and believes no material loss will be incurred.

Accounts receivable from individual customers that were equal to or greater than 10% of accounts receivable as of June 29, 2012 and June 24, 2011 were as follows:

	June 29, 2012	June 24, 2011
JDS Uniphase Corporation	17%	23%
Oclaro, Inc.	15	14
Opnext, Inc.	15	10
EMCORE Corporation	12	11
Finisar Corporation	*	10

* Less than 10% of total accounts receivable as at the end of period.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the standard costing method, which approximates actual costs computed on a first-in, first-out basis not in excess of net realizable market value. Market value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. The Group assesses the valuation of inventory on a quarterly basis and writes down the value for estimated excess and obsolete inventory based upon estimates of future demand.

Operating leases

Payments made under operating leases are expensed on a straight-line basis over the lease term.

Investment in leases

The Company uses the direct finance method of accounting to record its direct financing leases and related interest income. At the inception of a lease, the Company records as an asset the aggregate future minimum lease payments receivable, plus the estimated residual value of the leased equipment, less unearned lease income.

Residual values generally reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. Estimates are based on management's experience.

Unearned lease income is the amount by which the total lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income is recognized as revenue over the lease term using the effective interest method.

Property, plant and equipment

Land is stated at historical cost. Other property, plant and equipment, except for machinery under installation, are stated at historical cost less accumulated depreciation. Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

Building and building improvements	10 - 30 years
Leasehold improvements	Lower of useful life or lease period
Manufacturing equipment	3 - 5 years
Office equipment	5 years
Motor vehicles	5 years
Computer hardware	3 - 5 years

Machinery under installation is stated at historic cost; depreciation begins after it is fully installed and is used in the operations of the Group.

Gains and losses on disposal are determined by comparing proceeds with carrying amounts and are included in the consolidated statements of operations.

Impairment or disposal of long-lived assets (plant and equipment and other intangible assets)

The Group tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances that could trigger a review include, but are not limited to:

- Significant decreases in the market price of the asset;
- Significant adverse changes in the business climate or legal factors;
- Accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset;
- Current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or
- Current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability of long-lived assets or asset groups is measured by comparing their carrying amount to the projected undiscounted cash flows that the long-lived assets or asset groups are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment exceeds its fair value.

Borrowing costs

Borrowing costs are accounted for on an accrual basis and are charged to the consolidated statements of operations in the year incurred, except for interest costs on borrowings to finance certain qualifying assets. Such costs to finance qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use, as part of the cost of the assets. All other borrowing costs are expensed as incurred.

The capitalization rate used to determine the amount of interest to be capitalized is the weighted average interest rate applicable to the Group's outstanding borrowings during the year. Where funds are borrowed specifically for the acquisition, construction or production of assets, the amount of borrowing costs eligible for capitalization on the respective assets is determined as the actual borrowing costs are incurred on that borrowing during the respective periods.

Foreign currency transactions and translation

The consolidated financial statements are presented in United States Dollars ("$" or "USD").

The functional currency of Fabrinet and its subsidiaries is the USD. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Transaction gains and losses are included in other income and expense, net, in the accompanying consolidated statements of operations.

Revenue recognition

The Group derives total revenues primarily from the assembly of products under supply agreements with its customers and the fabrication of customized optics and glass. Revenues represent the invoiced value of products, net of trade discounts and allowances, and exclude goods and services tax. The Group recognizes revenues when realized or realizable and earned. The Group considers revenues realized or realizable and earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the customer, risk of loss has transferred to the customer and customer acceptance has been obtained, customer acceptance provisions have lapsed, or the Group has objective evidence that the criteria specified in the customer acceptance provisions have been satisfied. In situations where a formal acceptance is required but the acceptance only relates to whether the product meets its published specifications, revenues are generally recognized upon shipment provided all other revenue recognition criteria are met. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. The Group reduces revenues for rebates and other similar allowances. Revenues are recognized only if these estimates can be reasonably and reliably determined. The Group bases its estimates on historical results taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenues.

Services

The Group provides services for its customers that range from process design to product manufacturing. The Group recognizes service revenues when the services have been performed. The related costs are expensed as incurred.

Sales of goods

Revenues from sales of goods are generally recognized when the product is shipped to the customer and when there are no unfulfilled Group obligations that affect the customer's final acceptance of the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenues are recognized.

Income taxes

In accordance with FASB ASC Topic 740, *Income Taxes* ("FASB ASC 740"), the Group uses the asset and liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's subsidiaries are subject to income tax audits by the respective tax authorities in all of the jurisdictions in which they operate. The determination of tax liabilities in each of these jurisdictions requires the interpretation and application of complex and sometimes uncertain tax laws and regulations. The Group recognizes liabilities based on its estimate of whether, and the extent to which, additional tax liabilities are probable. If the Group ultimately determines that the payment of such a liability is not probable, then it reverses the liability and recognizes a tax benefit during the period in which the determination is made that the liability is no longer probable. The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that the Group makes certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on the Group's tax provision in a future period.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return.

Under FASB ASC 740, a company recognizes a tax benefit in the financial statements for an uncertain tax position only if management's assessment is that the position is "more likely than not" (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term "tax position" in FASB ASC 740 refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The accounting interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, recognition of interest and penalties, and accounting for the cumulative-effect adjustment at the date of adoption.

Employee contribution plan

The Group operates a defined contribution plan, known as a provident fund, in its Thai subsidiary. The assets of this plan are in a separate trustee-administered fund. The provident fund is funded by matching payments from employees and by the subsidiary on a monthly basis. Current contributions to the provident fund are accrued and paid to the fund manager on a monthly basis. The Group sponsors the Fabrinet U.S. 401(k) Retirement Plan (the "401(k) Plan"), a Defined Contribution Plan under ERISA, at its Fabrinet USA, Inc. and FBN New Jersey Manufacturing, Inc. subsidiaries, which provides retirement benefits for its eligible employees through tax deferred salary deductions.

Severance liabilities

Under labor protection laws applicable in Thailand and under the Fabrinet Thailand employment policy, all employees of Fabrinet Thailand with more than 120 days of service are entitled to severance pay on forced termination or retrenchment or in the event that the employee reaches the retirement age of 55. The entitlement to severance pay is determined according to an employee's individual employment tenure with the Group and is subject to a maximum benefit of 10 months of salary unless otherwise agreed upon in an employee's employment contract. The Group accounts for this severance liability on an actuarial basis using the Projected Unit Credit Method, using the long-term Thai government bond yield as a discount rate. There are no separate plan assets held in respect of this liability.

Annual leave

Employee entitlements to annual leave are recognized when they accrue to the employee. On termination of employment, accrued employee entitlement to annual leave is paid in cash.

Warranty provision

Provisions for estimated expenses relating to product warranties are made at the time the products are sold using historical experience. Generally, this warranty is limited to workmanship and the Group's liability is capped at the price of the product. The provisions will be adjusted when experience indicates an expected settlement will differ from initial estimates.

Warranty cost allowances of $51, $52 and $46 were recognized in the consolidated statements of operations for the years ended June 29, 2012, June 24, 2011 and June 25, 2010, respectively.

Shipping and handling costs

The Group records costs related to shipping and handling in cost of revenues for all periods presented.

Share-based compensation

Grants of share-based awards are accounted for under provision of FASB ASC Topic 718, *Compensation-Stock Compensation* ("FASB ASC 718"). Share-based compensation is recognized in the financial statements based on grant-date fair value. The Company estimates the fair value of share-based awards utilizing the Black-Scholes-Merton ("BSM") option-pricing model.

Net (loss) income per ordinary share

Net (loss) income per share is calculated in accordance with FASB ASC Subtopic 260-10, *Earnings Per Share* ("FASB ASC 260-10"), and SEC Staff Accounting Bulletin No. 98, or SAB 98. Under the provisions of FASB ASC 260-10 and SAB 98, basic net (loss) income per share is computed by dividing the net (loss) income available to ordinary shareholders for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net (loss) income per ordinary share is computed by dividing the net (loss) income for the period by the weighted average number of ordinary and potential ordinary shares outstanding during the period if their effect is dilutive.

2.2 *New Accounting Pronouncements*

In December 2011, the Financial Accounting Standards Board ("FASB" or the "Board') issued the Accounting Standards Update No. 2011-12 – Comprehensive Income (Topic 220) – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. Under the amendments in Update 2011-05, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and, on the face of the financial statements, where other comprehensive income is presented, by component of other comprehensive income for both annual and interim financial periods. The amendments in this Update supersede changes to those paragraphs in Update 2011-05 that pertain to how, when, and where reclassification adjustments are presented. All other requirements in Update 2011-05 are not affected by this amendment, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. This new guidance will not impact the Company's presentation, financial position, and results of operations.

In December 2011, the FASB issued the Accounting Standards Update No. 2011-11 – Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities. The amendments in this Update will enhance disclosures required by U.S. GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. Information about offsetting and related arrangements will enable users of an entity's financial statements to understand the effect of those arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. This guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company does not expect that the adoption of this guidance will have an effect on its consolidated financial statements.

In May 2011, the FASB issued the Accounting Standards Update No. 2011-04 – Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the Board does not intend for the amendments in this Update to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the Board's intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective during interim or annual periods beginning after December 15, 2011. Early application is not permitted. The Company adopted this guidance in the third quarter of fiscal year 2012, and has provided additional disclosures as required under ASU 2011-04.

3. Income taxes

Cayman Islands

The Company is domiciled in the Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gains. The Company has received this undertaking for a twenty year period ending August 24, 2019, and after the expiration date, the Company can make a request for renewal with the office of the Clerk of the Cabinet for another twenty years.

Income of the Company exempted from corporate income tax in the Cayman Islands amounted to $0, $51,554 and $40,738 in the years ended June 29, 2012, June 24, 2011 and June 25, 2010, respectively.

Thailand

Fabrinet Co., Ltd., the Company's wholly-owned direct subsidiary, is where the majority of operations and production takes place. The Company is not subject to tax from July 2010 through June 2015 on income generated from the manufacture of products at Pinehurst Building 5 and from July 2012 through June 2020 on income generated from the manufacture of products at Pinehurst Building 6. In addition, on December 21, 2011, the Thailand Revenue Department announced a reduction in corporate income tax rates for tax periods beginning on or after January 1, 2012. As a result of the announcement, enacted corporate income tax rates for the Company's subsidiary in Thailand will be reduced from 30% in fiscal 2012 to 23%, 20% and 20% in fiscal 2013, fiscal 2014 and fiscal 2015, respectively. As a result of this change, the Company's deferred tax balance and income tax expense decreased by a net amount of $121 during fiscal 2012.

People's Republic of China

Effective October 21, 2011, CASIX, the Company's wholly owned indirect subsidiary in China, was granted a tax privilege to reduce its corporate income tax rate from 25% to 15%. This privilege is retroactive to January 1, 2011 and valid until December 31, 2013, subject to renewal at the end of each three-year period. As a result of this change, deferred tax assets have decreased by $500, deferred tax liabilities decreased by $106, income tax payable decreased by $697, and income tax expense decreased by $303 ($0.01 per share) during fiscal 2012.

The Group's income tax expense consisted of the following:

	Year Ended		
	June 29, 2012	**June 24, 2011**	**June 25, 2010**
Current	$ 282	$5,168	$4,304
Deferred	(2,250)	(633)	(537)
Total income tax (benefit) expense	$(1,968)	$4,535	$3,767

The reconciliation between the Group's taxes that would arise by applying the basic tax rate of the country of the Group's principal operations, Thailand, to the Group's effective tax charge is shown below:

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
(Loss) income before income taxes	$(58,435)	$ 68,864	$ 48,090
Tax calculated at a corporate income tax rate of 30%	(17,531)	20,659	14,427
Effect of income taxes from locations with tax rates different from Thailand	(551)	(334)	(189)
Loss (income) not subject to tax *	15,240	(15,986)	(10,674)
Income tax on unremitted earnings	552	472	107
Effect of tax rate change	1,263	—	—
Effect of foreign exchange rate adjustment	(993)	95	—
Others	52	(371)	96
Corporate income tax (benefit) expense	$ (1,968)	$ 4,535	$ 3,767

* Income not subject to taxes relates to income earned in the Cayman Islands and income subject to investment promotion privilege for Building 5, from July 2010 through June 2015. Income not subject to tax per ordinary share on a diluted basis (in dollars) was $(0.44), $0.46 and $0.34 for the years ended June 29, 2012, June 24, 2011 and June 25, 2010, respectively.

As of June 29, 2012, there were tax losses of $2,456 carried forward due to severe flooding in Thailand during October and November 2011. These tax loss carryforwards expire in fiscal 2017.

The Group's deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	Year Ended	
	June 29, 2012	June 24, 2011
Deferred tax assets:		
Depreciation	$1,353	$1,408
Severance liability	668	566
Reserve and allowance	616	1,126
Allowance for tax loss carried forward	2,456	—
Non-deductible flood loss expenses	793	—
Others	36	253
Total deferred tax assets	$5,922	$3,353

	Year Ended	
	June 29, 2012	June 24, 2011
Deferred tax liabilities:		
Deferred cost of service and expense	(54)	(68)
Others	(16)	(24)
Total deferred tax liabilities	$ (70)	$ (92)
Net deferred tax assets	$5,852	$3,261

Current deferred income tax assets and liabilities and non-current deferred income tax assets and liabilities are offset when the income taxes relate to the same tax jurisdiction. The following amounts are shown in the consolidated balance sheets:

	Year Ended	
	June 29, 2012	June 24, 2011
Deferred income tax assets — current	$4,146	$1,382
Deferred income tax liabilities — current	(58)	(74)
Current deferred income tax — net	4,088	1,308
Deferred income tax assets — non current	1,777	1,971
Deferred income tax liabilities — non current	(13)	(18)
Non current deferred income tax — net	1,764	1,953
Net deferred income tax assets	$5,852	$3,261

Income tax liabilities have not been established for withholding tax and other taxes that would be payable on the unremitted earnings of Fabrinet Thailand. Such amounts of Fabrinet Thailand are permanently reinvested; unremitted earnings for Fabrinet Thailand totaled $11,443 and $21,046 as of June 29, 2012 and June 24, 2011, respectively. Unrecognized deferred tax liabilities for such unremitted earnings were $980 and $2,265 as of June 29, 2012 and June 24, 2011, respectively.

Deferred tax liabilities of $1,405 and $1,056 have been established for withholding tax on the unremitted earnings of CASIX as of June 29, 2012 and June 24, 2011, respectively.

Uncertain income tax positions

Interest and penalties related to uncertain tax positions are recognized in income tax expense. The Company had approximately $781 and $579 of accrued interest and penalties related to uncertain tax positions on the consolidated balance sheets as of June 29, 2012 and June 24, 2011, respectively. The Company recorded (reversed) interest and penalties of $202, $(141) and $(73) for the years ended June 29, 2012, June 24, 2011 and June 25, 2010, respectively, through the consolidated statements of operations. With regard to the Thailand jurisdiction, tax years 2007 through 2011 remain open to examination by the local authorities.

The following table indicates the changes to the Company's unrecognized tax benefits for the years ended June 29, 2012, June 24, 2011 and June 25, 2010 included in other non-current liabilities.

	June 29, 2012	June 24, 2011	June 25, 2010
Beginning balance	$1,124	$1,540	$1,551
Additions during the year	—	—	—
Additions for tax positions of prior years	—	—	450
Reductions for tax positions of prior years	—	(416)	(461)
Ending balance	$1,124	$1,124	$1,540

4. (Loss) earnings per ordinary share

Basic (loss) earnings per ordinary share are computed by dividing reported net (loss) income by the weighted average number of ordinary shares outstanding during each period.

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
Net (loss) income attributable to shareholders	$(56,467)	$64,329	$44,323
Weighted average number of ordinary shares outstanding (thousands of shares)	34,382	33,922	30,854
Basic (loss) earnings per ordinary share	$ (1.64)	$ 1.90	$ 1.44

Diluted (loss) earnings per ordinary share are computed by dividing reported net (loss) income by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during each period. Dilutive ordinary equivalent shares consist of share options and restricted shares. Diluted (loss) earnings per ordinary share is calculated as follows:

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
Net (loss) income used to determine diluted (loss) earnings per ordinary share	$(56,467)	$64,329	$44,323
Weighted average number of ordinary shares outstanding (thousands of shares)	34,382	33,922	30,854
Adjustment for incremental shares arising from assumed exercise of share options (thousands of shares)	— *	485	515
Weighted average number of ordinary shares for diluted (loss) earnings per ordinary share (thousands of shares)	34,382	34,407	31,369
Diluted (loss) earnings per ordinary share	$ (1.64)	$ 1.87	$ 1.41

* Loss per ordinary share for fiscal 2012 was computed using the weighted average number of ordinary shares outstanding during the period in accordance with the antidilutive provisions of ASC 260-10-45. Therefore, 200,055 ordinary shares have been excluded.

5. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is established which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table sets forth the Company's applicable liabilities measured at fair value on a recurring basis as of June 29, 2012:

	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Liabilities				
Derivative liabilities	—	162	—	162
Total liabilities measured at fair value	$—	$162	$—	$162

The above derivative liabilities are classified in accrued expenses on the consolidated balance sheet.

The following table sets forth the Company's applicable liabilities measured at fair value on a recurring basis as of June 24, 2011:

	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Liabilities				
Derivative liabilities	—	966	—	966
Total liabilities measured at fair value	$—	$966	$—	$966

The above derivative liabilities are classified in accrued expenses on the consolidated balance sheet.

6. Cash and cash equivalents

	June 29, 2012	June 24, 2011
Cash at banks and on hand	$ 23,039	$ 32,686
Short-term bank deposits	92,468	94,596
Total cash and cash equivalents	$115,507	$127,282

The weighted average effective interest rate on short term bank deposits was 0.76% and 0.59% per annum for the years ended June 29, 2012 and June 24, 2011, respectively.

7. Allowance for doubtful accounts

The activities and balances for allowance for doubtful accounts for the years ended June 29, 2012, June 24, 2011 and June 25, 2010 were as follows:

	Balance at beginning of period	Charged to expense	Balance at end of period
Year ended June 29, 2012	$79	$124	$203
Year ended June 24, 2011	$41	$ 38	$ 79
Year ended June 25, 2010	$16	$ 25	$ 41

8. Inventories

	June 29, 2012	June 24, 2011
Raw materials	$ 45,309	$ 47,172
Work in progress	43,879	46,190
Finished goods	8,760	9,651
Goods in transit	7,976	5,656
	105,924	108,669
Less: Inventory obsolescence	(2,701)	(2,202)
Inventories, net	$103,223	$106,467

9. Investment in leases

Investment in direct financing leases primarily consists of manufacturing equipment. The following lists the components of the Company's investment in direct financing leases as of June 29, 2012 and June 24, 2011:

	June 29, 2012	June 24, 2011
Total minimum lease payments receivable	$ 3,522	$2,026
Estimated residual values of leased equipment	—	—
Investment in direct financing leases	3,522	2,026
Less: unearned income	(186)	(415)
	$ 3,336	$1,611
Less: written-off of investment in direct financing leases	(3,336)	—
Net investment in direct financing leases	$ —	$1,611

In the second quarter of fiscal 2012, investment in leases of $3,336 was written-off because the underlying assets were damaged in the severe flooding that occurred in Thailand during October and November 2011. This amount has been included in "Expenses related to flooding" in the consolidated statements of operations.

10. Property, plant and equipment, net

The components of property, plant and equipment, net were as follows:

	Land	Building and Building Improvement	Manufacturing Equipment	Office Equipment	Motor Vehicles	Computers	Construction and Machinery Under Installation	Total
As of June 24, 2011								
Cost	$14,353	$ 40,743	$ 53,002	$ 5,341	$ 784	$10,528	$6,489	$131,240
Less: Accumulated depreciation	—	(9,330)	(35,307)	(2,632)	(695)	(7,866)	—	(55,830)
Net book value	$14,353	$ 31,413	$ 17,695	$ 2,709	$ 89	$ 2,662	$6,489	$ 75,410
As of June 29, 2012								
Cost	$14,353	$ 72,508	$ 55,729	$ 5,566	$ 638	$11,389	$1,280	$161,463
Less: Accumulated depreciation	—	(11,677)	(37,017)	(3,009)	(601)	(8,711)	—	(61,015)
Less: Impairment reserve	—	(1,076)	(1,091)	(51)	—	(303)	(4)	(2,525)
Net book value	$14,353	$ 59,755	$ 17,621	$ 2,506	$ 37	$ 2,375	$1,276	$ 97,923

Depreciation expense amounted to $9,339, $8,696 and $7,705 for the years ended June 29, 2012, June 24, 2011 and June 25, 2010, respectively.

Depreciation expense is allocated between cost of revenues and selling, general and administrative expenses in the consolidated statements of operations.

In the second quarter of fiscal 2012, an impairment reserve of $2,525 was set up to write-off certain property, plant and equipment because such assets were damaged in the severe flooding that occurred in Thailand during October and November 2011. This amount has been included in "Expenses related to flooding" in the consolidated statements of operations.

The cost of fully depreciated property, plant and equipment written-off during the years ended June 29, 2012, June 24, 2011 and June 25, 2010 amounted to $4,178, $1,514 and $855, respectively.

Interest expense relating to a long-term loan from a bank for the development of Pinehurst Building 6, of $504 and $2 was capitalized in construction in progress during the years ended June 29, 2012 and June 24, 2011, respectively.

11. Intangibles

The following tables present details of the Group's intangibles:

	June 29, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net
Software	$3,457	$(3,077)	$380
Total intangibles	$3,457	$(3,077)	$380

	June 24, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net
Software	$3,594	$(2,702)	$892
Total intangibles	$3,594	$(2,702)	$892

The Group recorded amortization expense relating to intangibles of $374, $499 and $504 for the years ended June 29, 2012, June 24, 2011 and June 25, 2010, respectively.

Based on the carrying amount of intangibles as of June 29, 2012, and assuming no future impairment of the underlying assets, the estimated future amortization at the end of each fiscal year in June is as follows:

2013	$ 217
2014	93
2015	64
2016	5
2017	1
Total amortization	$ 380

12. Borrowings

Bank borrowings and long-term debt was comprised of the following:

	June 29, 2012	June 24, 2011
Short-term bank borrowings	$ —	$ —
Long-term loans from banks	38,579	16,377
Total borrowings	$38,579	$16,377
Long-term loan from banks consisted of:		
Current portion	$ 9,668	$ 4,398
Non-current portion	28,911	11,979

As of June 29, 2012 and June 24, 2011, the Group had outstanding borrowings under long-term loan agreements with banks totaling $38,579 and $16,377, respectively, which consisted of:

Contract No.	Amount June 29, 2012	Amount June 24, 2011	Interest rate per annum (%)	Conditions	Repayment term
1	$28,500	$ 2,000	LIBOR + 2.8% per annum	Repayable in quarterly installments within 6 years	June 2012 – March 2017
2	10,079	13,747	SIBOR + 1.5% per annum	Repayable in quarterly installments within 8 years	May 2009 – February 2015
3	—	630	SIBOR + 1.5% per annum	Repayable in semi-annual installments within 7 years	June 2005 – November 2011
Total	$38,579	$16,377			

Certain of the long-term loans are secured by certain property, plant and equipment. The carrying amount of assets secured and pledged as collateral was $22,766 and $34,946 as of June 29, 2012 and June 24, 2011, respectively. The carrying amounts of borrowings approximate their fair value.

The long-term loans prescribe maximum ratios of debt to equity and minimum levels of debt service coverage ratios. As of June 29, 2012 and June 24, 2011, the Group was in compliance with its long-term loan agreements. In addition to financial ratios, certain of the Group's packing credits and long-term loans include customary events of default. There is no requirement for the Group to maintain a lock-box arrangement under these agreements. As such, the non-current portions of the long-term loans are classified as non-current liabilities in the consolidated balance sheet.

The movements of long-term loans for the years ended June 29, 2012 and June 24, 2011 were as follows:

	June 29, 2012	June 24, 2011
Opening net book amount	$16,377	$20,385
Additional loans during the year	28,000	2,000
Repayment during the year	(5,798)	(6,008)
Closing net book amount	$38,579	$16,377

As of June 29, 2012, future maturities of long-term debt were as follows at the end of each fiscal year below:

2013	$ 9,668
2014	9,668
2015	8,743
2016	6,000
2017	4,500
Total	$38,579

Credit facilities:

Undrawn available credit facilities as of June 29, 2012 and June 24, 2011 totaled:

	June 29, 2012	June 24, 2011
Bank borrowings:		
Short-term loans	$8,241	$50,450
Long-term loans	—	28,000

13. Severance liabilities

	June 29, 2012	June 24, 2011
At the beginning of the fiscal year	$4,478	$3,456
Charged to statement of operations	(58)	1,022
At the end of the fiscal year (June)	$4,420	$4,478

The amount recognized in the balance sheet under non-current liabilities at fiscal year-end was determined as follows:

	June 29, 2012	June 24, 2011
Present value of defined benefit obligation	$4,420	$4,478
Liability in balance sheet	$4,420	$4,478

The amount recognized in the statements of operations was as follows:

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
Current service cost	$ 474	$ 736	$557
Interest cost	198	162	126
Benefit paid	(81)	—	—
Actuarial loss/(gain) on obligation	(649)	124	76
Total included in staff costs	$ (58)	$1,022	$759

The principal actuarial assumptions used were as follows:

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
Discount rate (percent)	4.8	4.7	4.5
Future salary increases (percent)	4.4	4.3	4.4

14. Share-based compensation

Share-based compensation

FASB ASC Topic 718, *Compensation-Stock Compensation* ("FASB ASC 718") requires companies to recognize the cost of employee service received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. In determining the grant date fair value of those awards, the Group is required to make estimates of the fair value of the Group's ordinary shares, expected dividends to be issued, expected volatility of the Group's shares, expected forfeitures of the awards, risk free interest rates for the expected term of the awards, expected terms of the awards, and the vesting period of the respective awards. FASB ASC 718 requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates.

The effect of recording share-based compensation expense for the years ended June 29, 2012, June 24, 2011 and June 25, 2010 was as follows:

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
Share-based compensation expense by type of award:			
Share options	$3,443	$2,943	$655
Restricted shares	1,206	517	—
Total share-based compensation expense	4,649	3,460	655
Tax effect on share-based compensation expense	—	—	—
Net effect on share-based compensation expense	$4,649	$3,460	$655

Share-based compensation expense was recorded in the consolidated statements of operations as follows: cost of revenues of $1,546, $1,147 and $301 for the years ended June 29, 2012, June 24, 2011 and June 25, 2010, respectively; and SG&A expenses of $3,103, $2,313 and $354 for the years ended June 29, 2012, June 24, 2011 and June 25, 2010, respectively. The Group did not capitalize any share-based compensation expense as part of any asset costs during the years ended June 29, 2012, June 24, 2011 and June 25, 2010.

Share-based award activity

Share options have been granted to directors and employees. As of June 29, 2012, there were 189,540 share options outstanding under the Amended and Restated 1999 Share Option Plan (the "1999 Plan"). Additional option grants may not be made under the 1999 Plan.

On March 12, 2010, the Company's shareholders adopted the 2010 Performance Incentive Plan (the "2010 Plan"), and on December 20, 2010, the Company's shareholders adopted an amendment to the 2010 Plan to increase the number of ordinary shares authorized for issuance under the 2010 Plan. A total of 2,000,000 ordinary shares are authorized for issuance under the 2010 Plan, plus any shares subject to share options under the 1999 Plan outstanding as of June 24, 2010, that expire, are canceled or terminate after such date. As of June 29, 2012, there were an aggregate of 1,280,750 share options outstanding, 168,275 restricted share units outstanding and 500,341 ordinary shares available for future grant under the 2010 Plan.

Share options

The Company's board of directors has the authority to determine the type of option and the number of shares subject to an option. Options generally vest and become exercisable over four years and expire, if not exercised, within 7 years of the grant date. In the case of a grantee's first grant, 25 percent of the underlying shares subject to an option vest 12 months after the vesting commencement date and 1/48 of the underlying shares vest monthly over each of the subsequent 36 months. In the case of any additional grants to a grantee, 1/48 of the underlying shares subject to an option vest monthly over four years, commencing one month after the vesting commencement date.

During the years ended June 29, 2012, June 24, 2011 and June 25, 2010, the Group granted options to purchase an aggregate of 590,537, 1,012,367, and 168,500 ordinary shares, respectively, with an estimated total grant date fair value of $4,267, $6,377 and $773, respectively, and a weighted average grant date fair value of $7.23, $6.30 and $4.58 per share, respectively.

The weighted average exercise price of options granted during the year ended June 29, 2012 was $14.82 per share. The total fair value of shares vested during the years ended June 29, 2012, June 24, 2011 and June 25, 2010 was $2,440, $1,738 and $1,264, respectively. The total intrinsic value of options exercised during the years ended June 29, 2012, June 24, 2011 and June 25, 2010 was $3,278, $9,803 and $3,151, respectively. In conjunction with these exercises, there was no tax benefit realized by the Company due to the fact that it is exempted from income tax. The amount of cash received from the exercise of share options was $1,000 during the year ended June 29, 2012.

Determining Fair Value

Valuation Method—The Group estimated the fair value of its ordinary shares to be used in the Black-Scholes-Merton ("BSM") option-pricing formula by taking into consideration a number of assumptions.

Expected Dividend—The Group used zero as an annualized dividend yield since it did not anticipate paying any cash dividends in the near future.

Expected Volatility—As the Group did not have a sufficient trading history to use the volatility of its ordinary shares, management based its expected volatility on a comparable industry index as a reasonable measure of expected volatility in accordance with the guidance of FASB ASC 718.

Risk-Free Interest Rate—The Group based the risk-free interest rate on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of the option.

Expected Term—Expected terms used in the BSM option-pricing formula represent the periods that the Group's share options are expected to be outstanding and are determined based on the Group's historical experience of similar awards, giving consideration to the contractual terms of the share options, vesting schedules and expectations of future employee behavior.

Vesting Period—The Group's share options generally vest and become exercisable over a four-year period, and expire 7 years from the date of grant. For an initial grant, 25 percent of the underlying shares subject to an option vest 12 months after the vesting commencement date and 1/48 of the underlying shares vest monthly over each of the subsequent 36 months. In the case of any additional grants to an optionee, 1/48 of the underlying shares subject to an option vest monthly over four years, commencing one month after the vesting commencement date.

Fair Value—The fair value of the Group's share options granted to employees for the years ended June 29, 2012, June 24, 2011 and June 25, 2010 was estimated using the following weighted-average assumptions:

	June 29, 2012	June 24, 2011	June 25, 2010
Dividend yield	—	—	—
Expected volatility	61.3%	42.3%	43.4%
Risk-free rate of return	0.90%	1.21%	2.26%
Expected term (in years)	4.36	4.54	4.55

The following summarizes share option activity under the 1999 Plan:

	Number of Shares Underlying Options			Weighted-Average Exercise Price Per Share		
	Year Ended			Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010	June 29, 2012	June 24, 2011	June 25, 2010
Shares underlying options outstanding at beginning of the period	423,205	858,005	1,023,592	$4.34	$3.66	$2.77
Granted	—	—	168,500	—	—	5.77
Exercised	(225,731)	(418,048)	(285,108)	3.58	2.95	1.70
Forfeited	(6,805)	(10,852)	(19,219)	5.92	5.48	5.32
Expired	(1,129)	(5,900)	(29,760)	5.75	2.78	2.67
Shares underlying options outstanding at end of the period	189,540	423,205	858,005	$5.18	$4.34	$3.66
Shares underlying options exercisable at end of the period	133,578	292,514	593,409	$4.94	$3.75	$2.93

The following summarizes information for share options outstanding as of June 29, 2012 under the 1999 Plan:

	Number of Shares Underlying Options	Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
	1,000	$2.00	0.25	
	4,925	2.25	0.62	
	3,100	2.75	1.17	
	1,600	3.00	1.19	
	20,021	3.50	1.51	
	3,605	4.25	2.17	
	6,415	4.75	2.42	
	11,156	5.00	2.63	
	5,480	5.25	2.85	
	26,250	5.50	3.16	
	101,788	5.75	4.30	
	4,200	6.25	4.85	
Options outstanding	189,540		3.42	$1,396
Options exercisable	133,578		3.03	$1,016

As of June 29, 2012, $52 of estimated share-based compensation expense related to share options under the 1999 Plan remains to be recorded. That cost is expected to be recorded over an estimated amortization period of 1.39 years.

The following summarizes share option activity under the 2010 Plan:

	Number of Shares Underlying Options			Weighted-Average Exercise Price Per Share		
	Year Ended			Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010	June 29, 2012	June 24, 2011	June 25, 2010
Shares underlying options outstanding at beginning of the period	925,921	—	—	$	$ —	$—
Granted	590,537	1,012,367	—	14.82	17.37	—
Exercised	(11,619)	(20,281)	—	16.60	16.83	—
Forfeited	(211,491)	(66,165)	—	16.51	17.51	—
Expired	(12,598)	—	—	19.51	—	—
Shares underlying options outstanding at end of the period	1,280,750	925,921	—	$16.32	$17.37	$—
Shares underlying options exercisable at end of the period	399,068	112,343	—	$16.66	$17.05	$—

The following summarizes information for share options outstanding as of June 29, 2012 under the 2010 Plan:

	Number of Shares Underlying Options	Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
	40,000	$13.77	5.15	
	658,955	16.83	5.29	
	30,000	15.05	5.35	
	33,944	25.50	5.55	
	9,800	26.16	5.60	
	12,800	23.62	5.85	
	199,502	15.16	6.14	
	255,739	14.12	6.37	
	31,160	19.36	6.62	
	5,550	18.60	6.67	
	3,300	12.83	6.86	
Options outstanding	1,280,750		5.69	$0
Options exercisable	399,068		5.47	$0

As of June 29, 2012, $2,570 of estimated share-based compensation expense related to share options under the 2010 Plan remains to be recorded. That cost is expected to be recorded over an estimated amortization period of 2.88 years.

Restricted share units

Restricted share units may be granted under the 2010 Plan. Restricted share units granted to non-employee directors generally cliff vest 100% on the first of January, approximately 1 year from the grant date. Restricted share units granted to executives generally vest as to 1/4th of the shares over 4 years on each anniversary of the vesting commencement date.

The following summarizes restricted share unit activity under the 2010 Plan:

	Number of Shares Underlying Restricted Share Units			Weighted-Average Grant Date Fair Value Per Share		
	Year Ended			Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010	June 29, 2012	June 24, 2011	June 25, 2010
Unvested balance at beginning of the period	25,900	—	—	$21.62	$ —	$—
Granted	211,266	43,420	—	14.37	18.47	—
Issued	(25,900)	(17,520)	—	21.62	13.82	—
Forfeited	(42,991)	—	—	14.07	—	—
Vested	—	—	—	—	—	—
Unvested balance at end of the period	168,275	25,900	—	$14.44	$21.62	$—

As of June 29, 2012, $1,501 of estimated share-based compensation expense related to restricted share units under the 2010 Plan remains to be recorded. That cost is expected to be recorded over an estimated amortization period of 2.96 years.

15. Employee contribution plan

The Group operates a defined contribution plan, known as a provident fund, in its Thailand subsidiary. The assets of this plan are in a separate trustee-administered fund. The provident fund is funded by matching payments from employees and by the subsidiary on a monthly basis. Current contributions to the provident fund are accrued and paid to the fund manager on a monthly basis. The Group's contributions to the provident fund amounted to $2,299, $2,066 and $1,448 in the years ended June 29, 2012, June 24, 2011 and June 25, 2010, respectively.

The Group sponsors the Fabrinet US 401(k) Retirement Plan (the "401(k) Plan"), a Defined Contribution Plan under ERISA, at its Fabrinet USA, Inc. and FBN New Jersey Manufacturing, Inc. subsidiaries, which provides retirement benefits for its eligible employees through tax deferred salary deductions. The 401(k) Plan allows employees to contribute up to 80% of their annual compensation, subject to annual contributions limits established by the Internal Revenue Service.

The Plan provided for a 100% match of employees' contributions up to the first 6% of annual compensation. All matching contributions are made in cash and vest immediately. The Company's matching contributions to the 401(k) Plan were $196, $189 and $145 in the years ended June 29, 2012, June 24, 2011 and June 25, 2010, respectively.

16. Shareholders' equity

Share capital

The Company's authorized share capital is 500,000,000 ordinary shares, par value of $0.01 per ordinary share, and 5,000,000 preferred shares, par value of $0.01 per preferred share.

In the year ended June 29, 2012, the Company issued 237,350 ordinary shares upon the exercise of options, for cash consideration at a weighted average exercise price of $4.21 per share, and 25,900 ordinary shares upon the vesting of restricted share units.

In the year ended June 24, 2011, the Company issued 438,329 ordinary shares upon the exercise of options, for cash consideration at a weighted average exercise price of $3.59 per share, and 17,520 ordinary shares upon the vesting of restricted share units.

In the year ended June 25, 2010, the Company issued 285,108 ordinary shares upon the exercise of options, for cash consideration at a weighted average exercise price of $1.70 per share.

All such issued shares are fully paid.

17. Related party transactions and balances

JDS Uniphase Corporation, a customer of Fabrinet, held 0%, 0% and 1.1% of the Company's share capital (fully diluted) as of June 29, 2012, June 24, 2011 and June 25, 2010, respectively. A representative from JDS Uniphase Corporation served as a director of Fabrinet until August 2007. JDS Uniphase Corporation participated in the Company's initial public offering as a selling shareholder and sold 1,606,850 ordinary shares as of June 25, 2010, which reduced its share ownership to 1.1% (fully diluted) as of such date. Therefore, JDS Uniphase Corporation was no longer considered a related party as of such date. On July 6, 2010, JDS Uniphase Corporation sold all of its remaining 393,150 ordinary shares pursuant to the underwriters' option to purchase additional shares.

Asia Pacific Growth Fund III, L.P. held 26.2%, 26.5% and 46.1% of the Company's share capital (fully diluted) as of June 29, 2012, June 24, 2011 and June 25, 2010, respectively. Currently, the Group has no commercial transactions with Asia Pacific Growth Fund III, L.P.

The following transactions were carried out with related parties:

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
Revenues			
Sales of goods:			
JDS Uniphase Corporation	$—	$—	$81,164
Cost of revenues			
Purchases of goods:			
JDS Uniphase Corporation	$—	$—	$19,289

18. Employee performance bonuses and executive incentive plan

The Group did not maintain an executive incentive plan during the years ended June 29, 2012 and June 25, 2010. For the year ended June 24, 2011, the Group maintained an executive incentive plan with quantitative objectives, based on achieving certain revenue and earnings per share milestones for the fiscal year, and qualitative objectives. Bonuses under the fiscal 2011 executive incentive plan were payable in fiscal 2012. During the years ended June 24, 2011 and June 29, 2012, discretionary merit-based bonus awards were also available to Fabrinet' s non-executive employees. Charges to the income statement for bonus distributions to employees were $1,698, $4,453 and $0 for the years ended June 29, 2012, June 24, 2011 and June 25, 2010, respectively.

19. Commitments and contingencies

Bank guarantees

As of June 29, 2012 and June 24, 2011, there were outstanding bank guarantees given by banks on behalf of Fabrinet Thailand for electricity usage and other normal business amounting to $660 and $686, respectively.

Operating lease commitments

The Group leases a portion of its capital equipment and certain land and buildings for its facilities in Thailand, China and New Jersey under operating lease arrangements that expire in various years through 2015. Rental expense under these operating leases amounted to $1,777, $1,938 and $1,791 for the years ended June 29, 2012, June 24, 2011 and June 25, 2010, respectively. On March 23, 2012, the Group notified its landlord of its intent to terminate the lease agreement for land and buildings at its Chokchai Campus in Thailand effective on April 30, 2012.

As of June 29, 2012, the future minimum lease payments due under non-cancelable leases are as follows at the end of each fiscal year below:

2013	$ 778
2014	180
2015	59
2016	15
Total minimum operating lease payments	$1,032

Purchase obligations

Purchase obligations represent legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Although open purchase orders are considered enforceable and legally binding, the terms generally give the Group the option to cancel, reschedule and/or adjust its requirements based on its business needs prior to the delivery of goods or performance of services. Obligations to purchase inventory and other commitments are generally expected to be fulfilled within one year.

As of June 29, 2012, there was an outstanding commitment to third parties of $899 relating to the development of Pinehurst Building 6.

Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Company's amended and restated memorandum and articles of association provide for indemnification of directors and officers for actions, costs, charges, losses, damages and expenses incurred in their capacities as such, except that such indemnification does not extend to any matter in respect of any fraud or dishonesty that may attach to any of them.

In accordance with the Company's form of indemnification agreement for its directors and officers, the Company has agreed to indemnify its directors and officers against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer. The Company has a director and officer liability insurance policy that may enable it to recover a portion of any future amounts paid under the indemnification agreements.

20. Business segments and geographic information

The Group evaluates its reportable segments in accordance with FASB ASC Topic 280, *Segment Reporting*. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Group's chief operating decision maker is Fabrinet's board of directors. As of June 29, 2012, the Group operated and internally managed a single operating segment. Accordingly, the Group does not accumulate discrete information with respect to separate product lines and does not have separate reportable segments.

The Group operates primarily in three geographic regions: North America, Asia-Pacific and Europe. The following table presents total revenues by geographic regions:

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
North America	$272,659	$324,108	$252,662
Asia-Pacific	189,455	277,014	197,097
Europe	102,618	142,448	55,953
	$564,732	$743,570	$505,712

Significant customers

Total revenues are attributed to a particular geographic area based on the bill-to location of the customer. As of June 29, 2012, the Group had approximately $210 of long-lived assets based in North America, with the substantial remainder of assets based in Asia-Pacific.

Total revenues, by percentage, from individual customers representing 10% or more of total revenues in the respective periods were as follows:

	Year Ended		
	June 29, 2012	June 24, 2011	June 25, 2010
JDS Uniphase Corporation	25%	21%	16%
Oclaro, Inc.	12	17	17
Finisar Corporation	10	10	12
Opnext, Inc.	*	10	14
Emcore Corporation	*	*	10

* Less than 10% of total revenues in the period.

The loss of any single significant customer could have a material adverse effect on the Group's results of operations.

21. Financial instruments

Objectives and significant terms and conditions

The principal financial risks faced by the Group are foreign currency risk, credit risk, liquidity risk and interest rate risk. The Group borrows at floating rates of interest to finance its operations. A minority of sales and purchases and a majority of labor and overhead costs are entered into in foreign currencies. In order to manage the risks arising from fluctuations in currency exchange rates, the Group uses derivative financial instruments. Trading for speculative purposes is prohibited under Company policies.

The Group enters into short-term forward foreign currency contracts to help manage currency exposures associated with certain assets and liabilities. The forward exchange contracts have generally ranged from one to six months in original maturity, and no forward exchange contract has an original maturity greater than one year. All foreign currency exchange contracts are recognized on the balance sheet at fair value. As the Group does not apply hedge accounting to these instruments, the derivatives are recorded at fair value through earnings.

The gains and losses on the Group's forward contracts generally offset losses and gains on the assets, liabilities and transactions economically hedged, and accordingly, generally do not subject the Group to risk of significant accounting losses.

Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Thai baht and the Chinese renminbi (RMB).

As of June 29, 2012 and June 24, 2011, the Group had outstanding foreign currency assets and liabilities as follows:

	June 29, 2012		June 24, 2011	
	Currency	$	Currency	$
Assets				
Thai baht	526,487	16,541	425,872	13,904
RMB	103,014	16,287	85,478	13,411
		32,828		27,315
Liabilities				
Thai baht	732,502	23,013	669,367	21,853
RMB	21,752	3,439	36,303	5,607
		26,452		27,460

The Thai baht assets represent cash and cash equivalents, accounts receivable, deposits and other current assets. The Thai baht liabilities represent trade accounts payable, accrued expenses and other payables. The Group manages its exposure to fluctuations in foreign exchange rates by the use of foreign currency contracts and offsetting assets and liabilities denominated in the same currency in accordance with management's policy. As of June 29, 2012, there was $30,000 in selling forward contracts outstanding on the Thai baht payables and. As of June 24, 2011, there was $30,000 in selling forward contracts outstanding on the Thai baht payables and an undrawn committed loan in Thai baht equivalent to $28,000.

The RMB assets represent cash and cash equivalents, accounts receivable and other current assets. The RMB liabilities represent trade accounts payable, accrued expenses and other payables. As of June 29, 2012 and June 24, 2011, there was none and $4,000, respectively, in selling RMB to U.S. dollar forward contracts.

Unrealized losses from fair market value of derivatives as of June 29, 2012 amounted to $162.

Interest Rate Risk

The Group's principal interest bearing assets are time deposits held with high quality financial institutions. The Group's principal interest bearing liabilities are bank loans which bear interest at floating rates.

22. Expenses related to flooding

The Company suspended production at all of its manufacturing facilities in Thailand from October 17, 2011 through November 14, 2011 because of severe flooding in Thailand. The Company never resumed and has ceased production permanently at its Chokchai facilities. Company personnel, insurance adjusters, professional asset valuation advisors, equipment restoration contractors and forensic accounting experts have assessed, and continue to assess, the damage to property, inventory and equipment, including consigned assets held by the Company on behalf of its customers, as well as the impact of business interruption to the Company. The following is a summary of all known costs incurred as a result of this event recognized in the Company's consolidated statements of operations for the year ended June 29, 2012:

	Year Ended
	June 29, 2012
	(in thousands)
Loss from written-off owned inventories	$16,612
Loss from written-off leased building improvement	1,431
Loss from written-off owned machinery and equipment	1,098
Loss from written-off investments in lease and prepayment	3,532
Loss from consigned inventories	11,748
Loss from consigned machinery and equipment	48,450
Estimated restoration cost of leased building	1,000
Payroll and other expenses	7,712
Flood protection, salvage and increased expenses	5,703
Total	$97,286

The Company has submitted claims to its insurers for business interruption losses attributable to the effects of flooding during the second and third quarters of fiscal 2012, as well as claims for owned and consigned inventory losses, owned and consigned equipment losses, and damage to its buildings at Pinehurst, which it owns, and Chokchai, which it leased. In the first quarter of fiscal 2013, the Company plans to submit a claim for business interruption losses for the three months ended June 29, 2012. The Company expects to experience additional business interruption losses during the first quarter of fiscal 2013, and therefore expects to submit an additional claim for such losses in the second quarter of fiscal 2013.

A number of exclusions and limitations in the Company's policies (such as coinsurance, facilities location sub-limits and policy covenants) may reduce the aggregate amount that the Company will ultimately recover for its losses from its insurers. In addition, the Company's insurers could reject the valuation methodologies the Company has used to estimate its losses and apply different valuation methodologies, which could also reduce the Company's aggregate recovery amount. However, based on the information that the Company has at this time, the Company believes that it will ultimately recover a majority of its losses. The Company further believes that, although the difference between its aggregate claims and its insurance recoveries may ultimately be material, this will not have a material and adverse effect on the Company's financial condition or results of operation. The Company continues to have discussions with its customers regarding their assessments of the damage to, and valuation of, the consigned inventory and assets that were under the Company's care, custody and control at its Chokchai facility. In some cases, there may be material differences between the Company's assessments and its customers' assessments. There may also be differences of opinions regarding who bears responsibility for certain losses as a result of the flooding. The Company continues to review these differences with its customers and, depending on the outcome of these discussions, the Company may incur additional costs and expenses in connection with its customers' recovery efforts. The Company will recognize insurance recoveries if and when they become realizable and probable.

23. Expenses related to reduction in workforce

As part of the Group's ongoing efforts to achieve greater efficiencies in all areas of its business, during the fourth quarter of fiscal 2012, the Group implemented a reduction in workforce and incurred expenses of approximately $2.0 million, which represented severance and benefits costs incurred for the termination of approximately 170 employees in accordance with contractual obligations and local regulations.

24. Principal subsidiaries

The subsidiaries of the Group are:

Name	Business	Country of Incorporation	Percent interest
Fabrinet Co., Ltd.	Manufacturing and assembly	Thailand	99.99
Fabrinet USA, Inc.	Marketing and administrative support services	United States of America (California)	100
FBN New Jersey Manufacturing, Inc.	Manufacturing and assembly	United States of America (Delaware)	100
Fabrinet China Holdings	Holding company	Mauritius Island	100
CASIX Inc. (a wholly-owned subsidiary of Fabrinet China Holdings)	Manufacturing and assembly	People's Republic of China	100
Fabrinet Pte., Ltd.	Sales and administrative support services and supply chain sourcing center	Singapore	100
Fabrinet AB	Business development in Scandinavia and Europe	Sweden	100

All subsidiaries are unlisted.

25. Subsequent events

The Company believes that there are no subsequent events that require disclosure.

UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following tables set forth a summary of the Company's quarterly financial information for each of the four quarters in the fiscal years ended June 29, 2012 and June 24, 2011:

	Three Months Ended							
	Jun 29, 2012	Mar 30, 2012	Dec 30, 2011	Sep 30, 2011	Jun 24, 2011	Mar 25, 2011	Dec 24, 2010	Sep 24, 2010
	(in thousands, except per share data)							
Total revenues	$142,757	$139,019	$ 96,609	$186,347	$190,348	$194,851	$184,631	$173,740
Gross profit	15,220	14,881	8,929	22,884	23,985	25,323	23,663	21,776
Net income (loss)	$ 7,457	$ (46,325)	$(33,254)	$ 15,655	$ 16,655	$ 16,663	$ 15,806	$ 15,205
Basic net income (loss) per share:								
Net income (loss)	$ 0.22	$ (1.35)	$ (0.97)	$ 0.46	$ 0.49	$ 0.49	$ 0.47	$ 0.45
Weighted-average shares used in basic net income (loss) per share calculations	34,469	34,440	34,396	34,223	34,189	33,969	33,768	33,761
Diluted net income (loss) per share:								
Net income (loss)	$ 0.22	$ (1.35)	$ (0.96)	$ 0.45	$ 0.48	$ 0.49	$ 0.46	$ 0.44
Weighted-average shares used in diluted net income (loss) per share calculations	34,624	34,440	34,544	34,502	34,595	34,232	34,450	34,351

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(c) under the Securities Exchange Act of 1934 as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to Fabrinet's management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

The information required to be furnished pursuant to this item is set forth under the captions "Report of Management on Internal Control Over Financial Reporting" and "Report of Independent Registered Accounting Firm" in Item 8 of this Annual Report on Form 10-K, which is incorporated in this Item 9A by reference.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION.

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

1. *Financial Statements*: See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules*: All schedules are omitted because they are not required, are not applicable or the information is included in the consolidated financial statements or notes thereto.

3. *Exhibits*: We have filed, or incorporated by reference into this Annual Report on Form 10-K, the exhibits listed on the accompanying Exhibit Index immediately following the signature page of this Annual Report on Form 10-K.

(b) Exhibits: See Item 15(a)(3), above.

(c) Financial Statement Schedules: See Item 15(a)(2), above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 28, 2012.

FABRINET

By:	/s/ TOH-SENG NG
Name:	**Toh-Seng Ng**
Title:	**Executive Vice President and Chief Financial Officer**

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David T. Mitchell and Toh-Seng Ng and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID T. MITCHELL **David T. Mitchell**	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	August 28, 2012
/s/ TOH-SENG NG **Toh-Seng Ng**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 28, 2012
/s/ HOMA BAHRAMI **Homa Bahrami**	Director	August 28, 2012
/s/ MARK A. CHRISTENSEN **Mark A. Christensen**	Director	August 28, 2012
/s/ THOMAS F. KELLY **Thomas F. Kelly**	Director	August 28, 2012
/s/ FRANK H. LEVINSON **Frank H. Levinson**	Director	August 28, 2012
/s/ ROLLANCE E. OLSON **Rollance E. Olson**	Director	August 28, 2012

Signature	Title	Date
/s/ VIRAPAN PULGES **Virapan Pulges**	Director	August 28, 2012
/s/ WILLIAM J. PERRY **William J. Perry**	Director	August 28, 2012

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by reference herein Form	Exhibit No.	Filing Date	File No.
3.1	Amended and Restated Memorandum and Articles of Association	S-1/A	3.1	May 3, 2010	333-163258
4.1	Specimen Ordinary Share Certificate	S-1/A	4.1	June 14, 2010	333-163258
10.1.1+	Fabrinet Amended and Restated 1999 Share Option Plan	10-K	10.1.1	September 8, 2010	001-34775
10.1.2+	Form of Share Option Agreement under the Fabrinet Amended and Restated 1999 Share Option Plan	S-1	10.1.2	November 7, 2007	333-147191
10.2.1+	Fabrinet 2010 Performance Incentive Plan	8-K	10.1	December 23, 2010	001-34775
10.2.2+	Form of Share Option Award Agreement under the Fabrinet 2010 Performance Incentive Plan	S-1/A	10.2.2	May 3, 2010	333-163258
10.2.3+	Form of Notice of Grant of Restricted Shares under the Fabrinet 2010 Performance Incentive Plan	S-1/A	10.2.3	May 3, 2010	333-163258
10.3.1+	Employment Agreement, effective as of January 1, 2000, by and between David T. Mitchell and Fabrinet USA, Inc. (subsequently assumed by the registrant)	S-1/A	10.3.1	December 28, 2009	333-163258
10.3.2+	Amendment to Employment Agreement, dated December 29, 2008, by and between David T. Mitchell and the registrant	S-1	10.3.2	November 20, 2009	333-163258
10.4.1+	Offer Letter, dated April 29, 2005, by and between Dr. Harpal Gill and Fabrinet USA, Inc.	S-1	10.3.1	November 7, 2007	333-147191
10.4.2+	Amendment to Offer Letter, dated February 14, 2007, by and between Dr. Harpal Gill and Fabrinet USA, Inc.	S-1	10.3.2	November 7, 2007	333-147191
10.4.3+	Amendment to Offer Letter, dated December 29, 2008, by and between Dr. Harpal Gill and Fabrinet USA, Inc.	S-1	10.4.3	November 20, 2009	333-163258
10.5+	Employment Agreement, dated July 1, 2007, by and between Dr. Harpal Gill and Fabrinet Co., Ltd.	S-1	10.5	November 7, 2007	333-147191
10.6+	Description of discretionary bonus payment to Dr. Harpal Gill	8-K, Item 5.02	N/A	February 16, 2012	001-34755
10.7+	Employment Offer Letter, dated August 20, 2012, between Paul Kalivas and Fabrinet USA, Inc.				
10.8+	Employment Offer Letter, dated December 30, 2011, between the registrant and John Marchetti	8-K	10.1	May 9, 2012	001-34755
10.9+	Employment Offer Letter, dated February 3, 2012, between the registrant and Toh-Seng Ng	8-K	10.2	May 9, 2012	001-34755
10.10+	Form of Indemnification Agreement	S-1/A	10.10	January 28, 2010	333-163258
10.11+	Description of Fiscal 2013 Executive Incentive Plan	8-K, Item 5.02	N/A	August 20, 2012	001-34775

Exhibit Number	Description	Incorporated by reference herein Form	Exhibit No.	Filing Date	File No.
10.12	Manufacturing Agreement, dated May 29, 2005, by and between the registrant and FBN New Jersey Holdings Corp.	S-1	10.10	November 7, 2007	333-147191
10.13	Manufacturing Agreement, dated January 2, 2000, by and between the registrant and Fabrinet Co., Ltd.	S-1	10.11	November 7, 2007	333-147191
10.14	Administrative Services Agreement, dated January 2, 2000, by and between the registrant and Fabrinet USA, Inc.	S-1	10.12	November 7, 2007	333-147191
10.15	Administrative Services Agreement, dated July 3, 2008, by and between the registrant and Fabrinet Pte. Ltd.	S-1	10.14	November 20, 2009	333-163258
10.16.1	Loan Agreement, dated April 4, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)	S-1	10.19	November 7, 2007	333-147191
10.16.2	Supplemental Memorandum of Agreement, dated December 14, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)	S-1	10.20.2	November 20, 2009	333-163258
10.16.3	Memorandum of Agreement, dated August 8, 2008, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)	S-1	10.20.3	November 20, 2009	333-163258
10.17	Lease Agreement, dated July 1, 2010, by and between Donly Corporation and FBN New Jersey Manufacturing, Inc. DBA VitroCom	10-K	10.21	September 8, 2010	001-34775
10.18	Land Mortgage Agreement, dated April 5, 2007, by and between TMB Bank Public Company Limited and Fabrinet Co., Ltd. (in Thai with English translation)	S-1	10.25	November 7, 2007	333-147191
10.19	Registration Rights Agreement, dated June 22, 2010, by and among the registrant, Asia Pacific Growth Fund III, L.P., H&Q Asia Pacific, Ltd., the David T. Mitchell Separate Property Trust, the Gabriel T. Mitchell Trust, the Alexander T. Mitchell Trust, the Sean T. Mitchell Trust, JDS Uniphase Corporation and Shea Ventures, LLC	S-1/A	10.26	June 14, 2010	333-163258
10.20†	Primary Contract Manufacturing Agreement, dated January 1, 2008, by and between JDS Uniphase Corporation and the registrant	S-1/A	10.27	January 19, 2010	333-163258
10.21	Facility Agreement, dated May 12, 2011, between TMB Bank Public Company Limited, Fabrinet and Fabrinet Co., Ltd.	8-K	10.1	August 16, 2011	001-34755
10.22	General Terms and Conditions of Facility, dated May 12, 2011, between TMB Bank Public Company Limited, Fabrinet and Fabrinet Co., Ltd.	8-K	10.2	August 16, 2011	001-34755
10.23	Confirmation for Cross Currency Swap Transaction, dated May 12, 2011, between TMB Bank Public Company Limited, Fabrinet and Fabrinet Co., Ltd.	8-K	10.3	August 16, 2011	001-34755

Exhibit Number	Description	Incorporated by reference herein			
		Form	Exhibit No.	Filing Date	File No.
10.24	Business Development Service Agreement, dated January 2, 2011, by and between the registrant and Fabrinet AB	10-K	10.26	August 31, 2011	001-34755
10.25.1+	Offer Letter, dated April 15, 2000, by and between Mark J. Schwartz and Fabrinet USA, Inc.	S-1	10.4	November 7, 2007	333-147191
10.25.2+	Amendment to Offer Letter, dated June 16, 2008, by and between Mark J. Schwartz and Fabrinet USA, Inc.	S-1	10.6.2	November 20, 2009	333-163258
10.25.3+	Amendment to Offer Letter, dated December 29, 2008, by and between Mark J. Schwartz and Fabrinet USA, Inc.	S-1	10.6.3	November 20, 2009	333-163258
21.1	List of Subsidiaries	S-1	21.1	February 18, 2011	333-172355
23.1	Consent of PricewaterhouseCoopers ABAS Ltd.				
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)				
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
101.INS*	XBRL Instance				
101.SCH*	XBRL Taxonomy Extension Schema				
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase				
101.DEF*	XBRL Taxonomy Extension Definition Linkbase				
101.LAB*	XBRL Taxonomy Extension Label Linkbase				
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase				

+ Indicates management contract or compensatory plan.

† Confidential treatment has been requested for portions of this exhibit.

* XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and is otherwise not subject to liability under these sections.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

STOCK PERFORMANCE GRAPH

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference into any filing of Fabrinet under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The performance graph below compares the cumulative total shareholder return on our ordinary shares with the cumulative total return on the NASDAQ Composite Index and the NASDAQ Telecommunications Index for the period from June 25, 2010 (the date of our initial public offering) to June 29, 2012, assuming an investment of $100 at the beginning of such period and the reinvestment of any dividends. The comparison in the graph below is based upon historical data and is not indicative of, nor intended to forecast, future performance of our ordinary shares.

COMPARISON OF 2 YEAR CUMULATIVE TOTAL RETURN*

Among Fabrinet, the NASDAQ Composite Index, and the NASDAQ Telecommunications Index



$250
$200
$150
$100
$50
$0
6/25/10
9/24/10
12/24/10
3/25/11
6/24/11
9/30/11
12/30/11
3/30/12
6/29/12
Fabrinet
NASDAQ Composite
NASDAQ Telecommunications

*$100 invested on 6/25/10 in ordinary shares. Indexes calculated on month-end basis, including reinvestment of dividends. Fiscal year ending on the Friday in June closest to June 30.

fabrinet®